MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Six Months Ended June 30, 2005

In the following discussion and analysis of our financial condition and results of operations, unless the context indicates or otherwise requires, references to “we,” “us,” “our” or “PLDT Group” mean the Philippine Long Distance Telephone Company and its consolidated subsidiaries, and references to “PLDT” mean the Philippine Long Distance Telephone Company, not including its consolidated subsidiaries (see Note 2 – Summary of Significant Accounting Policies and Practices to the accompanying unaudited consolidated financial statements for a list of these subsidiaries, including a description of their respective principal business activities).

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the accompanying unaudited consolidated financial statements and the related notes. Our financial statements, and the financial information discussed below, have been prepared in accordance with Philippine generally accepted accounting principles, or Philippine GAAP, which differs in certain significant respects from generally accepted accounting principles in the United States.

The financial information appearing in this report and in the accompanying unaudited consolidated financial statements is stated in Philippine pesos. All references to “pesos,” “Philippine pesos” or “Php” are to the lawful currency of the Philippines; all references to “U.S. dollars,” “US$” or “dollars” are to the lawful currency of the United States; all references to “Japanese yen,” “JP¥” or “¥” are to the lawful currency of Japan and all references to “Euro” or “€” are to the lawful currency of the European Union. Translations of Philippine peso amounts into U.S. dollars in this report and in the accompanying unaudited consolidated financial statements were made based on the exchange rate of Php56.177 to US$1.00, the volume weighted average exchange rate at June 30, 2005 quoted through the Philippine Dealing System.

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith, and we believe that they are reasonable in all material respects. However, we caution you that forward-looking statements and assumed facts or bases almost always vary from actual results, and the differences between the results implied by the forward-looking statements and assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the description of risks and cautionary statements in this report. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this report after the date hereof. In light of these risks and uncertainties, any forward-looking statement made in this report or elsewhere might not occur.

Our audited consolidated financial statements as at and for the year ended December 31, 2004 incorporate certain changes in accounting policies which have affected our financial position and results of operations retrospectively. For further discussion please see Note 2 – Summary of Significant Accounting Policies and Practices to the accompanying unaudited consolidated financial statements.

Financial Highlights and Key Performance Indicators

	June 30,	December 31,	Increase (Decrease)
(in millions)	2005	2004	Amount	%
	(Unaudited)	(Audited)
Consolidated Balance Sheets
Total assets	Php263,189	Php265,473	(Php2,284)	(1)
Property, plant and equipment	190,176	194,525	(4,349)	(2)
Cash and cash equivalents and short-term investments	35,656	31,194	4,462	14
Total equity	59,304	48,515	10,789	22
Interest-bearing financial liabilities	146,265	164,489	(18,224)	(11)
Notes payable and long-term debt	131,611	149,088	(17,477)	(12)
Net debt to equity ratio(1)	1.62x	2.43x	–	–

	Six Months Ended June 30,
			Increase (Decrease)
	2005	2004(2)	Amount	%
	(Unaudited)
Consolidated Statements of Income
Revenues and other income	Php61,138	Php62,299	(Php1,161)	(2)
Service income	59,522	57,841	1,681	3
Expenses	38,627	46,040	(7,413)	(16)
Income before income tax	22,511	16,259	6,252	38
Net income attributable to equity holders	16,785	12,423	4,362	35
Net income margin	27%	20%	–	–
Consolidated Statements of Cash Flows
Net cash provided by operating activities	34,619	38,080	(3,461)	(9)
Net cash used in investing activities	2,220	13,435	(11,215)	(83)
Capital expenditures	7,012	11,575	(4,563)	(39)
Net cash used in financing activities	23,996	21,151	2,845	13
Operational Data
Number of cellular subscribers	20,789,469	16,028,407	4,761,062	30
Number of fixed lines in service	2,137,813	2,201,257	(63,444)	(3)
Number of employees	18,649	17,849	800	4

Exchange Rates	Php per US$	Php per JP¥

June 30, 2005	Php56.177	Php0.5067
December 31, 2004	56.341	0.5495
June 30, 2004	56.176	0.5166
December 31, 2003	55.586	0.5193

______________

(1)     Net debt is derived by deducting cash and cash equivalents and short-term investment from long-term debt.

(2)     As restated to reflect the effects of the changes in accounting policies, as discussed in Note 2 – Summary of Significant Accounting Policies and Practices to the accompanying unaudited consolidated financial statements.

Overview

We are the largest and most diversified telecommunications company in the Philippines. We have organized our business into three main segments:

•            Wireless — wireless telecommunications services provided by Smart Communications, Inc., or Smart, and Pilipino Telephone Corporation, or Piltel, our cellular service providers, and Mabuhay Satellite Corporation, ACeS Philippines Cellular Satellite Corporation, and Telesat, Inc., our satellite and very small aperture terminal, or VSAT, operators;

•            Fixed Line — fixed line telecommunications services primarily provided through PLDT. We also provide fixed line services through PLDT’s subsidiaries PLDT Clark Telecom, Inc., Subic Telecommunications Company, Inc., PLDT-Maratel, Inc., Piltel and Bonifacio Communications Corporation, which together account for approximately 3% of our consolidated fixed lines in service, and PLDT Global Corporation; and

•            Information and Communications Technology — information and communications infrastructure and services for internet applications, internet protocol-based solutions and multimedia content delivery provided by PLDT’s subsidiary ePLDT, Inc.; call center services provided by ePLDT’s subsidiaries Parlance Systems, Inc., Vocativ Systems, Inc. and ePLDT Ventus, Inc.; internet access and gaming services provided by ePLDT’s subsidiaries, Infocom Technologies, Inc., Digital Paradise, Inc. and netGames, Inc.; and e-commerce, and IT-related services provided by other investees of ePLDT, as discussed in Note 9 – Investments in Associates to the accompanying unaudited consolidated financial statements.

We registered total revenues and other income of Php61,138 million, a decrease of Php1,161 million in the first half of 2005 as compared to Php62,299 million in the same period in 2004 primarily due to the Php2,944 million decline in our non-service wireless revenues, partially offset by Php1,681 million net increase in our service revenues. Total service revenues increased by 3% in the first half of 2005 compared to the same period in 2004.

Expenses decreased by Php7,413 million, or 16%, to Php38,627 million in the first half of 2005 from Php46,040 million in the same period in 2004 largely resulting from decreases in financing costs mostly driven by the appreciation of the peso against the U.S. dollar and Japanese yen and lower cost of sales.

With the expiration of Smart’s income tax holiday in May 2004, we recognized a higher provision for income tax of Php5,694 million for the first half of 2005 as compared to
Php3,811 million in the same period in 2004.

As a result of the foregoing, our net income attributable to equity holders increased by Php4,362 million, or 35%, to Php16,785 million in the first half of 2005 from Php12,423 million in the same period in 2004.

Accounting Changes

The accounting policies adopted are consistent with those of the previous financial period except that we have adopted in year-end 2004 the following new accounting standards effective for financial years beginning January 1, 2005. Our June 30, 2004 unaudited consolidated financial statements herein have been restated to give effect to the provisions of the new standard adopted:

  PAS 19, “Employee Benefits”. PAS 19 requires the use of the projected unit credit method in measuring retirement benefit expense and a change in the manner of computing benefit expense relating to past service cost and actuarial gains and losses. Past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. On the initial adoption of this standard, the effect of the change in accounting policy includes all actuarial gains and losses that arose in earlier periods even if they fall inside the 10% corridor. In subsequent periods, portion of actuarial gains or losses is recognized as income or expense if the cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed the greater of: (i) 10% of the present value of the defined benefit obligation at that date (before deducting plan assets); and (ii) 10% of the fair value of any planned assets at that date by dividing the excess determined by the expected average remaining working lives of the employees participating in that plan is recognized immediately as income or expense.

  PAS 21, “The Effects of Changes in Foreign Exchange Rates”. PAS 21 requires the recognition of foreign exchange gains and losses in the period they are incurred. Upon the adoption of PAS 21, we adjusted previously recorded undepreciated capitalized foreign exchange losses, net of exchange losses that qualify as borrowing cost and income tax effect, against beginning retained earnings, to the extent that such capitalized amounts do not meet the conditions for capitalization under the new accounting standard, and restated prior periods’ unaudited consolidated financial statements. Further, PAS 21 requires the determination of the functional currency of an entity. Exchange differences from any retranslation are taken directly as a separate component of equity. On disposal of an entity with a functional currency other than the Philippine peso, the deferred cumulative amount recognized in equity relating to that particular foreign operation shall be recognized in the consolidated income statement.

  PAS 27, “Consolidated and Separate Financial Statements”. PAS 27 supersedes SFAS 27/IAS 27, “Consolidated Financial Statements and Accounting for Investments in Subsidiaries”. Under PAS 27, the exclusion of a subsidiary from consolidation when there are severe long-term restrictions that significantly impair a subsidiary’s ability to transfer funds to the parent company under the superseded standard was removed. Consequently, Piltel was required to be included in our unaudited consolidated financial statements retrospectively.

  PAS 32, “Financial Instruments: Disclosure and Presentation”. PAS 32 covers the disclosure and presentation of all financial instruments. This standard requires more comprehensive disclosures about a company’s financial instruments, whether recognized or unrecognized in the financial statements. New disclosure requirements include terms and conditions of financial instruments used, types of risks associated with both recognized and unrecognized financial instruments (market risk, price risk, credit risk, liquidity risk, and cash flow risk), fair value information of both recognized and unrecognized financial assets and financial liabilities, and our financial risk management policies and objectives. This standard also requires financial instruments to be classified as liabilities or equity in accordance with their substance and not their legal form. Consequently, we have designated PLDT’s Convertible Preferred Stock Series V, VI and VII as compound instruments consisting of liability and equity components. The total fair value of the Convertible Preferred Stock Series V, VI and VII was determined at issue date, of which the aggregate fair value of the liability component of the Series V, VI and VII Convertible Preferred Stock as at issuance date is included as a financial liability under Interest-bearing Financial Liabilities account in the accompanying unaudited consolidated balance sheets. The residual amount was assigned as the equity component.

  PAS 39, “Financial Instruments: Recognition and Measurement”. PAS 39 establishes the accounting and reporting standards for recognizing and measuring our financial assets and financial liabilities. This standard requires a financial asset or financial liability to be recognized initially at fair value. Subsequent to initial recognition, we are to continue to measure financial assets at their fair values, except for loans and receivables and held-to-maturity investments, which are measured at cost or amortized cost using the effective interest rate method. Financial liabilities are subsequently measured at cost or amortized cost, except for liabilities classified as “at fair value through profit and loss” and derivatives, which are measured at fair value.

PAS 39 also covers the accounting for derivative instruments. This standard has expanded the definition of a derivative instrument to include derivatives (derivative-like provisions) embedded in non-derivative contracts. Under this standard, every derivative instrument is recorded in the balance sheet as either an asset or liability measured at its fair value. Derivatives that are not designated and do not qualify as hedges are adjusted to fair value through income. If the derivative is designated and qualifies as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in equity until the hedged item is recognized in earnings.

  PAS 40, “Investment Property”. PAS 40 prescribes the accounting treatment for investment properties which are defined as land and/or building held to generate income or for capital appreciation or both. An investment property is initially recognized at cost. Subsequent to initial recognition, an investment property is either carried at (i) cost, less accumulated depreciation or any accumulated impairment losses, or (ii) fair value, wherein fair value movements are recognized as income or expense. Transfers to or from investment property classification are made only when there is evidence of a change in use.

  PFRS 2, “Share-Based Payment”. PFRS 2 requires an entity to recognize goods or services received or acquired in a share-based payment transaction when it obtains the goods or as the services are received. The entity shall recognize a corresponding increase in equity if the goods or services were received in an equity-settled share-based payment transaction, or a liability if the goods or services were acquired in a cash-settled share-based payment transaction. In line with our adoption of PFRS 2, we recognized in our consolidated statements of income the costs of employees’ and directors’ share options and other share-based incentives by using an option-pricing model, further details of which are given in Note 21 – Employee Benefits to the accompanying unaudited consolidated financial statements.

  PFRS 3, “Business Combinations”, PAS 36, “Impairment of Assets” and PAS 38, “Intangible Assets”. PFRS 3 requires all business combinations within its scope to be accounted for by applying the purchase method. In addition, this standard requires the acquirer to initially measure separately the identifiable assets, liabilities and contingent liabilities at their fair values, at acquisition date, irrespective of the extent of any minority interest.

PFRS 3 also requires goodwill in a business combination to be recognized by an acquirer as an asset from the acquisition date, initially measured as the excess of the cost of the business combination over the acquirer’s interest in the net fair value of the acquiree’s identifiable assets and liabilities. Further, the amortization of goodwill acquired in a business combination is prohibited; instead, goodwill is to be tested annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired.

Moreover, the useful lives of intangible assets are assessed at the individual asset level as having either a finite or indefinite life. Where an intangible asset has a finite life, it will be amortized over its useful life. Amortization periods and methods for intangible assets with finite useful lives are reviewed annually or earlier where an indicator or impairment exists. Intangibles assessed as having indefinite useful lives are not amortized, as there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the PLDT Group. However, intangibles with indefinite useful lives are reviewed annually to ensure that their carrying values do not exceed the recoverable amounts regardless of any impairment indicators present.

  PFRS 5, “Non-Current Assets Held-for-Sale and Discontinued Operations”. Under the superseded SFAS 35/IAS 35, “Discontinuing Operations”, we would have previously recognized a discontinued operation at the earlier of when (a) we enter into a binding agreement; and (b) the Board of Directors have approved and announced a formal disposal plan. PFRS 5 now requires an operation to be classified as discontinued when the criteria to be classified as held-for-sale have been met or we have disposed of the operation.

Following additional guidelines from PAS 16, “Property, Plant and Equipment”, we have recognized the initial settlement of the net present value of legal and constructive obligations associated with the retirement of a tangible long-lived asset that resulted from the acquisition, construction or development and the normal operation of a long-lived asset in the period in which it is incurred. The asset retirement obligations were recognized in the period in which they are incurred if a reasonable estimate of fair values can be made. The related asset retirement costs are capitalized as part of the carrying amount of the corresponding property, plant and equipment which are being depreciated on a straight-line basis over the useful lives of the related assets or the contract periods, whichever is lower.

The following is the reconciliation from net income as previously reported to net income as restated, including the effect of these restatements on per share amounts:

For the Six Months Ended June 30, 2004
(in millions, except per share amounts)
Net income, as previously reported	Php12,008
PAS 16 – Property, Plant and Equipment	(34)
PAS 17 – Leases	1
PAS 19 – Employee Benefits	(15)
PAS 21 – The Effects of Changes in Foreign Exchange Rates	1,226
PAS 27 – Consolidated and Separate Financial Statements	840
PAS 32 – Financial Instruments: Disclosure and Presentation	(647)
PAS 39 – Financial Instruments: Recognition and Measurement	(830)
PAS 40 – Investment Property	(7)
PFRS 2 – Share-Based Payment	(93)
PFRS 3 – Business Combinations, PAS 36 – Impairment of Assets and PAS 38 – Intangible Assets	(26)
Net income, as restated	Php12,423

Earnings per common share, as previously reported	Php65.62
Earnings per share impact of restated items:
PAS 16 – Property, Plant and Equipment	(0.20)
PAS 17 – Leases	0.01
PAS 19 – Employee Benefits	(0.09)
PAS 21 – The Effects of Changes in Foreign Exchange Rates	7.17
PAS 27 – Consolidated and Separate Financial Statements	4.95
PAS 32 – Financial Instruments: Disclosure and Presentation	(3.04)
PAS 39 – Financial Instruments: Recognition and Measurement	(4.90)
PAS 40 – Investment Property	(0.04)
PFRS 2 – Share-Based Payment	(0.55)
PFRS 3 – Business Combinations, PAS 36 – Impairment of Assets and PAS 38 – Intangible Assets	(0.15)
Earnings per common share, as restated	Php68.78

We fully adopted PAS 16 in 2005, which requires us to determine the depreciation charge separately for each significant part of an item of property, plant and equipment. Consequently, we changed the estimated useful lives of certain components of our property, plant and equipment and we recognized the effect of the change in accounting estimate prospectively, in accordance with PAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”. Our full adoption of this standard reduced our consolidated net income by Php698 million (Php475 million after tax effect) for the six months ended June 30, 2005.

For a detailed discussion regarding changes in accounting policies, please refer to Note 2 – Summary of Significant Accounting Policies and Practices to the accompanying unaudited consolidated financial statements.

Results of Operations

The table below shows the contribution by each of our business segments to our revenues and other income, expenses and net income (losses) for the six months ended June 30, 2005 and 2004. Most of our revenues are derived from our operations within the Philippines.

	Wireless		Fixed Line		ICT		Inter-segment Transactions	Total
(in millions)
For the six months ended June 30, 2005 (Unaudited)
Revenues and other income	Php38,051		Php24,336		Php1,587		(Php2,836)	Php61,138
Service	36,703		24,214		1,328		(2,723)	59,522
Non-service	1,291		–		215		(84)	1,422
Other income	57		122		44		(29)	194
Expenses	20,459		19,486		1,518		(2,836)	38,627
Income before tax	17,592		4,850		69		–	22,511
Net income attributable to equity holders	13,324		3,378		83		–	16,785

For the six months ended June 30, 2004(1) (Unaudited)
Revenues and other income	38,353		24,215		1,127		(1,396)	62,299
Service	33,983		24,108		953		(1,203)	57,841
Non-service	4,235		–		161		(85)	4,311
Other income	135		107		13		(108)	147
Expenses	23,055		23,307		1,074		(1,396)	46,040
Income before tax	15,298		908		53		–	16,259
Net income attributable to equity holders	11,735		638		50		–	12,423

	Amount	%	Amount	%	Amount	%	Amount	Amount	%
Increase (Decrease)
Revenues and other income	(Php302)	(1)	Php121	–	Php460	41	(Php1,440)	(Php1,161)	(2)
Service	2,720	8	106	–	375	39	(1,520)	1,681	3
Non-service	(2,944)	(70)	–	–	54	34	1	(2,889)	(67)
Other income	(78)	(58)	15	14	31	238	79	47	32
Expenses	(2,596)	(11)	(3,821)	(16)	444	41	(1,440)	(7,413)	(16)
Income before tax	2,294	15	3,942	434	16	30	–	6,252	38
Net income attributable to equity holders	1,589	14	2,740	429	33	66	–	4,362	35

_____________

(1)     As restated to reflect the effects of the changes in accounting policies, as discussed in Note 2 – Summary of Significant Accounting Policies and Practices to the accompanying unaudited consolidated financial statements.

Wireless

Revenues and Other Income

Our wireless business segment offers cellular services as well as satellite, VSAT, wireless broadband, and other services.

The following table summarizes our service and non-service revenues and other income from our wireless business for the six months ended June 30, 2005 and 2004 by service segment:

	Six months ended June 30,
					Increase (Decrease)
	2005	%	2004(1)%		Amount	%
	(Unaudited)
(in millions)
Wireless services:
Service Revenues
Cellular	Php35,448	93	Php32,973	86	Php2,475	8
Satellite, VSAT, wireless broadband and others	1,255	3	1,010	3	245	24
	36,703	96	33,983	89	2,720	8
Non-service Revenues
Sale of handsets and SIM-packs	1,291	4	4,235	11	(2,944)	(70)

Other Income	57	–	135	–	(78)	(58)

Total Wireless Revenues and Other Income	Php38,051	100	Php38,353	100	(Php302)	(1)

___________

(1) As restated to reflect the effects of the changes in accounting policies, as discussed in Note 2 – Summary of Significant Accounting Policies and Practices to the accompanying unaudited consolidated financial statements.

Service Revenues

Our wireless service revenues increased by Php2,720 million, or 8%, to Php36,703 million in the first half of 2005 compared to Php33,983 million in the same period in 2004, mainly as a result of the continued growth of Smart’s and Piltel’s subscriber base. Accordingly, as a percentage of our total wireless revenues and other income, service revenues increased to 96% in the first half of 2005 from 89% in the same period in 2004.

Cellular Service

Our cellular service revenues consist of:

•         revenues derived from actual usage of the network by prepaid subscribers and any unused peso value of expired prepaid cards or electronic air time loads, net of discounts given to dealers;

•         monthly service fees from postpaid subscribers, including (1) charges for calls in excess of allocated free local calls, (2) toll charges for national and international long distance calls, (3) charges for text messages of our service customers in excess of allotted free text messages, and (4) charges for value-added services, net of related content provider costs;

•         revenues generated from incoming calls and messages to our subscribers, net of interconnection expenses; fees from reciprocal traffic from international correspondents; and revenues from inbound international roaming calls for the service; and

•         other charges, including those for reconnection and migration.

Our cellular service revenues in the first half of 2005 amounted to Php35,448 million, an increase of Php2,475 million, or 8%, from Php32,973 million in the same period in 2004. Cellular service revenues accounted for 97% of wireless service revenues in the first half of 2005 and 2004.

As at June 30, 2005, Smart and Piltel cellular subscribers reached 20,789,469, an increase of 4,761,062, or 30%, over the combined cellular subscriber base of 16,028,407 as at June 30, 2004. Prepaid subscribers accounted for 99% and 98% of our total subscriber base as at June 30, 2005 and 2004, respectively. Prepaid net subscriber activations totaled 1,587,478 in the first half of 2005, or a monthly average addition of 264,580 subscribers. Postpaid subscribers totaled 268,253 subscribers, reflecting a net reduction of 6,241 in the first half of 2005.

Smart markets nationwide cellular communications services under the brand names Smart Buddy, Smart Gold, addict mobile, addict mobile prepaid, or amp, Smart Infinity, Smart Kid and Smart Kid prepaid. Smart Buddy, addict mobile prepaid and Smart Kid prepaid are prepaid services while Smart Gold, addict mobile, Smart Infinity and Smart Kid are postpaid services, which are all provided through Smart's digital network.

Piltel markets its cellular prepaid service under the brand name Talk ‘N Text and is provided through Smart’s network. On December 22, 2004, the Board of Directors of Smart and Piltel approved the amendment of Piltel’s and Smart’s revenue sharing arrangement of 50-50 for the Talk ‘N Text service to 80-20 in favor of Piltel.

On August 1, 2004, Smart launched Smart Padala, one of the many innovative initiatives from our Smart Money platform. Smart Padala is the first cash remittance service through text and is faster and cheaper than traditional remittance arrangements. It was launched initially as an international remittance service for overseas Filipino workers but is now available for domestic remittances as well.

In order to test the apparent market demand for fixed rate or “bucket” plans for voice and text services, Smart launched from March 11, 2005 the Smart 258 Unlimited Call and Text promotion wherein Smart and Talk ‘N Text prepaid subscribers had the option for the duration of the promotion, to register for unlimited on-network (Smart-to-Smart) voice calls or unlimited on-network (Smart-to-Smart) text messaging service. Available as a promotion for 30 days initially, Smart 258 has since been extended and modified as follows:

  On April 22, 2005, Smart 258 Unlimited Call and Text promotions were modified as follows:

•            the Smart 258 Unlimited Call Php115 load are valid for seven days with a maximum call duration of three minutes for peak hours which is from 6:01am to 11pm and five minutes for off-peak hours beginning 11:01pm to 6am;

•            the Smart 258 Unlimited Text Php60 load are valid for four days; and

•            subscribers could avail of Smart 258 Unlimited Call and Text simultaneously.

  On July 31, 2005, Smart 258 Unlimited Text added a Php30 load, which is only valid for two days.

We had 1.4 million subscribers registered under the Smart 258 Unlimited Text promotion as of June 30, 2005.

The following table summarizes key measures of our cellular business as at and for the six months ended June 30, 2005 and 2004:

	Six months ended June 30,
			Increase
	2005	2004	Amount	%
	(Unaudited)
(in millions)
Cellular service revenues	Php35,448	Php32,973	Php2,475	8

By component	34,546	32,174	2,372	7
Voice	17,105	16,636	469	3
Data	17,441	15,538	1,903	12

By service type	34,546	32,174	2,372	7
Prepaid	32,439	30,146	2,293	8
Postpaid	2,107	2,028	79	4

Others(1)	902	799	103	13
______________

(1)     Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees, revenues from Smart’s public calling offices and payphone businesses, revenues from Wolfpac and Smart Money Holdings Corporation and a small number of leased line contracts.

	As at June 30,
			Increase (Decrease)
	2005	2004	Amount	%
	(Unaudited)

Cellular subscriber base	20,789,469	16,028,407	4,761,062	30
Prepaid	20,521,216	15,754,873	4,766,343	30
Smart	15,556,780	12,200,978	3,355,802	28
Piltel	4,964,436	3,553,895	1,410,541	40
Postpaid	268,253	273,534	(5,281)	(2)

	Six months ended June 30,
			Increase
	2005	2004	Amount	%
	(Unaudited)
Systemwide traffic volumes(1) (in millions)
Calls (in minutes)	2,647	2,448	199	8
Domestic	1,912	1,764	148	8
International	735	684	51	7
Inbound	649	601	48	8
Outbound	86	83	3	4

Text messages	20,778	20,312	466	2
Smart	16,971	16,774	197	1
Piltel	3,807	3,538	269	8

__________

(1) Excludes traffic volumes relating to Smart 258 Unlimited Call and Text promotions.

Voice Services

Cellular revenues from voice services, which include all voice traffic and voice value-added services such as voice mail and international roaming, increased by Php469 million, or 3%, to Php17,105 million in the first half of 2005 from Php16,636 million in the same period in 2004 mainly due to an increase in subscriber base which compensated for a 24% drop in the average voice usage per subscriber from 21 minutes per month in the first half of 2004 to 16 minutes per month in the same period in 2005.

Air time rates for postpaid subscribers vary depending on the type of postpaid plan selected by subscribers. Beginning January 25, 2004, Smart Gold, Smart Infinity and addict mobile launched flat rate-regular plans and consumable plans.

Data Services

Cellular revenues from data services, which include all text messaging-related services as well as value-added services, increased by Php1,903 million, or 12%, to Php17,441 million in the first half of 2005 from Php15,538 million in the same period in 2004. Cellular data services accounted for 49% of cellular service revenues in the first half of 2005, compared to 47% in the same period in 2004.

The following table shows the breakdown of cellular data revenues for the six months ended June 30, 2005 and 2004:

	Six months ended June 30,
			Increase (Decrease)
	2005	2004	Amount	%
	(Unaudited)
(in millions)
Text messaging
Domestic	Php14,832	Php13,192	Php1,640	12
International	856	947	(91)	(10)
	15,688	14,139	1,549	11
Value-added services
Non-Zed(1)	1,138	761	377	50
Smart ZedTM	287	293	(6)	(2)
Smart Money	47	20	27	135
Mobile Banking	3	1	2	200
Roaming SMS and WAP	278	324	(46)	(14)
	1,753	1,399	354	25
Total	Php17,441	Php15,538	1,903	12

_________________

(1) Value-added services developed by Smart on its own platform.

Text messaging-related services contributed revenues of Php15,688 million in the first half of 2005, an increase of 11%, compared to Php14,139 million in the same period in 2004, and accounted for 90% and 91% of the total cellular data revenues for the first half of 2005 and 2004, respectively. The increase in revenues from text messaging-related services resulted mainly from an increase in domestic text messaging owing to the introduction of Smart 258 Unlimited Text promotion in March 2005. Value-added services contributed revenues of Php1,753 million in the first half of 2005, increasing by Php354 million, or 25%, from Php1,399 million in the same period in 2004 as a result of a significant increase in ringtone/caller ringtunes download activity as well as increased usage emanating from Smart Padala.

Subscriber Base, ARPU and Churn Rates

Prepaid subscribers accounted for approximately 99% of our 20,789,469 subscribers as at June 30, 2005, while postpaid subscribers accounted for the remaining 1%. The cellular prepaid subscriber base grew by 30% to 20,521,216 as at June 30, 2005 from 15,754,873 as at June 30, 2004, whereas postpaid subscriber base decreased by 2% to 268,253 as at June 30, 2005 from 273,534 as at June 30, 2004.

Our net subscriber activations (reductions) for the first half of 2005 and 2004 are as follows:

	Six months ended June 30,
			Decrease
	2005	2004	Amount	%

Prepaid	1,587,478	3,056,653	(1,469,175)	(48)
Smart	1,235,492	2,369,843	(1,134,351)	(48)
Piltel	351,986	686,810	(334,824)	(49)

Postpaid	(6,241)	24,557	(30,798)	(125)

Total	1,581,237	3,081,210	(1,499,973)	(49)

Our quarterly net subscriber activations (reductions) for the four quarters of 2004 and first two quarters of 2005 are as follows:

	2004				2005
	1Q	2Q	3Q	4Q	1Q	2Q

Prepaid	1,380,339	1,676,314	1,433,664	1,745,201	1,050,638	536,840
Smart	1,162,301	1,207,542	797,686	1,322,624	920,885	314,607
Piltel	218,038	468,772	635,978	422,577	129,753	222,233

Postpaid	16,866	7,691	10,445	(9,485)	(6,357)	116

Total	1,397,205	1,684,005	1,444,109	1,735,716	1,044,281	536,956

Revenues attributable to our cellular prepaid service amounted to Php32,439 million in the first half of 2005, an 8% increase over the Php30,146 million earned in the same period in 2004. Prepaid service revenues in the first half of 2005 and 2004 accounted for 94% of voice and data revenues. Revenues attributable to Smart’s postpaid service amounted to Php2,107 million in the first half of 2005, a 4% increase over the Php2,028 million earned in the same period in 2004. Postpaid service revenues in the first half of 2005 and 2004 accounted for 6% of voice and data revenues.

The following table summarizes our cellular ARPUs for the six months ended June 30, 2005 and 2004:

	Six months ended June 30,
	Gross		Increase (Decrease)		Net		Increase (Decrease)
	2005	2004	Amount	%	2005	2004	Amount	%
			(Unaudited)

Prepaid
Smart	Php357	Php459	(Php102)	(22)	Php292	Php381	(Php89)	(23)
Piltel	266	341	(75)	(22)	216	288	(72)	(25)
Prepaid – Blended	335	433	(98)	(23)	274	361	(87)	(24)
Postpaid – Smart	1,831	1,709	122	7	1,308	1,282	26	2
Prepaid and Postpaid Blended	355	456	(101)	(22)	287	377	(90)	(24)

ARPU is computed for each month by dividing the revenues for the relevant services for the month by the average of the number of subscribers at the beginning and at the end of the month. Gross monthly ARPU is computed by dividing the revenues for the relevant services, gross of dealer discounts and allocated content-provider costs, including interconnection income but excluding inbound roaming revenues, by the average number of subscribers. Net monthly ARPU, on the other hand, is calculated based on revenues net of dealer discounts and allocated content-provider costs and interconnection income net of interconnection expense. ARPU for any period of more than one month is calculated as the simple average of the monthly ARPUs in that period.

Prepaid service revenues consist mainly of charges for subscribers' actual usage of their loads. Gross monthly ARPU for Smart prepaid subscribers in the first half of 2005 was Php357, a decrease of 22%, compared to Php459 in the same period in 2004. The decline was attributable mainly to a decrease in the average text messaging revenue per subscriber as well as lower average outbound local voice revenue per subscriber in the first half of 2005. On a net basis, ARPU in the first half of 2005 decreased by 23% to Php292 from Php381 in the same period in 2004. Gross monthly ARPU for Talk ‘N Text subscribers in the first half of 2005 was Php266, a decrease of 22% compared to Php341 in the same period in 2004. The decline was similarly attributable to a decrease in the average text messaging revenue per subscriber as well as lower average outbound local voice revenue per subscriber in the first half of 2005. On a net basis, ARPU in the first half of 2005 decreased by 25% to Php216 from Php288 in the same period in 2004.

Monthly ARPU for Smart’s postpaid services is calculated in a manner similar to that of prepaid service, except that the revenues consist mainly of monthly service fees and charges on usage in excess of the monthly service fees.

Gross monthly ARPU for postpaid subscribers increased by 7% to Php1,831 while net monthly ARPU increased by 2% to Php1,308, in the first half of 2005 compared to the same period in 2004. Prepaid and postpaid monthly gross blended ARPU was Php355 in the first half of 2005, a decrease of 22% compared to Php456 in the same period in 2004. Monthly net blended ARPU decreased by 24% to Php287 in the first half of 2005 from Php377 in the same period in 2004.

Our quarterly prepaid and postpaid ARPUs for 2005 and 2004 are as follows:

	Prepaid				Postpaid
	Smart		Piltel		Smart
	Gross	Net	Gross	Net	Gross	Net
2004
First Quarter	Php463	Php383	Php341	Php287	Php1,736	Php1,326
Second Quarter	455	380	341	289	1,683	1,239
Third Quarter	399	329	287	241	1,780	1,176
Fourth Quarter	395	328	275	220	1,763	1,402

2005
First Quarter	Php356	Php289	Php269	Php220	Php1,767	Php1,257
Second Quarter	357	294	262	212	1,896	1,360

Churn, or the rate at which existing subscribers have their service cancelled in a given period, is computed based on total disconnections in the period, net of reconnections in the case of postpaid subscribers, divided by the average of the number of subscribers at the beginning and at the end of a month, all divided by the number of months in the same period.

Prior to June 2004, a prepaid cellular subscriber was recognized as an active subscriber when that subscriber activated and used the SIM card in the handset, which already contains Php50 of pre-stored air time (reduced from Php100 in April 2004). Subscribers can reload their air time by purchasing prepaid “call and text” cards that are sold in denominations of Php300, Php500 and Php1,000; by purchasing additional air time “over the air” via Smart Load in smaller denominations of Php30, Php60, Php115 and Php200; and by receiving loads of Php2, Php5, Php10 and Php15 via Pasa Load, or through their handsets using Smart Money. Reloads have validity periods ranging from one day to two months, depending on the amount reloaded. A prepaid cellular subscriber is disconnected if the subscriber does not reload within four months after the full usage or expiry of the last reload. Our current policy is to recognize a prepaid subscriber as “active” only when the subscriber activates and uses the SIM card and reloads at least once during the month of initial activation or in the immediate succeeding month. For example, if a customer activated a SIM card in April but had not reloaded by May 31, this customer would not be counted as a subscriber. The rationale for this change stems from our observance of “SIM-swapping” activities in the market whereby “SIM-swapping” refers to the promotional activity wherein subscribers can exchange their current prepaid SIM card for another operator’s SIM card at no cost to the subscriber. We believe that these activities have given rise to a situation where certain subscribers swap their SIM cards between mobile operators upon full usage of the pre-stored air time, which may result in our subscriber base reflecting a certain number of transient subscribers at any one point in time. In May 2005, we terminated our “SIM swapping” promotions. As a result, we expect our churn rates to increase significantly in the next few months as the subscribers acquired through “SIM swapping” leave the system.

For Smart prepaid, the average monthly churn rate for the first half of 2005 was 3.4%, compared to 2.0% in the same period in 2004 while the average monthly churn rate for Talk ‘N Text subscribers was 4.6% in the first half of 2005 compared to 3.2% in the same period in 2004. The increased churn in our prepaid service can be attributed to the “SIM-swapping” activities described above.

The average monthly churn rate for Smart's postpaid subscribers for the first half of 2005 was 2.3%, compared to 0.4% in the same period in 2004 as a result of increased competition in this market segment. Smart's policy is to redirect outgoing calls to an interactive voice response system if the postpaid subscriber's account is either 45 days overdue or the subscriber has exceeded the prescribed credit limit. If the subscriber does not make a payment within 44 days of redirection, the account is disconnected. Within this 44-day period, a series of collection activities are implemented, involving the sending of a collection letter, call-out reminders and collection messages via text messaging.

Satellite, VSAT, Wireless Broadband and Other Services

Our revenues from satellite, VSAT, wireless broadband and other services consist mainly of rentals received for the lease of Mabuhay Satellite's transponders and Telesat's VSAT facilities to other companies, wireless broadband service revenues for Meridian, charges for ACeS Philippines’ satellite phone service and service revenues generated from a PLDT Global subsidiary’s mobile virtual network operations. Gross revenues from these services for the first half of 2005 amounted to Php1,255 million, an increase of Php245 million, or 24%, from Php1,010 million in the same period in 2004.

Non-service Revenues

Our wireless non-service revenues consist of:

  Proceeds from sale of cellular handsets; and

  Proceeds from sale of cellular SIM-packs.

Our wireless non-service revenues decreased by Php2,944 million, or 70%, to
Php1,291 million in the first half of 2005 as compared to Php4,235 million in the same period in 2004 mainly attributable to lower handset sales. In the first half of 2005, activations were driven more by SIM-pack sales and SIM-swap activities.

Other Income

All other income/gains such as rental income, gain on disposal of property, which do not fall under service and non-service revenues are included under this classification. Our wireless business segment generated other income of Php57 million in the first half of 2005, a decrease of Php78 million, or 58%, from Php135 million in the same period in 2004.

Expenses

Expenses associated with our wireless business in the first half of 2005 amounted to Php20,459 million, a decrease of Php2,596 million, or 11%, from Php23,055 million in the same period in 2004. A significant portion of this decrease was attributable to lower cost of sales, financing costs, and depreciation and amortization, partially offset by higher cash expenses particularly rent and maintenance. As a percentage of our total wireless revenues and other income, expenses associated with our wireless business decreased to 54% in the first half of 2005 from 60% in the same period in 2004.

Cellular business expenses accounted for 96% of our wireless business expenses while satellite, VSAT, wireless broadband and other business expenses accounted for the remaining 4% of our wireless business expenses in the first half of 2005 and 2004.

The following table summarizes our wireless-related expenses for the six months ended June 30, 2005 and 2004 and the percentage of each expense item to the total:

	Six months ended June 30,
					Increase (Decrease)
	2005	%	2004(1)%		Amount	%
	(Unaudited)
(in millions)
Wireless services
Depreciation and amortization	Php4,970	24	Php5,779	25	(Php809)	(14)
Cost of sales	3,271	16	6,599	28	(3,328)	(50)
Rent	2,255	11	1,071	5	1,184	111
Compensation and benefits(2)	1,890	9	1,781	8	109	6
Selling and promotions	1,702	8	1,598	7	104	7
Maintenance	1,617	8	1,163	5	454	39
Financing costs	1,214	6	2,079	9	(865)	(42)
Taxes and licenses	667	3	417	2	250	60
Professional and other service fees	595	3	485	2	110	23
Insurance and security services	492	3	443	2	49	11
Provisions	437	2	608	3	(171)	(28)
Other expenses	1,349	7	1,032	4	317	31
Total	Php20,459	100	Php23,055	100	(Php2,596)	(11)

__________

(1)     As restated to reflect the effects of the changes in accounting policies, as discussed in Note 2 – Summary of Significant Accounting Policies and Practices to the accompanying unaudited consolidated financial statements.

(2)     Includes salaries and benefits, incentive plan, pension and manpower rightsizing program, or MRP, costs.

Depreciation and amortization charges decreased by Php809 million, or 14%, to
Php4,970 million in the first half of 2005 substantially due to a decrease in the depreciable asset base as certain of our wireless assets were fully depreciated by the end of 2004, partially offset by the effect of our full adoption of PAS 16 which increased depreciation charges by Php336 million for the first half of 2005. See Note 2 – Summary of Significant Accounting Policies and Practices to the accompanying unaudited consolidated financial statements.

Cost of sales decreased by Php3,328 million, or 50%, to Php3,271 million as activations in the first half of 2005 were driven more by SIM-pack sales and SIM-swap activities compared to handset sales in the same period in 2004. The breakdown of cost of sales for our wireless business for the six months ended June 30, 2005 and 2004 is as follows:

	Six months ended June 30,
			Increase (Decrease)
	2005	2004	Amount	%
		(Unaudited)

Cost of cellular handsets and SIM-packs sold	Php3,149	Php6,478	(Php3,329)	(51)
Cost of satellite air time and terminal units	122	121	1	1
	Php3,271	Php6,599	(Php3,328)	(50)

Rent expenses increased by Php1,184 million, or 111%, to Php2,255 million on account of an increase in the number of leased lines, transmission links and higher cell site space rentals for the increased number of cell sites. As at June 30, 2005, we had 4,148 cell sites and 5,573 base stations, compared with 3,494 cell sites and 4,565 base stations as at June 30, 2004.

Compensation and benefits increased by Php109 million, or 6%, to Php1,890 million primarily due to an increase in headcount, salaries and performance bonuses of Smart’s employees. Smart's employee headcount increased by 4% to 5,105 as at June 30, 2005 from 4,903 as at June 30, 2004.

Selling and promotion expenses increased by Php104 million, or 7%, to Php1,702 million due to advertising and promotions costs incurred to attract new subscriptions and retain existing subscribers.

Maintenance expenses increased by Php454 million, or 39%, to Php1,617 million mainly on account of higher utility expenses, repairs and maintenance costs due to the continued growth in the number of cell sites and other network facilities as well as increased fuel and electricity costs.

Financing costs in the first half of 2005 amounted to Php1,214 million, a decrease of Php865 million, or 42%, from Php2,079 million in the same period in 2004, primarily as a result of a 0.3% and 8% appreciation of the average of the peso to the U.S. dollar and Japanese yen, respectively, from December 31, 2004 to June 30, 2005. Foreign exchange losses were recorded in the same period in 2004 with the peso depreciation against the U.S. dollar by 1%, partially offset by approximately 1% peso appreciation against the Japanese yen from December 31, 2003 to June 30, 2004. In addition, interest income increased due to higher cash balances in 2005 as compared to 2004. The breakdown of our financing costs for wireless business for the six months ended June 30, 2005 and 2004 is as follows:

	Six months ended June 30,
			Change
	2005	2004	Amount	%
		(Unaudited)

Accretion on financial liabilities	Php1,303	Php1,315	(Php12)	(1)
Interest on loans and related items	905	904	1	–
Foreign exchange losses (gains) – net	(772)	219	(991)	(453)
Interest income	(543)	(367)	(176)	(48)
Loss (gain) on derivative transactions – net	148	(84)	232	276
Dividends on preferred stock subject to mandatory redemption	132	117	15	13
Financing charges	48	27	21	78
Capitalized interest	(7)	(52)	45	87
	Php1,214	Php2,079	(Php865)	(42)

Taxes and licenses increased by Php250 million, or 60%, to Php667 million mainly due to an increase in Smart’s business-related taxes.

Professional and other service fees increased by Php110 million, or 23%, to Php595 million mainly as a result of increased technical service, consultancy and payment facility fees.

Insurance and security services increased by Php49 million, or 11%, to Php492 million mainly due to the increase in our number of cell sites and in the amount of network equipment insured as a result of the continued growth and expansion of our network.

Provisions decreased by Php171 million, or 28%, to Php437 million mainly due to a lower carrier receivable balances as of June 30, 2005 as a result of significant settlements made during 2004 and the first quarter of 2005. The breakdown of provisions for the six months ended June 30, 2005 and 2004 is as follows:

	Six months ended June 30,
			Increase (Decrease)
	2005	2004	Amount	%
	(Unaudited)

Doubtful accounts	Php112	Php480	(Php368)	(77)
Write-down of inventories at net realizable value	325	128	197	154
	Php437	Php608	(Php171)	(28)

Other expenses increased by Php317 million, or 31%, to Php1,349 million due to various business and operational-related expenses such as facility usage fees, travel, training, communication and delivery expenses and the amortization of intangible assets.

Provision for Income Tax

Provision for income tax increased by Php688 million, or 19%, to Php4,217 million in the first half of 2005 from Php3,529 million in the same period in 2004 as Smart’s income tax holiday expired in the second quarter of 2004 and as Piltel’s income tax position reversed from net tax loss to net tax payable. In the first half of 2005, the effective tax rate for our wireless business after the reversal of the deferred tax asset in the utilized portion of Piltel’s NOLCO and the release of certain valuation allowances was 24% compared to 23% in the same period in 2004.

Smart's three-year income tax holiday, which expired in May 2004, applied to the incremental income generated from its GSM network expansion. The income tax holiday was computed by applying the exemption rate against the income tax derived from GSM operations. The exemption rate was computed by dividing the incremental revenues by eligible GSM revenues (both gross of interconnection revenues) where the incremental GSM revenues were derived by deducting the Board of Investments, or BOI-prescribed base figure (Smart’s gross GSM revenue in 2000) from the total GSM revenues. After adjusting for non-deductible items and unrealized and realized foreign exchange losses, Smart’s net taxable income was multiplied by the statutory corporate income tax rate of 32% and the exemption rate. The resulting figure was the income tax holiday that was deducted from the income tax due on GSM revenues with the difference being the income tax due for the period.

Net Income

Our wireless business segment recorded a net income of Php13,324 million in the first half of 2005, an increase of Php1,589 million, or 14%, over Php11,735 million registered in the same period in 2004 due primarily to the growth in our cellular revenues, augmented by an 11% decrease in wireless expenses.

Fixed Line

Revenues and Other Income

Our fixed line business provides local exchange service, international and national long distance services, data and other network services, and miscellaneous services. Total fixed line revenues generated from our fixed line business in the first half of 2005 totaled Php24,336 million, an increase of Php121 million from Php24,215 million in the same period in 2004.

The following table summarizes revenues from our fixed line business for the six months ended June 30, 2005 and 2004 by service segment:

	Six months ended June 30,
					Increase (Decrease)
	2005	%	2004(1)%		Amount	%
	(Unaudited)
(in millions)
Fixed line services:
Service Revenues
Local exchange	Php10,227	42	Php10,591	44	(Php364)	(3)
International long distance	6,253	26	6,454	27	(201)	(3)
National long distance	2,538	10	3,554	15	(1,016)	(29)
Data and other network	4,589	19	3,036	12	1,553	51
Miscellaneous	607	2	473	2	134	28
	24,214	99	24,108	100	106	–
Other Income	122	1	107	–	15	14
Total Fixed Line Revenues and Other Income	Php24,336	100	Php24,215	100	Php121	–

_______________

(1) As restated to reflect the effects of the changes in accounting policies, as discussed in Note 2 – Summary of Significant Accounting Policies and Practices to the accompanying unaudited consolidated financial statements.

Service Revenues

Local Exchange Service

Our local exchange service revenues consist of:

•            flat monthly fees for our postpaid service;

•            installation charges and other one-time fees associated with the establishment of customer service;

•            fixed charges paid by other telephone companies, charges retained by PLDT for calls terminating to cellular subscribers within the local area, and local access charges paid by cellular operators for calls by cellular subscribers that terminate to our local exchange network;

•            revenues from usage of prepaid cards for calls within the local area and any unused peso value of expired prepaid cards; and

•            charges for special features, including bundled value-added services such as call waiting, call forwarding, multi-party conference calling, speed calling and caller ID.

The following table summarizes key measures of our local exchange service business segment as at and for the six months ended June 30, 2005 and 2004:

	Six months ended June 30,
			Increase (Decrease)
	2005	2004	Amount	%
	(Unaudited)

Total local exchange service revenues (in millions)	Php10,227	Php10,591	(Php364)	(3)
Number of fixed lines in service	2,137,813	2,201,257	(63,444)	(3)
Number of fixed line employees	9,582	10,197	(615)	(6)
Number of fixed lines in service per employee	223	216	7	3

Revenues from our local exchange service decreased by Php364 million, or 3%, to Php10,227 million in the first half of 2005 from Php10,591 million in the same period in 2004. The decrease was primarily due to the 3% decline in number of fixed lines in service and the appreciation of the peso which required us to make downward adjustments in our monthly local service rates. The percentage contribution of local exchange revenues to our fixed line service revenues decreased to 42% in the first half of 2005 compared to 44% in the same period in 2004.

Fixed line net reduction in the first half of 2005 was 14,214 as against net additions of 11,862 in the same period in 2004. While fixed line additions totaled 1,391 for postpaid fixed line services, prepaid fixed lines in service declined by 15,605 in the first half of 2005. As at June 30, 2005, postpaid and prepaid fixed line subscribers totaled 1,784,582 and 353,231, respectively, which accounted for approximately 83% and 17%, respectively, of our total fixed lines in service.

Initially intended as an affordable alternative telephone service for consumers under difficult economic conditions, our prepaid fixed line services now form an important part of our overall churn and credit risk exposure management and subscriber retention strategy. Prepaid subscribers are charged based on usage at a rate of Php1.00 per minute for local calls but the rates for prepaid and postpaid fixed line subscribers for national and international long distance calls are the same. A prepaid fixed line subscriber is recognized as an active subscriber when that subscriber activates and uses a prepaid call card. Prepaid fixed line subscribers can reload their accounts by purchasing call cards that are sold in denominations of Php500, Php300 and Php150. Reloads are valid for two months for the Php500 and Php300 cards. The lower denominated Php150 card has an account life of 15 days. A prepaid fixed line subscriber is disconnected if that subscriber does not reload within one month for the Php500 card, four months for the Php300 card, and 15 days for the Php150 card after the expiry of the last reload. All sales of prepaid cards, whether through dealers or through PLDT's business offices, are non-refundable.

Pursuant to a currency exchange rate adjustment mechanism authorized by the Philippine National Telecommunications Commission, or the NTC, we adjust our monthly local service rates upward or downward by 1% for every Php0.10 change in the peso-to-dollar exchange rate relative to a base rate of Php11.00 to US$1.00. During the first half of 2005, we implemented four downward adjustments in our monthly local service rates compared to four upward adjustments and one downward adjustment in the same period in 2004. The average Philippine peso to U.S. dollar rate factored in our monthly local service rates in the first half of 2005 was Php54.94 to US$1.00, compared to the average of Php55.75 to US$1.00 in the same period in 2004. This change in the average peso-to-dollar rate translated to a peso appreciation of 1.5%, which resulted in an average net decrease of 1.4% in our monthly local service rates in the first half of 2005.

International Long Distance Service

Our international long distance service revenues, which we generate through our international gateway facilities, consist of:

•         inbound call revenues representing settlements from foreign telecommunications carriers for inbound international calls, virtual transit and hubbing service and reverse charged calls such as received collect and home country direct service;

•         access charges paid to us by other Philippine telecommunications carriers for terminating inbound international calls to our local exchange network; and

•         outbound call revenues representing amounts billed to our customers (other than our cellular customers) for outbound international calls, net of amounts payable to foreign telecommunications carriers for terminating calls in their territories.

The following table shows information about our international fixed line long distance business for the six months ended June 30, 2005 and 2004:

	Six months ended June 30,
			Increase (Decrease)
	2005	2004	Amount	%
	(Unaudited)

Total international long distance service revenues (in millions)	Php6,253	Php6,454	(Php201)	(3)
Inbound	5,165	5,218	(53)	(1)
Outbound	1,088	1,236	(148)	(12)

International call volumes (in million minutes, except call ratio)	1,155	1,159	(4)	–
Inbound	1,084	1,083	1	–
Outbound	71	76	(5)	(7)
Inbound-outbound call ratio	15.3:1	14.3:1	–	–

Our total international long distance service revenues decreased by Php201 million, or 3%, to Php6,253 million in the first half of 2005 from Php6,454 million in the same period in 2004. The percentage contribution of international long distance service revenues to our fixed line service revenues decreased to 26% in the first half of 2005 from 27% in the same period in 2004.

Our revenues from inbound international long distance service decreased by Php53 million, or 1%, to Php5,165 million in the first half of 2005 from Php5,218 million in the same period in 2004 primarily due to the peso appreciation in 2005. Our inbound international long distance call volumes in the first half of 2005 increased by 1 million minutes to 1,084 million minutes from 1,083 million minutes in the same period in 2004, largely due to an increase in transit calls.

The 2% appreciation of the average of the peso to the U.S. dollar from Php54.835 during the first half of 2005 compared to Php55.952 during the same period in 2004 contributed to the decrease in our inbound international long distance revenues in peso terms since settlement charges for inbound calls are billed in U.S. dollars or in special drawing rights, an established method of settlement among international telecommunications carriers using values based on a basket of foreign currencies that are translated into peso at the time of billing.

Our revenues from outbound international long distance service decreased by
Php148 million, or 12%, to Php1,088 million in the first half of 2005 from Php1,236 million in the same period in 2004. The decrease resulted from the decline in call volumes and the appreciation of the peso as outbound international calls are charged in U.S. dollar rates and billed to subscribers in pesos at the prevailing exchange rates at the time of billing.

Our outbound international long distance call volumes declined by 7% in the first half of 2005 as compared to the same period in 2004 due to cellular substitution (subscribers opting to use cellular for international outbound calls) and the popularity of alternative means of communications such as e-mailing, international text messaging and internet telephony.

National Long Distance Service

Our national long distance service revenues consist of:

•               per minute charges for calls made by our fixed line customers outside of the local service areas but within the Philippines, net of interconnection charges payable for calls carried through the backbone network of, and/or terminating to the customer of, another telecommunications carrier; and

•               access charges received from other telecommunications carriers for calls carried through our backbone network and/or terminating to our customers.

The following table shows our national long distance service revenues and call volumes for the six months ended June 30, 2005 and 2004:

	Six months ended June 30,
			Increase (Decrease)
	2005	2004	Amount	%
	(Unaudited)

Total national long distance service revenues (in millions)	Php2,538	Php3,554	(Php1,016)	(29)
National long distance call volumes (in million minutes)	995	969	26	3

Our national long distance service revenues decreased by Php1,016 million, or 29%, to Php2,538 million in the first half of 2005 from Php3,554 million in the same period in 2004 as a result of: (1) a decrease in average revenue per minute brought about by our Php10 per call promotion starting February 14, 2005; and (2) the integration of local exchanges into a single calling area. Accordingly, the percentage contribution of national long distance revenues to our fixed line service revenues decreased to 10% for the first half of 2005 compared to 15% in the same period in 2004.

On February 14, 2005, we launched a Php10 per call promotion to any PLDT landline subscriber nationwide and to all Smart and Talk N’ Text subscribers. This promotion was launched with the objective of determining a more effective tariff structure that would stimulate landline usage. Under the promotion, NDD calls between any PLDT landline subscriber nationwide and to all Smart and Talk 'N Text subscribers are charged Php10 per call instead of being charged on a per minute basis.

On May 12, 2005, PLDT began offering the Php10 per call promotion with an additional Php5 per call for the same unlimited talktime to Smart and Talk ‘N Text subscribers. PLDT to PLDT NDD calls below the equivalent Php10 toll usage are charged based on the regular rate per minute.

Our national long distance call volumes increased by approximately 3% to 995 million minutes in the first half of 2005 from 969 million minutes in the same period in 2004. This was mainly due to the Php10 per call promotion currently being offered to PLDT landline subscribers nationwide.

The integration of some of our local exchanges into a single local calling area, as approved by the NTC, has also negatively affected our national long distance call volumes, and consequently, our revenues. Because of this integration, calls between two exchanges located within the same province are no longer considered national long distance calls but treated as local calls.

Data and Other Network Services

Our data and other network services in the first half of 2005 posted revenues of
Php4,589 million, an increase of Php1,553 million, or 51%, from Php3,036 million in the same period in 2004. The revenue contribution of this service segment to our fixed line service revenues increased to 19% in the first half of 2005 from 12% in the same period in 2004.

Data and other network services we currently provide include leased lines, IP-based, packet-based and switch-based services. These services are used for domestic and international communications such as private networking, broadband and narrowband internet-based data communications, and packet-based communication.

Of our total first half 2005 revenues, leased lines accounted for 53%, IP-based services accounted for 30%, packet-based services accounted for 12% and switched-based services accounted for the remaining 5%, compared to 51%, 25%, 16% and 8%, respectively, in the same period in 2004. These percentage increases indicate a continuing demand for broadband services, particularly the high bandwidth clear data requirements of business process outsourcing companies, or BPOs, and call centers. We expect this trend to continue due to growth in the areas of e-commerce, online services and BPOs particularly among call centers, medical transcription, animation and shared services.

Internet-based products are bannered by PLDT Vibe, PLDT DSL (myDSL and BizDSL) and I-Gate. PLDT Vibe, or PLDT’s dial-up/narrowband Internet service, is targeted for light to medium residential or individual internet users; while PLDT DSL broadband Internet service is targeted for heavy individual internet users as well as for small and medium enterprises. I-Gate, on the other hand, is targeted to enterprises and value-added service providers.

As at June 30, 2005, the number of PLDT’s fixed line subscribers for PLDT Vibe stood at 449,685, of which 161,899 are exclusive postpaid users, 211,917 are exclusive prepaid users, and 75,869 are both postpaid and prepaid users. As at June 30, 2004, PLDT Vibe subscribers totaled 299,950, of which 136,591 were exclusive postpaid users, 119,265 were exclusive prepaid users, and 44,094 were both postpaid and prepaid users. In addition, PLDT DSL has reached 68,827 subscribers as at June 30, 2005 compared with 33,576 subscribers during the same period of 2004. I-Gate subscription grew by 84% from a base of 93 as at June 2004 to 171 as of the first half of 2005.

The continued growth in data services revenues can be attributed to several product offerings. The steady demand for dedicated connection or private networking from the corporate market using PLDT’s traditional bandwidth offerings – Fibernet, Arcstar, Acacia, I-Gate, Diginet, BRAINS, among others – continues to provide us with a stable revenue source. In addition, we provide Smart’s increasing fiber optic and leased line data requirements included under our national data services.

PLDT expects to further generate strong demand for data connectivity after adding PLDT WeRoam to its portfolio of data and other network services. PLDT WeRoam, introduced last March 10, 2005 and running on Smart’s nationwide wireless network (using GPRS, EDGE and WiFi technologies) and PLDT’s extensive IP infrastructure, provides laptop-carrying mobile employees and remote offices under Local Area Network, wireless data connectivity to their corporate headquarters’ Intranet and/or to the global Internet.

Miscellaneous

Miscellaneous service revenues are derived mostly from directory advertising and facilities rental. In the first half of 2005, these revenues increased by Php134 million, or 28%, to Php607 million from Php473 million in the same period in 2004. The improvement was mainly due to an increase in co-location charges from more co-location sites coupled with an increase in rent income on duct utilization and cable restoration. Miscellaneous service revenues remained flat at 2% of our fixed line service revenues in the first half of 2005 and 2004.

Other Income

All other income/gains such as rental income, gain on disposal of property, which do not fall under service and non-service revenues are included under this classification. In 2005, our fixed line business segment registered an increase in other income of Php15 million, or 14%, to Php122 million in the first half of 2005 from Php107 million in the same period in 2004 mainly due to higher service and facilities fees.

Expenses

Expenses related to our fixed line business in the first half of 2005 totaled
Php19,486 million, a decrease of Php3,821 million, or 16%, compared to Php23,307 million in the same period in 2004. The decrease was primarily due to lower financing costs partially offset by higher depreciation and amortization, selling and promotions, and compensation and benefits expenses. As a percentage of our total fixed line revenues, fixed line-related expenses decreased to 80% in the first half of 2005, compared to 96% in the same period in 2004.

The following table shows the breakdown of our total fixed line-related expenses for the six months ended June 30, 2005 and 2004 and the percentage of each expense item to the total:

	Six months ended June 30,
					Increase (Decrease)
	2005	%	2004(1)%		Amount	%
	(Unaudited)
(in millions)
Fixed line services:
Depreciation and amortization	Php5,704	29	Php5,000	21	Php704	14
Compensation and benefits(2)	3,977	20	3,823	16	154	4
Financing costs	3,127	16	7,799	33	(4,672)	(60)
Maintenance	1,718	9	1,665	7	53	3
Provisions	1,531	8	1,568	7	(37)	(2)
Selling and promotions	866	5	632	3	234	37
Rent	860	4	871	4	(11)	(1)
Professional and other service fees	464	2	535	2	(71)	(13)
Taxes and licenses	349	2	344	2	5	1
Insurance and security services	329	2	364	2	(35)	(10)
Asset impairment	–	–	85	–	(85)	(100)
Other expenses	561	3	621	3	(60)	(10)
Total	Php19,486	100	Php23,307	100	(Php3,821)	(16)

____________

(1) As restated to reflect the effects of the changes in accounting policies, as discussed in Note 2 – Summary of Significant Accounting Policies and Practices to the accompanying unaudited consolidated financial statements.

(2) Includes salaries and benefits, incentive plan, pension and MRP costs.

Depreciation and amortization charges increased by Php704 million, or 14%, to
Php5,704 million mainly due to higher depreciation of our regular asset base primarily resulting from additional completed projects and the effect of our full adoption of PAS 16 which increased our depreciation charges by Php362 million for the first half of 2005.

Compensation and benefits increased by Php154 million, or 4%, to Php3,977 million mainly due to the effect of the collective bargaining agreement-related increases on salaries and benefits of PLDT employees and an increase in incentive plan-related accruals partially offset by a reduction in headcount due to PLDT’s MRP.

Financing costs decreased by Php4,672 million, or 60%, to Php3,127 million due to: (1) the strengthening of the peso relative to the U.S. dollar and Japanese yen resulting in foreign exchange gains in the first half of 2005 as compared to foreign exchange losses recorded during the first half of 2004; (2) recorded gains on derivatives in the first half of 2005 as compared to recorded losses on derivatives in the first half of 2004; and (3) lower interest on loans and related items owing to lower debt balances in the first half of 2005 compared with the same period in 2004. The breakdown of our financing costs for our fixed line business for the six months ended June 30, 2005 and 2004 is as follows:

	Six months ended June 30,
			Change
	2005	2004	Amount	%
	(Unaudited)

Interest on loans and related items	Php4,737	Php5,574	(Php837)	(15)
Loss (gains) on derivative transactions – net	(1,335)	589	(1,924)	(327)
Foreign exchange losses (gains) – net	(603)	1,177	(1,780)	(151)
Hedge cost	557	567	(10)	(2)
Capitalized interest	(196)	(250)	54	22
Interest income	(193)	(98)	(95)	(97)
Accretion on financial liabilities	134	181	(47)	(26)
Financing charges	26	59	(33)	(56)
	Php3,127	Php7,799	(Php4,672)	(60)

Maintenance expenses increased by Php53 million, or 3%, to Php1,718 million primarily due to higher maintenance costs for foreign cable and wire facilities as more operating and maintenance-related restorations were incurred in the first half of 2005 as compared to the same period in 2004.

Provisions decreased by Php37 million, or 2%, to Php1,531 million primarily on account of a lower provision for onerous contracts by PLDT as a result of the peso appreciation partially offset by an increase in our provision for doubtful accounts. We make provisions for anticipated uncollectible accounts based on the aging profile of our accounts receivables. PLDT’s provision for doubtful accounts for the first half of 2005 and 2004 was equivalent to 6% of its service revenues. The breakdown of provisions for our fixed line business for the six months ended June 30, 2005 and 2004 is as follows:

	Six months ended June 30,
			Increase (Decrease)
	2005	2004	Amount	%
	(Unaudited)

Doubtful accounts	Php1,414	Php1,395	Php19	1
Onerous contracts	117	173	(56)	(32)
	Php1,531	Php1,568	(Php37)	(2)

Selling and promotion expenses increased by Php234 million, or 37%, to Php866 million mainly as a result of an increase in PLDT’s promotional activities in relation to various products and services, partially offset by reduced corporate public relations expenses.

Rent expenses decreased by Php11 million, or 1%, to Php860 million due to a decrease in international leased circuits and rental for bundled sales/value added service units.

Professional and other service fees decreased by Php71 million, or 13%, to Php464 million due to a decrease in number of consultants coupled with lower legal fees in the first half of 2005 for various services, partially offset by an increase in collection agency fees.

Taxes and licenses increased by Php5 million, or 1%, to Php349 million mainly on account of higher business-related taxes paid in the first half of 2005 as compared to the same period in 2004.

Insurance and security services decreased by Php35 million, or 10%, to Php329 million primarily due to lower premiums on property all-risk, industrial all-risk and industrial fire insurance and a lower number of contracted security guards.

Asset impairment decreased by Php85 million owing to an impairment of a fixed line subsidiary’s facilities in the first half of 2004; no impairment charge was recognized in the first half of 2005.

Other expenses decreased by Php60 million, or 10%, to Php561 million due to lower office supplies consumption and printing costs resulting from PLDT’s continuing cost-containing activities, partially offset by higher contracted costs for technical and helpdesk resources and related computer and maintenance and in-house systems development.

Provision for Income Tax

Provision for income tax increased by Php1,187 million to Php1,471 million in the first half of 2005 from Php284 million in the same period in 2004 due to higher income subject to tax. In the first half of 2005, our effective tax rate was 30%. Our effective tax rate was lower than the 32% statutory corporate tax rate due to income already subjected to final tax; income already subjected to lower tax rate; and equity in net income of our subsidiaries, which has already been subjected to tax and therefore, is no longer subject to income tax.

Net Income

In the first half of 2005, our fixed line business segment contributed a net income of Php3,378 million, compared to Php638 million in the same period in 2004 mainly as a result of a decrease in fixed line-related expenses by 16% particularly financing costs.

Information and Communications Technology

Revenues and Other Income

Our information and communications technology business is conducted by ePLDT, a wholly-owned subsidiary of PLDT.

In the first half of 2005, our information and communications technology business generated revenues of Php1,587 million, an increase of Php460 million, or 41%, from
Php1,127 million in the same period in 2004. Going forward, we expect revenues from our call center and Internet and gaming businesses to continue to contribute significantly to our information and communications technology revenues with the growing demand for our call center services.

The following table summarizes revenues from our information and communications technology business for the six months ended June 30, 2005 and 2004 by service segment:

	Six months ended June 30,
					Increase
	2005	%	2004(1)%		Amount	%
	(Unaudited)
Service Revenues
Call center	Php836	53	Php551	49	Php285	52
Internet and gaming	287	18	276	25	11	4
Vitro™ data center	173	11	100	9	73	73
Others	32	2	26	2	6	23
	1,328	84	953	85	375	39

Non-service Revenues
Point of Product Sales	215	13	161	14	54	34

Other Income	44	3	13	1	31	238

Total ICT Revenues and Other Income	Php1,587	100	Php1,127	100	Php460	41

Call Center

We are focused on developing our call center business which capitalizes on the availability of English-speaking college graduates in the Philippines with a strong customer service orientation. The call center service business is currently being undertaken by the following wholly-owned subsidiaries of ePLDT:

•               Vocativ Systems, Inc., or Vocativ, which owns and operates a 1,300-seat call center facility with 890 customer service representatives, or CSRs, providing customer and technical support to its clients in the Philippines, U.S. and U.K.;

•               Parlance Systems, Inc., or Parlance, which owns and operates a 1,230-seat call center facility with 1,300 CSRs exclusively for one of the largest direct-to-home satellite service providers in the United States for customer support and billing requirements; Parlance is expanding with another 670-seat call center facility in Mandaluyong City which is expected to be completed in December 2005; and

•               ePLDT Ventus, Inc., or Ventus, which owns a 400-seat call center facility located in Iloilo province and commenced commercial operations in March 2005. CSR headcount in Ventus-Iloilo reflected seasonal swings from a core of 50 CSRs to a high of 350 CSRs in the first half of 2005, as the company addressed seasonal requirements of its client. Ventus will be expanding in Metro Manila with a 270-seat call center facility in Makati and a 640-seat call center facility in Ortigas, Pasig City to accommodate current and new client requirements. These facilities are expected to be completed by October 2005 and January 2006, respectively.

In addition, domestic call center projects are being undertaken by ePLDT which operates an 80-seat facility in Makati and a 180-seat facility in Quezon City, with a combined headcount of 330 CSRs. The total seat count of each facility covers workstations of CSRs and business support units that are intrinsic to the delivery of the business.

Call center revenues consist of:

•               inbound calls for customer care, product inquiries, sales and technical support based on active minutes, billable hours and full-time equivalents;

•               outbound calls for sales and collections based on active minutes, billable hours and full-time equivalents; and

•               service income for e-mail handling, web chat, web co-browsing, data entry and business process outsourcing based on transaction volume.

Revenues related to our call center business in the first half of 2005 increased by
Php285 million, or 52%, to Php836 million from Php551 million in the same period in 2004 due to the combined effects of the following:

•               Vocativ’s upward price adjustment for voice and voice over internet protocol, or VoIP, and an increase in programs being handled;

•               an upward price adjustment by Parlance for its inbound and outbound projects, coupled with an increase in the number of registered minutes;

•               continuous ramp up of CSRs by 868, or 50%, from a total of 1,730 in the first half of 2004 to 2,598 in the same period in 2005; and

•               commencement of Ventus operations in Iloilo in March 2005.

Call center revenues accounted for 63% and 58% of total information and communications technology service revenues in the first half of 2005 and 2004, respectively.

Internet and gaming

ePLDT has also invested in a number of other e-commerce and internet-related businesses, which include:

•               a 99.6% interest in Infocom, one of the country’s leading internet service providers. Infocom offers consumer prepaid and postpaid internet access, corporate leased lines, dedicated dial-up, multi-user dial-up, broadband internet access through DSL, web consulting and development, hosting and other value-added services;

•               a 69% interest in Digital Paradise, Inc., or DigiPar, an internet café business which assumed the assets of Netopia Computer Technologies, Inc., and the brand Netopia. Netopia is now one of the largest and fastest growing internet café chains in the country with over 160 branches and over 7,000 work stations. DigiPar offers high-speed internet services, including internet advertising, gaming and printing;

•               a 51% interest in Digital Paradise Thailand, Inc., an affiliate of Digital Paradise, Inc. offering similar products and services. Digital Paradise Thailand currently has three branches in addition to its head office all situated in Bangkok, Thailand; and

•               a 60% interest in netGames, Inc., a publisher for Massively Multi-player Online Game in the Philippines. netGames is the Philippine licensee of Khan Online, the country’s first full 3D online game. netGames commenced full commercial operations in February 2005.

Internet Service revenues consist of:

•               revenues derived from actual usage of internet access network by prepaid subscribers and any unused peso value of expired prepaid cards or electronic internet time loads, net of discounts given to dealers;

•               monthly service fees from postpaid corporate and consumer subscribers, including (1) charges for internet usage in excess of allocated free plan internet hours; (2) one-time installation and activation fees; and (3) fees for value added services such as additional mailbox accounts;

•               monthly service fees on value added services, including e-mail and web hosting services;

•               one-time fees generated from resellership of internet-related solutions such as security solutions and domain registration;

•               sales revenues from retailing of prepaid cards for cellular, landline and internet access;

•               franchise fees for Netopia Internet cafés, including a one-time subscription fee and monthly recurring franchise fees based on certain conditions on the franchise agreement; and

•               share in revenues of text, voice and internet messages for cellular, landline and internet-based content and applications.

Revenues from our internet business for the first half of 2005 increased by Php11 million, or 4%, to Php287 million from Php276 million in the same period in 2004 primarily due to the consolidation of DigiPar in June 2004. Our internet business revenues accounted for 22% and 29% of service revenues from information and communications technology business in the first half of 2005 and 2004, respectively.

Vitro™ data center

ePLDT operates an internet data center under the brand name Vitro™. Granted pioneer status as an internet data center by the BOI, Vitro™ provides co-location services, server hosting, hardware and software maintenance services, website development and maintenance services, webcasting and webhosting, shared applications, data disaster recovery and business continuity services, intrusion detection, and security services such as firewall and managed firewall.

Vitro™ revenues consist of:

•               monthly service fees derived from co-location services, server hosting, hardware and software maintenance services, website development and maintenance services, web hosting, data recovery security services and other value added services;

•               installation charges and other one-time fees associated with the set-up of services; and

•               monthly service fees or one-time fees generated from professional services of Vitro’s certified professionals.

In the first half of 2005, Vitro™ contributed revenues of Php173 million, an increase of Php73 million, or 73%, from Php100 million in the same period in 2004, primarily due to an increase in co-location revenues, server hosting and other services. Vitro™ revenues accounted for 13% and 10% of service revenues from information and communications technology business in the first half of 2005 and 2004, respectively.

Others

Other revenues consist of:

•               fees generated for issuance of digital certificates; and

•               revenues derived from IT helpdesk/contact center solutions and terminals for credit, debit and credit card transactions.

Revenues from other businesses related to our information and communications technology segment in the first half of 2005 increased to Php32 million from Php26 million in the same period in 2004 largely due to IT helpdesk/contact center services rendered coupled with an increase in number of digital certificates sold.

Please refer to Note 9 – Investments in Associates to the accompanying unaudited consolidated financial statements for further discussion on ePLDT’s other information and communications technology services.

Non-service Revenues

Non-service revenues consist of sales generated from resellership of Microsoft products, server solutions, networking products, storage products and data security products. In the first half of 2005, non-service revenues generated by our information and communications technology business increased by Php54 million, or 34%, to Php215 million prompted by higher revenues from sales of networking equipment and Microsoft licenses.

Other Income

All other income/gains which do not fall under service and non-service revenues are included under this classification. Other income generated from our information and communications technology business segment increased to Php44 million in the first half of 2005 from Php13 million in the same period in 2004 owing to Infocom’s sale of its NOW cable internet business on February 1, 2005.

Expenses

Expenses associated with our information and communications technology business totaled Php1,518 million in the first half of 2005, an increase of Php444 million, or 41%, from Php1,074 million in the same period in 2004. As a percentage of our information and communications technology revenues, expenses related to our information and communications technology business were at 96% and 95% for the first half of 2005 and 2004, respectively.

The following table shows the breakdown of our total information and communications technology-related expenses for the six months ended June 30, 2005 and 2004 and the percentage of each expense item to the total:

	Six months ended June 30,
					Increase (Decrease)
	2005	%	2004(1)%		Amount	%
	(Unaudited)
(in millions)
Information and communications technology services:
Compensation and benefits(2)	Php625	41	Php392	36	Php233	59
Rent	208	14	154	14	54	35
Selling and promotions	205	14	158	15	47	30
Depreciation and amortization	187	12	148	14	39	26
Maintenance	149	10	124	12	25	20
Professional and other service fees	36	2	42	4	(6)	(14)
Taxes and licenses	18	1	10	1	8	80
Financing costs	8	1	23	2	(15)	(65)
Insurance and security services	5	–	3	–	2	67
Other expenses	77	5	20	2	57	285
Total	Php1,518	100	Php1,074	100	Php444	41

____________

(1) As restated to reflect the effects of the changes in accounting policies, as discussed in Note 2 – Summary of Significant Accounting Policies and Practices to the accompanying unaudited consolidated financial statements.

(2) Includes salaries and benefits, incentive plan, pension and MRP costs.

Compensation and benefits increased by Php233 million, or 59%, to Php625 million mainly due to the expansion of our call center facilities which resulted in an increase in headcount coupled with an increase in salaries, bonuses and various incentives of employees.

Rent expenses increased by Php54 million, or 35%, to Php208 million due to the opening of several Netopia branches countrywide and abroad in the first half of 2005.

Selling and promotion expenses increased by Php47 million, or 30%, to Php205 million mainly as a result of the consolidation of DigiPar in June 2004 and the continuous expansion of its Netopia branches nationwide in the first half of 2005 compared to the same period in 2004. In addition, selling expenses for Khan Online were recognized starting February 2005 when netGames commenced its commercial operations.

Depreciation and amortization charges increased by Php39 million, or 26%, to
Php187 million primarily due to an increase in depreciable asset base in relation to the expansion of our call center business and internet and gaming segments.

Maintenance expenses increased by Php25 million, or 20%, to Php149 million primarily due to a change in maintenance agreement which resulted in higher annual maintenance in respect of our digital certificate business.

Professional and other service fees decreased by Php6 million, or 14%, to Php36 million primarily due to lower training and shuttling expenses relating to our call center representatives.

Taxes and licenses increased by Php8 million, or 80%, to Php18 million mainly on account of documentary stamp taxes paid by ePLDT and Ventus in its issuance of additional capital stock in the first half of 2005 as compared to the same period in 2004.

Financing costs decreased by Php15 million, or 65%, to Php8 million due to lower interest expense on loans as debt balances decreased in the first half of 2005 as compared to the same period in 2004.

Insurance and security services increased by Php2 million, or 67%, to Php5 million primarily due to higher premium costs and an increase in the assets insured in the first half of 2005 as compared to same period in 2004.

Other expenses increased by Php57 million, or 285%, to Php77 million due to various business and operational-related expenses such as travel, supplies and communication expenses.

Provision for (Benefit from) Income Tax

A provision for income tax of Php6 million was recorded in the first half of 2005 as a substantial portion of our ICT business are under income tax holiday. Benefit from income tax of Php2 million was recognized in the first six months of 2004 due to a tax loss position as non-tax deductible charges were higher during the first half of 2004.

Net Income

In the first half of 2005, our information and communications technology business segment registered a net income of Php83 million compared to a net income of Php50 million posted in the same period in 2004 mainly on account of higher net income contribution of our call center business, partially offset by Infocom’s operating loss in 2005 and DigiPar’s high operating costs due to expansion.

Liquidity and Capital Resources

The following table shows our consolidated cash flows for the six months ended June 30, 2005 and 2004 as well as consolidated capitalization and other selected financial data as at June 30, 2005 and 2004:

	Six months ended June 30,
	2005	2004(1)
	(Unaudited)
(in millions)
Cash Flows
Net cash provided by operating activities	Php34,619	Php38,080
Net cash used in investing activities	2,220	13,435
Capital expenditures	7,012	11,575
Net cash used in financing activities	23,996	21,151
Net increase in cash and cash equivalents	8,308	3,427

	June 30,	December 31,
	2005	2004
(in millions)	(Unaudited)	(Audited)
Capitalization
Long-term portion of interest-bearing financial liabilities – net of current portion
Long-term debt	Php102,675	Php121,012
Obligations under capital lease	516	601
Preferred stock subject to mandatory redemption	13,611	14,375
	116,802	135,988

Current portion of interest-bearing financial liabilities
Notes payable	56	58
Long-term debt maturing within one year	28,880	28,018
Obligations under capital lease maturing within one year	527	425
	29,463	28,501
Total interest-bearing financial liabilities	146,265	164,489
Total equity	59,304	48,515
	Php205,569	Php213,004

Other Financial Data
Total assets	Php263,189	Php265,473
Property, plant and equipment - net	190,176	194,525
Cash and cash equivalents	35,629	27,321

_______________

(1) As restated to reflect the effects of the changes in accounting policies, as discussed in Note 2 – Summary of Significant Accounting Policies and Practices to the accompanying unaudited consolidated financial statements.

As at June 30, 2005, our consolidated cash and cash equivalents totaled Php35,629 million. Principal sources of consolidated cash and cash equivalents in the first half of 2005 were cash flows from operations amounting to Php34,619 million and drawings from Smart’s facilities aggregating Php5,471 million. These funds were used principally for capital outlays of Php7,012 million, total debt principal payments of Php22,441 million and interest payments of Php5,671 million.

Operating Activities

Our consolidated net cash flows from operating activities in the first half of 2005 decreased by Php3,461 million, or 9%, to Php34,619 million from Php38,080 million in the same period in 2004 as we settled current liabilities relating to various trade suppliers in the first six months of 2005.

A growing portion of our cash flow is generated by our wireless business, which accounted for 59% and 57% of our service revenues in the first half of 2005 and 2004, respectively. Revenues from our fixed line and information and communications technology services accounted for 39% and 2%, respectively, of our service revenues in the first half of 2005 compared to 41% and 2%, respectively, in the same period in 2004.

Cash flows from operating activities of our wireless business amounted to
Php20,540 million in the first half of 2005, a decrease of Php2,431 million, or 11%, compared to Php22,971 million in the same period in 2004. Likewise, our fixed line business contributed Php13,846 million in the first half of 2005, a decrease of Php1,099 million, or 7%, compared to Php14,945 million in the same period in 2004. The decline in both our wireless and fixed line business segments was mainly due to settlement of our outstanding current liabilities in the first half of 2005. Our wireless business segment accounted for 59% of our cash flows from operating activities while our fixed line segment accounted for 41% during the first half of 2005. We believe that our continuing strong cash flows on a consolidated basis will allow us to defray our current liabilities despite our current ratio being less than 1:1 as at June 30, 2005.

While Smart is subject to loan covenants that restrict its ability to pay dividends, redeem preferred shares, make distributions to PLDT or otherwise provide funds to PLDT or any associate without the consent of its lenders, Smart has been able to obtain waivers from Finnvera and certain of its lenders for each of the dividend payments made by Smart to PLDT in 2004, 2003 and 2002 aggregating Php16,100 million, Php6,166 million and Php1,540 million, respectively. Smart has also obtained the necessary consents from its lenders to make similar distributions to PLDT in 2005, amounting to about Php20,000 million, of which Php6,000 million and Php8,000 million was paid by Smart to PLDT in March and June 2005, respectively.

Investing Activities

Net cash used in investing activities in the first half of 2005 amounted to Php2,220 million, a decrease of Php11,215 million, or 83%, compared to Php13,435 million in the same period in 2004. This decrease resulted from the decline in short-term investments and capital expenditures by Php5,784 million and Php4,563 million, respectively.

In the first half of 2005, short-term investments of Php3,847 million matured relating to prepaid forward exchange contracts of Smart. Smart did not book additional prepaid forwards in the first half of 2005; conversely, Smart booked short-term investments of Php1,937 million in the first half of 2004.

Our consolidated capital expenditures in the first half of 2005 totaled Php7,012 million, a decrease of Php4,563 million, or 39%, from Php11,575 million in the same period in 2004 primarily due to Smart’s lower capital spending partially offset by PLDT’s higher capital spending. Smart's capital spending of Php3,569 million in the first half of 2005 was used to further expand and upgrade its transmission network facilities to increase capacity and coverage in respect of basic and advanced cellular services. PLDT's capital spending of Php3,118 million was principally used to finance the expansion of its fixed line data and IP-based network services. ePLDT and its subsidiaries’ capital spending of Php305 million was used to primarily fund its Vitro™, DigiPar and call center business operations. The balance represented other subsidiaries’ capital spending. Consolidated capital expenditures in the first half of 2004 amounted to Php11,575 million, of which Php8,826 million, Php2,667 million and Php75 million were attributable to Smart, PLDT and ePLDT, respectively. The balance represented other subsidiaries’ capital spending.

Financing Activities

On a consolidated basis, we used net cash of Php23,996 million for financing activities in the first half of 2005, compared to Php21,151 million in the same period in 2004. The net cash used in financing activities in the first half of 2005 was mainly attributable to debt repayments and interest payments by PLDT in line with its ongoing debt reduction program and dividend payments distributed to common and preferred stockholders.

Debt Financing

Additions to our consolidated long-term debt in the first half of 2005 totaled
Php5,471 million from Smart's drawings related to the refinancing of its Phase 5A/5B loan facilities. Payments in respect of principal and interest of our total debt amounted to Php22,441 million and Php5,671 million, respectively, in the first half of 2005, of which Php13,380 million and Php4,747 million were attributable to PLDT, respectively.

The following table shows our long-term debt, including current portion as at June 30, 2005 and 2004:

	June 30,	December 31,	Increase (Decrease)
	2005	2004	Amount	%
(in millions)	(Unaudited)	(Audited)

U.S. Dollar Debt:
Export Credit Agencies-Supported Loans	Php32,802	Php41,266	(Php8,464)	(21)
Fixed Rate Notes	66,043	68,795	(2,752)	(4)
Term Loans	16,466	20,492	(4,026)	(20)
Restructured Loans	4,917	4,815	102	2
Satellite Acquisition Loans	3,635	4,064	(429)	(11)
	123,863	139,432	(15,569)	(11)
Japanese Yen Debt:
JBIC’s Overseas Investment Loan	4,238	5,363	(1,125)	(21)
Export Credit Agency-Supported Loan	956	1,212	(256)	(21)
	5,194	6,575	(1,381)	(21)
Philippine Peso Debt:
Peso Fixed Rate Corporate Notes	1,575	1,675	(100)	(6)
Term Loans	552	985	(433)	(44)
Restructured Loans	371	363	8	2
	2,498	3,023	(525)	(17)
	Php131,555	Php149,030	(Php17,475)	(12)

For a complete discussion of long-term debt, see Note 17 – Interest-bearing Financial Liabilities to the accompanying unaudited consolidated financial statements.

Our long-term debt decreased by Php17,475 million, or 12%, to Php131,555 million as at June 30, 2005 largely due to debt amortizations and prepayments in line with PLDT’s efforts to reduce its overall debt level and also due to the appreciation of the peso. PLDT’s debt was reduced by 13% to Php95,731 million by the end of the first half 2005. In addition, the debt levels of Smart, Mabuhay, ePLDT and Maratel as at June 30, 2005 relative to the debt balances as at December 31, 2004 decreased by 8%, 11%, 30% and 55% to Php31,977 million, Php3,635 million,
Php207 million and Php5 million, respectively, due to the peso appreciation and debt amortizations during the first half of 2005.

As at June 30, 2005, PLDT had no undrawn committed long-term credit facilities. The JP¥3,095 million undrawn portion of the JP¥5,615 million syndicated term loan facility supported by Nippon Export and Investment Insurance of Japan and US$4 million undrawn portion of the US$12 million term loan facility extended by DEG-Deutsche Investitions-und Entwicklungsgesellschaft mbH were cancelled on December 3, 2004 and September 26, 2004, respectively. In addition, PLDT also waived further disbursements from the US$149 million Kreditanstalt für Wiederaufbau refinancing facility effective September 1, 2004, thus, canceling the undrawn portion of US$9 million. As at June 30, 2005, Smart still had available facilities under its €50 million Framework Agreement with Bayerische Hypo-und Vereinsbank Aktiengesellschaft up to a maximum aggregate amount of €44 million.

The scheduled maturities of our outstanding consolidated long-term debt at nominal values as at June 30, 2005 are as follows:

Year	US$ Loans(1)		JP¥ Loans(2)		Peso Loans	Total
	(in millions)

2005(3)	US$238	Php13,389	JP¥1,709	Php866	Php368	Php14,623
2006	337	18,947	3,418	1,732	847	21,526
2007	443	24,882	3,418	1,732	73	26,687
2008	118	6,630	1,709	866	61	7,557
2009	271	15,219	–	–	52	15,271
2010 and onwards	972	54,590	–	–	1,214	55,804

________________

(1)        The exchange rate used was Php56.177 to US$1.00.

(2)        The exchange rate used was Php0.5067 to JP¥1.00.

(3)        July 1, 2005 through December31, 2005.

Approximately Php85,664 million principal amount of our consolidated outstanding long-term debt as at June 30, 2005 is scheduled to mature over the period from 2005 to 2009. Of this amount, approximately Php63,064 million is attributable to PLDT, Php18,751 million to Smart, and the remainder to Mabuhay Satellite, Maratel and ePLDT.

Debt Covenants

Our debt instruments contain restrictive covenants, including covenants that could prohibit us from paying common dividends under certain circumstances, and require us to comply with specified financial ratios and other financial tests, calculated in conformity with accounting principles generally accepted in the Philippines, at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments.

Please see Note 17 – Interest-bearing Financial Liabilities to the accompanying unaudited consolidated financial statements for a detailed discussion of our covenants.

Financing Requirements

We believe that our available cash, including cash flow from operations, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months.

Since 2002, we have been utilizing internally generated cash particularly from our cellular business to reduce our overall level of indebtedness. In line with this objective, we have managed our capital expenditures, reduced our investments and suspended dividend payments to common shareholders from April 2001 to 2004. As a result of our improving cash flows and reduced debt levels, we have restored the payment of common dividends in May 2005 and intend to gradually increase our dividend payout ratio in succeeding years as we improve our leverage ratios.

Credit Ratings

None of our existing indebtedness contains provisions under which credit rating downgrades would trigger a default, changes in applicable interest rates or other similar terms and conditions.

On July 11, 2005, Fitch Ratings revised the outlook on PLDT’s long-term foreign currency rating to negative from stable. The revision in outlook reflects a similar change in Fitch’s outlook on the Republic of the Philippines’ “BB” long-term foreign currency rating to negative from stable. PLDT’s long-term foreign currency rating, global bonds and senior notes has been maintained at “BB” and convertible preferred stock remain unchanged at “B+.” The outlook on PLDT’s long-term local currency rating has also been affirmed as “BB+” and the stable outlook on this rating still remains in place.

On May 3, 2005, Fitch Ratings upgraded PLDT’s long-term local currency rating to “BB+” with a stable outlook. Simultaneously, Fitch has affirmed PLDT’s long-term foreign currency rating, global bonds and senior notes at “BB” and PLDT’s convertible preferred stock at “B+.”

On February 16, 2005, Moody’s Investor Service, or Moody’s, downgraded the foreign currency senior unsecured debt rating of PLDT by one-notch to Ba3 from Ba2 with a stable outlook. The rating action was taken as part of Moody’s two-notch downgrade of the Republic of the Philippines’ foreign currency country ceiling to B1 from Ba2. On the same date, Moody’s affirmed PLDT’s B1 preferred stock rating with a stable outlook. Moody's views that there is a differential between PLDT's foreign currency rating and the sovereign rating. According to Moody's, PLDT's foreign currency bond rating is a function of its own risk of default and is less likely to be subject to a debt moratorium which the Philippine government may declare in case of an event of default by government.

On January 17, 2005, Standard and Poor’s Ratings Group, or Standard and Poor’s, revised its long-term foreign currency rating on PLDT from “BB” to “BB-“ (BB minus) with a stable outlook. The rating action was taken immediately after Standard and Poor’s downgraded the foreign currency rating on the Republic of the Philippines to “BB-“ (BB minus).

Equity Financing

PLDT raised Php131 million and Php64 million from the exercise by certain officers and executives of stock options in the first half of 2005 and 2004, respectively. In addition, through our subscriber investment plan, or SIP, which provides postpaid fixed line subscribers the opportunity to buy shares of our 10% cumulative convertible preferred stock as part of the upfront payments collected from subscribers, PLDT was able to raise Php2 million in the first half of 2005 and
Php4 million in the same period in 2004.

Cash dividend payments in the first half of 2005 amounted to Php2,963 million, of which Php2,372 million and Php591 million were paid to common and preferred shareholders, respectively, compared to Php601 million in the same period in 2004, all of which were paid to preferred shareholders of PLDT. On March 2, 2005, PLDT declared cash dividends of Php14 per common share to holders of record as at March 31, 2005 paid on May 12, 2005. This was the first cash dividend declaration to common shareholders in four years since April 2001. In addition, on May 5, 2005, PLDT declared cash dividend of Php21 per common share to holders of record as at June 3, 2005 paid on July 14, 2005.

Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses our contractual obligations outstanding as at June 30, 2005:

	Payments Due by Period
	Total	Within 1 year	2-3 years	4-5 years	After 5 years
	(Unaudited)
(in millions)
Long-term debt (1)	Php141,468	Php29,036	Php38,385	Php21,173	Php52,874
Long-term lease obligations:
Operating Lease	3,704	624	1,103	843	1,134
Capital Lease	1,742	760	524	13	445
Unconditional purchase obligations(2)	11,861	4,556	2,249	2,247	2,809
Other long-term obligations	19,633	–	5,853	13,780	–
Total contractual obligations	Php178,408	Php34,976	Php48,114	Php38,056	Php57,262

___________

(1)     Before deducting unamortized debt discount and debt issuance costs.

(2)     Based on the original Air Time Purchase Agreement with AIL.

Long-term Debt

For a discussion of our long-term debt, see Note 17 – Interest-bearing Financial Liabilities to the accompanying unaudited consolidated financial statements.

Long-term Operating Lease Obligations

Domestic Fiber Optic Network Submerged Plant Maintenance Agreement. On July 4, 2000, PLDT entered into an agreement with NTT World Engineering Marine Corporation, or NTT WEMC for the submarine cable repair and other related services in relation to the maintenance of PLDT's domestic fiber optic network, or DFON, submerged plant for a period of five years up to July 4, 2005. This agreement has been extended up to the end of 2005. Under this agreement, PLDT is required to pay NTT WEMC a fixed annual standing charge of US$2 million, excluding cost for the use of a remotely-operated submersible vehicle at US$5,000 for every day of use and repair cost computed at US$19,000 per day of actual repair. As at June 30, 2005, PLDT’s aggregate remaining obligation under this agreement was approximately Php39 million.

Digital Passage Service Contracts. PLDT has existing Digital Passage Service Contracts with foreign telecommunication administrations for several dedicated circuits to various destinations for ten to 25 years expiring at various dates. As at June 30, 2005, PLDT’s aggregate remaining obligation under these contracts amounted to approximately Php24 million.

License Agreement with Mobius Management Systems (Australia) Pty Ltd., or Mobius. PLDT entered into a license agreement with Mobius pursuant to which Mobius has granted PLDT a non-exclusive, non-assignable and non-transferable license for the use of computer software components. Under this agreement, Mobius is also required to provide maintenance services for a period of one year at no additional maintenance charge. PLDT may purchase maintenance services upon expiration of the first year for a fee of 15% of the current published license fee. As at June 30, 2005, PLDT’s aggregate remaining obligation under this agreement was approximately
Php40 million.

Other Long-term Operating Lease Obligations. The PLDT Group has various long-term lease contracts for periods ranging from two to ten years covering certain offices, warehouses, cell sites, telecommunication equipment locations and various office equipment. In particular, Smart has lease obligations aggregating Php3,325 million as at June 30, 2005 in respect of office and cell site rentals with over 3,000 lessors nationwide. PLDT has lease obligations aggregating
Php96 million as at June 30, 2005, and ePLDT has lease obligations aggregating Php180 million as at June 30, 2005 in respect of certain office space rentals.

Long-term Capital Lease Obligations

For a discussion of our long-term capital lease obligations, see Note 17 – Interest-bearing Financial Liabilities to the accompanying unaudited consolidated financial statements.

Unconditional Purchase Obligations

Air Time Purchase Agreement with AIL. PLDT is a party to a Founder NSP, or National Service Provider, Air Time Purchase Agreement with AIL in March 1997, which was amended in December 1998, under which PLDT is granted the exclusive right to sell AIL services in the Philippines. In exchange, the Air Time Purchase Agreement required PLDT to purchase from AIL a minimum of US$5 million worth of air time annually over ten years commencing on January 1, 2002, the date of commercial operations of the Garuda I Satellite.

In the event that AIL’s aggregate billing revenue is less than US$45 million in any given year, the Air Time Purchase Agreement also states that PLDT has to make supplemental air time purchase payments not to exceed US$15 million per year during the ten-year term.

PLDT and the other founder NSPs are endeavoring to amend the Air Time Purchase Agreement due to the occurrence of partial satellite loss, changes in the primary business of AceS and the other events affecting the business.

In March 2003, PLDT, together with the other founder NSPs, entered into a Standstill Agreement with AIL suspending the application and enforcement of the minimum and supplemental air time payments under the original Air Time Purchase Agreement. The parties agreed that AIL shall provide PLDT and the other founder shareholders, with unlimited use of air time for the year 2003 in exchange for a fixed fee in the amount of US$3.8 million for PLDT. Moreover, PLDT is also obliged to purchase from AIL 13,750 satellite phone units in 2003 at US$395 F.O.B. per unit, subject to quarterly price adjustments. The parties to the Standstill Agreement also agreed to negotiate in good faith and use their best efforts to reach an agreement on a revised Air Time Purchase Agreement before November 15, 2003 that will cover, among other things, the amended minimum and supplemental air time payment provisions subject to the approval of AIL’s creditors.

On February 10, 2004, notwithstanding the ongoing negotiations, AIL advised PLDT of the termination of the Standstill Agreement and the reinstatement of the terms under the original Air Time Purchase Agreement effective January 1, 2002 following the lapse of the November 15, 2003 deadline set in the Standstill Agreement for the negotiation of a revised Air Time Purchase Agreement.

As at June 30, 2005, PLDT’s aggregate remaining minimum obligation under the original Air Time Purchase Agreement was approximately Php11,857 million. Negotiations are continuing with the relevant parties towards an amicable settlement of this matter. See Note 20 – Related Party Transactions and Note 23 – Provisions and Contingencies to the accompanying unaudited consolidated financial statements for further details relating to the Air Time Purchase Agreement with AIL.

International Affiliate Agreement with VeriSign, Inc., or VeriSign. On September 15, 2000, ePLDT entered into an agreement with VeriSign for the non-exclusive, non-transferable right and license to use the VeriSign software, brand and Certification Practice Statement for the purpose of approving, issuing, suspending or revoking digital certificates for users of the internet or similar open systems in the Philippines for a period of seven years. Under this agreement, ePLDT is required to pay VeriSign a certain percentage of the revenue derived from the services subject to minimum annual royalty payments aggregating to US$11 million, which was subsequently reduced to US$1 million, for the seven-year contract period. In addition, ePLDT was required to pay an annual support fee totaling US$0.5 million during the first year and US$0.3 million in each year thereafter.

Effective July 1, 2003, VeriSign has agreed to amend the Agreement and issued Addendum 6 to write-off all past due invoices and payments owed to VeriSign, which were invoiced or scheduled to be invoiced under the agreement prior to this Addendum 6. All royalty payments and annual support fees due through June 2003 were part of the write-off in the amount of
US$0.8 million. For contract year 4 (September 2003 to August 2004), the annual support fee was reduced from US$0.3 million to US$ 40,000 and for contract years 5 to 7 (September 2004 to August 2007) from US$0.3 million to US$0.16 million. In addition, VeriSign agreed to reduce the affiliate revenue sharing rates from 50% of suggested retail price to 25% of suggested retail price for both enterprise and internet products for 12 months starting July 2003 and negotiable thereafter.

Moreover, effective July 1, 2004, VeriSign has agreed to amend the Agreement and issued Addendum 8 as extension of Addendum 6. Under this amendment, annual support fee for year 5 (September 2004 to August 2005) will remain at US$40,000 and affiliate revenue sharing rates will remain at 25%. As at June 30, 2005, ePLDT’s aggregate remaining minimum obligation under this agreement was approximately Php4 million pertaining to annual support fee.

License Purchase Agreement with I-Contact Solutions Pte. Ltd. On April 2, 2003, iPlus Intelligent Network Inc., or iPlus, a wholly-owned subsidiary of ePLDT and the Philippines’ pioneer in IP-based IT response center, entered into an Application Services Provider, or ASP, and Reseller Contract with I-Contact Solutions Pte. Ltd., or I-Contact, of Singapore. Under the agreement, iPlus will purchase licenses of the CosmoCall Universe ™ IP-based contact center solution. CosmoCall Universe supports multi-channel customer interactions including telephone, web chat, web voice, web video, web collaboration, e-mail and voicemail in one high capacity, high availability, multi-tenant platform. CosmoCall Universe is a complete, unified contact center suite that includes ACD, IVR, CTI, predictive dialing, multimedia recording and a complement of other management applications. The aggregate value of these licenses is US$2.1 million and these licenses will be delivered quarterly over a two-year period. Further to the agreement, I-Contact will appoint iPlus as the exclusive reseller and ASP for the Philippine market and will provide iPlus with all the necessary support in terms of sales, marketing, and technical services. Effective
March 30, 2004, I-Contact has agreed to amend the agreement and waived all financial obligations and committed seats requirement over the two-year period. iPlus will pay all its remaining obligations pertaining only to the 300 seats delivered by I-Contact. In June 2005, iPlus committed to purchase additional 50 predictive dialer and Cosmocorder licenses in the amount of
Php18 million.

Other Long-term Obligations

Mandatory Conversion and Purchase of Shares. As discussed in Note 9 – Investments in Associates and Note 17 – Interest-bearing Financial Liabilities, as at June 30, 2005 PLDT had issued a total of 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58 million shares of Series K Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel adopted in June 2004.

Each share of Series V, VI and VII Convertible Preferred Stock is convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stocks and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to PLDT common shares. Under a put option exercisable for 30 days, holders of common shares received on mandatory conversion of the Series V, VI and VII Convertible Preferred Stock will be able to require PLDT to purchase such PLDT common shares for Php1,700 per share, US$36.132 per share, and JP¥4,071.89 per share, respectively.

As at June 30, 2005, 1,435,905 shares of Series V Convertible Preferred Stock and 604,449 shares of Series VI Convertible Preferred Stock had been converted to PLDT common shares. The aggregate value of the put option based on outstanding shares as at June 30, 2005 was
Php19,633 million, of which Php11,706 million is payable on June 4, 2008 and Php7,927 million on June 4, 2009, if all of the outstanding shares of Series V, VI and VII Convertible Preferred Stocks were mandatorily converted and all the underlying shares of common stock were put to PLDT. As at June 30, 2005, 1,285,535 shares of Series V, 4,690,655 shares of Series VI and 3,842,000 shares of Series VII Convertible Preferred Stock remain outstanding. The market value of the underlying shares of common stock was Php13,549 million, based on the market price of PLDT common shares of Php1,620 per share as at June 30, 2005.

Please refer to Note 17 – Interest-bearing Financial Liabilities to the accompanying unaudited consolidated financial statements for further discussion.

Commercial Commitments

As at June 30, 2005, our outstanding commercial commitments, in the form of letters of credit, amounted to Php947 million. These commitments will expire within one year.

Quantitative and Qualitative Disclosures about Market Risks

Our operations are exposed to various risks, including liquidity risk, foreign exchange risk and interest rate risk. The importance of managing these risks has significantly increased in light of considerable change and continuing volatility in the Philippine and international financial markets. With a view to managing these risks, we have incorporated financial risk management functions in our organization, particularly in our treasury operations.

Liquidity Risk Management

We seek to manage our liquidity profile to be able to finance our capital expenditures and service our maturing debts. To cover our financing requirements, we intend to use internally generated funds and proceeds from debt and equity issues and sales of certain assets.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flow information and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These initiatives may include bank loans, export credit agency-guaranteed facilities, and debt capital and equity market issues.

Foreign Exchange Risk Management

As at June 30, 2005, the Philippine peso had appreciated against the U.S. dollar to Php56.177 to US$1.00 from Php56.341 to US$1.00 as at December 31, 2004. As at June 30, 2004, on the other hand, the peso depreciated by 1% to Php56.176 to US$1.00 from Php55.586 to US$1.00 as at December 31, 2003. As at June 30, 2005, the Philippine peso had appreciated by 8% against the Japanese yen to Php0.5067 to JP¥1 from Php0.5495 to JP¥1 as at December 31, 2004. Likewise, as at June 30, 2004, the peso appreciated by approximately 1% to Php0.5166 to JP¥1 from Php0.5193 to JP¥1 as at December 31, 2003. As such, we recognized foreign exchange gains of Php1,530 million in the first half of 2005 as compared to foreign exchange losses of
Php1,452 million recorded in the same period in 2004.

While a certain percentage of our revenues is either linked to or denominated in U.S. dollars, substantially all of our indebtedness, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars.

As at June 30, 2005, approximately 98% of our total consolidated debts were denominated in foreign currencies. Of our foreign currency-denominated debts, 4% are in Japanese yen on a consolidated basis and the balance in U.S. dollars. Thus, a weakening of the peso against the U.S. dollar or Japanese yen will increase both the principal amount of our unhedged foreign currency-denominated debts (representing 62% of our consolidated debts), and interest expense on our debt in peso terms. In addition, many of our financial ratios and other financial tests will be negatively affected. If, among other things, the value of the peso against the U.S. dollar substantially drops from its current level, we may be unable to maintain compliance with these ratios, which could result in acceleration of some or all of our indebtedness. For further information on our loan covenants, see “Liquidity and Capital Resources –– Financing Activities –– Covenants” above and Note 17 – Interest-bearing Financial Liabilities to the accompanying unaudited consolidated financial statements.

To manage our foreign exchange risks, stabilize cash flows, and improve investment and cash flow planning, we enter into forward foreign exchange contracts, foreign currency swap contracts, currency options and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. However, these hedges do not cover all of our exposure to foreign exchange risks.

Specifically, we use forward foreign exchange contracts, foreign currency swap contracts and currency option contracts to manage the foreign exchange risk associated with our foreign currency-denominated loans. In order to manage hedge costs of these contracts, we utilize structures that include credit-linkage with PLDT as the reference entity, combination of currency option contracts, and fixed to floating coupon only swap agreements. Accounted as either cash flow hedges or transactions not designated as hedges, changes in the fair value of these instruments are recognized as cumulative translation adjustments in equity until the hedged item is recognized in earnings or directly to income for the period. As at June 30, 2005, PLDT’s outstanding forward foreign exchange contracts, principal-only long-term cross-currency swap contracts and currency option contracts amounted to US$87 million and JP¥879 million; US$550 million; and
US$263 million, respectively. Smart’s has no outstanding forward foreign exchange contracts as at June 30, 2005.

For further discussions of these contracts, see Note 24 –Financial Assets and Liabilities – Derivative Financial Instruments to the accompanying unaudited consolidated financial statements.

Interest Rate Risk Management

On a limited basis, we enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations. As at June 30, 2005, PLDT’s outstanding interest rate swap contracts amounted to US$125 million. For further discussions of these contracts, see Note 24 – Financial Assets and Liabilities – Derivative Financial Instruments to the accompanying unaudited consolidated financial statements.

We make use of hedging instruments and structures solely for reducing or eliminating financial risks associated with our liabilities and not for trading or speculative purposes.

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact. In recent periods, while decreases in the relative value of the peso have had a significant effect on us, we do not believe inflation has had a material impact on our operations. The average inflation rate in the Philippines in the first half of 2005 was 7.1%, compared to 5.1% in the same period in 2004.

OTHER INFORMATION

Related Party Transactions

In the ordinary course of business, a number of companies related to but outside of the consolidated PLDT Group are engaged in arm’s-length intercompany transactions. We believe that the terms of these transactions are comparable with those available from unrelated parties.

Transactions to which PLDT or its subsidiaries is a party, in which a director or key officer or owner of more than 10% of the common shares of PLDT, or any member of the immediate family of a director or key officer or owner of more than 10% of the common shares of PLDT had a direct or indirect material interest in PLDT or its subsidiaries, as at June 30, 2005 and December 31, 2004 and for the six months ended June 30, 2005 and 2004 are as follows:

Agreements with NTT Communications and/or its Affiliates — agreements under which (1) NTT Communications provides advisory services for various business areas of PLDT; (2) NTT World Engineering Marine Corporation provides maintenance services to PLDT’s DFON; (3) PLDT is licensed to market managed data and other services using NTT Communications’ Arcstar brand; and (4) PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunication services. Total fees under these agreements totaled
Php114 million and Php146 million for the six months ended June 30, 2005 and 2004, respectively. PLDT’s outstanding obligations under these agreements amounted to Php55 million and Php49 million as at June 30, 2005 and December 31, 2004, respectively.

Agreements between Smart and Asia Link B.V. — agreements under which Asia Link undertakes to provide technical support services and assistance in the operations and maintenance of Smart’s cellular business. Total fees under these agreements totaled Php278 million and Php239 million for the six months ended June 30, 2005 and 2004, respectively. Under these agreements, Smart had outstanding payables of Php284 million and Php267 million as at June 30, 2005 and December 31, 2004, respectively. Asia Link is a subsidiary of the First Pacific Group.

Agreements relating to insurance companies — Gotuaco del Rosario and Associates, or Gotuaco, acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies. In addition, PLDT has an insurance policy with Malayan Insurance Co., Inc., or Malayan, wherein premiums are directly paid to Malayan. Total insurance expenses paid under these agreements amounted to Php268 million and Php238 for the six months ended June 30, 2005 and 2004, respectively. Two directors of PLDT have direct/indirect interests in or serve as a director/officer of Gotuaco and Malayan.

For a more detailed discussion of the related party transactions enumerated above, see Note 20 –Related Party Transactions to the accompanying unaudited consolidated financial statements.

`

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS AT JUNE 30, 2005 (UNAUDITED) AND DECEMBER 31, 2004 (AUDITED)

AND FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004 (UNAUDITED)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in million pesos, except par value amounts)

	June 30, 2005	December 31, 2004
	(Unaudited)	(Audited)
ASSETS
Noncurrent Assets
Property, plant and equipment (Notes 2, 8 and 17)	190,176	194,525
Investments in associates (Notes 2, 9 and 17)	12	8
Investments-available-for-sale (Notes 2 and 24)	109	104
Investment properties (Notes 2 and 10)	732	743
Goodwill and intangible assets (Notes 2, 3 and 11)	3,727	3,864
Deferred income tax assets (Notes 2 and 6)	12,291	12,738
Derivative assets (Notes 2 and 24)	3,694	4,116
Notes receivable (notes 2, 12 and 24)	346	286
Prepayments (Note 17)	1,207	997
Other noncurrent assets (Note 2)	1,063	1,237
Total Noncurrent Assets	213,357	218,618
Current Assets
Cash and cash equivalents (Notes 2, 13 and 24)	35,629	27,321
Short-term investments (Notes 2 and 24)	27	3,873
Trade and other receivables (Notes 2, 14 and 24)	8,457	10,404
Inventories and supplies (Notes 2 and 15)	2,255	2,140
Derivative assets (Notes 2 and 24)	217	335
Prepayments (Note 17)	1,474	1,271
Other current assets (Notes 2 and 20)	1,773	1,511
Total Current Assets	49,832	46,855
	263,189	265,473

EQUITY AND LIABILITIES
Equity (Notes 2, 7 and 16)
Preferred stock, Php10 par value, authorized 822,500,000 shares; issued and outstanding 448,708,863 as at June 30, 2005 and 449,682,057 shares as at December 31, 2004	4,487	4,497
Common stock, Php5 par value, authorized 234,000,000 shares; issued and outstanding 171,363,153 as at June 30, 2005 and 170,213,722 shares as at December 31, 2004	857	851
Stock options issued (Note 21)	124	181
Equity portion of convertible preferred stock (Note 17)	1,264	1,459
Capital in excess of par value	51,941	50,528
Deficit (Note 7)	(117)	(10,220)
Cumulative translation adjustments (Note 24)	(134)	362
Total Equity Attributable to Equity Holders	58,422	47,658
Minority interest	882	857
Total Equity	59,304	48,515

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

(in million pesos, except par value amounts)

	June 30, 2005	December 31, 2004
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities - net of current portion (Notes 2, 8, 17, 22 and 24)	116,802	135,988
Deferred income tax liabilities (Notes 2 and 6)	1,955	1,943
Derivative liabilities (Notes 2 and 24)	4,755	5,903
Provision for onerous contracts and assessments - net of current portion (Notes 20, 22 and 23)	4,068	3,951
Pension and other benefits (Notes 2 and 21)	3,702	2,908
Customers’ deposits	2,142	2,174
Other noncurrent liabilities (Notes 2, 8, 14 and 18)	8,641	7,159
Total Noncurrent Liabilities	142,065	160,026
Current Liabilities
Accounts payable (Notes 2 and 24)	5,300	7,029
Accrued expenses and other current liabilities (Notes 2, 17, 19, 20, 24 and 25)	16,104	14,811
Unearned revenues (Note 2)	2,639	2,892
Derivative liabilities (Notes 2 and 24)	229	474
Current portion of provision for onerous contracts and assessments (Notes 20 and 23)	699	597
Current portion of interest-bearing financial liabilities (Notes 2, 8, 17, 22 and 24)	29,463	28,501
Dividends payable (Notes 2, 7, 17 and 24)	4,366	652
Income tax payable (Notes 2 and 6)	3,020	1,976
Total Current Liabilities	61,820	56,932
	263,189	265,473

See accompanying Notes to Unaudited Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in million pesos, except per share amounts)

	Six Months Ended June 30,		Three Months Ended June 30,
	2005	2004	2005	2004
	(Unaudited)
INCOME (Notes 2 and 4)
Service revenues	59,522	57,841	30,161	29,734
Non-service revenues (Note 5)	1,422	4,311	607	1,680
Other income	194	147	119	62
	61,138	62,299	30,887	31,476
EXPENSES (Notes 2 and 4)
Depreciation and amortization (Note 8)	10,861	10,927	5,305	5,590
Compensation and benefits (Notes 5 and 21)	6,492	5,996	3,406	3,012
Financing costs (Note 5)	4,349	9,901	4,282	5,483
Maintenance (Note 20)	3,320	2,776	1,776	1,465
Cost of sales (Notes 5, 20 and 22)	3,271	6,599	1,267	2,730
Selling and promotions	2,770	2,386	1,318	1,261
Provisions (Notes 5, 14, 15, 20 and 22)	1,968	2,176	1,369	840
Professional and other service fees (Note 20)	1,043	1,005	629	565
Taxes and licenses (Note 23)	1,034	771	460	384
Rent	954	1,060	324	511
Insurance and security services (Note 20)	825	810	414	412
Asset impairment (Notes 8 and 9)	–	85	–	–
Other expenses (Notes 5 and 20)	1,740	1,548	752	681
	38,627	46,040	21,302	22,934
INCOME BEFORE INCOME TAX	22,511	16,259	9,585	8,542
PROVISION FOR INCOME TAX (Notes 2 and 6)	5,694	3,811	2,151	1,775
NET INCOME FOR THE PERIOD	16,817	12,448	7,434	6,767
ATTRIBUTABLE TO:
Equity holders	16,785	12,423	7,424	6,737
Minority interest	32	25	10	30
	16,817	12,448	7,434	6,767
Earnings Per Common Share (Note 7)
Basic	94.00	68.78	41.22	37.48
Diluted	88.83	68.00	41.22	36.70

See accompanying Notes to Unaudited Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in million pesos)

	Preferred Stock	Common Stock	Stock Options Issued	Equity Portion of Convertible Preferred Stock	Capital in Excess of Par Value	Retained Earnings (Deficit)	Cumulative Translation Adjustments	Equity Attributable to Equity Holders of PLDT	Minority Interest	Total Equity
	(Unaudited)
Balances at January 1, 2004 (As restated)	4,505	847	286	1,536	49,690	(36,736)	549	20,677	771	21,448
Changes in equity:
Net income for the period
As previously reported	–	–	–	–	–	12,008	–	12,008	18	12,026
Effect of changes in accounting policies (Note 2)	–	–	–	–	–	415	–	415	7	422
As restated						12,423	–	12,423	25	12,448
Cash dividends	–	–	–	–	–	(708)	–	(708)	–	(708)
Currency translation differences (Note 24)	–	–	–	–	–	–	13	13	–	13
Issuance of capital stock - net (Note 16)	(5)	–	–	–	9	–	–	4	–	4
Exercised shares	–	1	(27)	–	91	–	–	65	–	65
Cancelled option shares (Note 21)	–	–	(5)	–	5	–	–	–	–	–
Cost of share-based payments	–	–	7	–	–	–	–	7	–	7
Minority interest	–	–	–	–	–	–	–	–	48	48
Balances at June 30, 2004 (As restated – Note 2)	4,500	848	261	1,536	49,795	(25,021)	562	32,481	844	33,325

Balances at January 1, 2005	4,497	851	181	1,459	50,528	(10,220)	362	47,658	857	48,515
Changes in equity:
Net income for the period	–	–	–	–	–	16,785		16,785	32	16,817
Cash dividends	–	–	–	–	–	(6,682)		(6,682)		(6,682)
Currency translation differences (Note 24)							(2)	(2)	–	(2)
Net gains on available-for-sale financial assets (Note 24)	–	–	–	–	–	–	6	6	–	6
Net loss on cash flow hedges (Note 24)	–	–	–	–	–	–	(500)	(500)	–	(500)
Issuance of capital stock - net (Note 16)	(10)	5		(195)	1,226	–	–	1,026	–	1,026
Exercised shares	–	1	(57)	–	187	–	–	131	–	131
Minority interest	–	–	–	–	–	–	–	–	(7)	(7)
Balances at June 30, 2005 (Unaudited)	4,487	857	124	1,264	51,941	(117)	(134)	58,422	882	59,304

See accompanying Notes to Unaudited Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in million pesos)

	Six Months Ended June 30,
	2005	2004
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	22,511	16,259
Adjustments for:
Depreciation and amortization	10,861	10,927
Interest on loans and related items - net of capitalized interest (Note 5)	5,453	6,201
Provision for doubtful accounts (Note 5)	1,526	1,875
Accretion on financial liabilities - net (Note 5)	1,437	1,496
Write-down of inventories at net realizable value (Note 5)	325	128
Dividends on preferred stock subject to mandatory redemption (Note 5)	132	117
Provision for onerous contracts (Note 5)	117	173
Equity in net losses (income) of associates (Note 5)	(3)	36
Interest income (Note 5)	(741)	(468)
Foreign exchange (gains) losses - net	(1,376)	1,397
Loss (gain) on derivative transactions - net (Note 5)	(1,719)	604
Asset impairment	–	85
Others	201	307
Operating income before working capital changes	38,724	39,137
Decrease (increase) in:
Trade and other receivables	466	(510)
Inventories and supplies	(463)	(624)
Prepayments	(554)	17
Other current assets	(260)	59
Increase (decrease) in:
Accounts payable	(1,872)	3,677
Accrued expenses and other current liabilities	1,907	(446)
Unearned revenues	(252)	(279)
Pension and other benefits	794	(819)
Net cash generated from operations	38,490	40,212
Income taxes paid	(3,871)	(2,132)
Net cash provided by operating activities	34,619	38,080
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(6,809)	(11,273)
Proceeds from disposal of property, plant and equipment	300	22
Interest paid - capitalized to property, plant and equipment (Note 5)	(203)	(302)
Payments for purchase of investments	(238)	(147)
Additions to investment properties	–	(2)
Payments for purchase of investments-available-for-sale	(4)	(3)
Decrease (increase) in short-term investments	3,847	(1,937)
Investments in notes receivable	(60)	–
Interest received	747	468
Decrease in other noncurrent assets	200	(261)
Net cash used in investing activities	(2,220)	(13,435)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(in million pesos)

	Six Months Ended June 30,
	2005	2004
	(Unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt	5,471	4,824
Payments of long-term debt	(22,187)	(17,436)
Proceeds from notes payable	251	45
Payments of notes payable	(254)	(2,045)
Payments of obligations under capital lease	(43)	(14)
Interest paid - net of capitalized portion	(5,671)	(6,339)
Cash dividends paid	(2,963)	(601)
Proceeds from issuance of capital stock	133	68
Payments of debt issuance costs	(133)	(21)
Increase (decrease) in:
Customers’ deposits	(30)	22
Other noncurrent liabilities	1,430	346
Net cash used in financing activities	(23,996)	(21,151)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(95)	(67)
NET INCREASE IN CASH AND CASH EQUIVALENTS	8,308	3,427
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	27,321	19,372
CASH AND CASH EQUIVALENTS AT END OF PERIOD	35,629	22,799

See accompanying Notes to Unaudited Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.        Corporate Information

The Philippine Long Distance Telephone Company, or PLDT, or Parent Company, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common United States ownership. Under its amended Articles of Incorporation, PLDT’s corporate term is limited through 2028. In 1967, effective control of PLDT was sold by General Telephone and Electronics Corporation (a major shareholder since PLDT’s incorporation) to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company which at that time was the second largest telephone company in the Philippines. During 1998, First Pacific through its Philippine and other affiliates, acquired a significant interest in PLDT. On March 24, 2000, NTT Communications Corporation, through NTTC-UK, became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued common capital stock of PLDT. Simultaneous with NTT Communications Corporations’ investment in PLDT, we acquired 100% of Smart Communications, Inc., or Smart.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, or PSE, and prior to October 19, 1994, were listed and traded on the American Stock Exchange and Archipelago Exchange in the United States. On October 19, 1994, an American Depositary Receipts, or ADRs, facility was established, pursuant to which Citibank N.A., as the depositary, issued ADRs evidencing American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5 per share. JP Morgan Chase Bank has been appointed as successor depositary for PLDT’s ADRs effective February 10, 2003. The ADSs are listed and traded on the New York Stock Exchange and the Archipelago Exchange in the United States.

PLDT’s charter, like those of all other Philippine corporations, was initially limited to a period of 50 years but has since been extended twice for 25 years each, the last extension being for an additional

25-year period to 2028. Under its amended charter (Republic Act No. 7082), which became effective on August 24, 1991, PLDT is authorized to provide virtually every type of telecommunications service, both within the Philippines and between the Philippines and other countries.

PLDT operates under the jurisdiction of the Philippine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered by PLDT and certain rates charged by PLDT.

The registered office address of PLDT is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.

2.        Summary of Significant Accounting Policies and Practices

Basis of Preparation

Our unaudited consolidated financial statements have been prepared in conformity with Philippine Generally Accepted Accounting Principles, or Philippine GAAP, under the historical cost convention as modified by the revaluation of derivative financial instruments, available-for-sale financial assets and investment properties that are measured at fair value. The carrying values of recognized assets and liabilities that are hedged are adjusted to record changes in the fair values attributable to the risks that are being hedged.

Our unaudited consolidated financial statements include, in our opinion, all adjustments consisting only of normal recurring adjustments, necessary to present fairly the results of operations for the interim periods. The results of operations for the six months ended June 30, 2005 are not necessarily indicative of the results of operations that may be expected for the full year.

Our unaudited consolidated financial statements are presented in Philippine pesos and all values are rounded to the nearest million except when otherwise indicated.

Changes in Accounting Policies

In recent years, the Philippine Accounting Standards Committee, or ASC, has been adopting the International Accounting Standards, or IAS, issued by the International Accounting Standards Committee, or IASC, with no local equivalent standards and has been replacing existing local standards.

The International Accounting Standards Board, or IASB, has assumed from the IASC the responsibility for setting IAS. The standards issued by the IASB are designated as International Financial Reporting Standards, or IFRS. Upon its adoption, the IASB also adopted the IAS issued by the IASC. The IASB carried on improvements in certain IAS in preparation for the full adoption of IFRS effective January 1, 2005.

The ASC has re-named the new standards “Philippine Accounting Standards”, or PAS, and “Philippine Financial Reporting Standards”, or PFRS, to correspond with the adopted IAS and IFRS of the IASB. ASC standards were previously designated as “Statements of Financial Accounting Standards”, or SFAS.

The accounting policies adopted are consistent with those of the previous financial period except that we have adopted in year-end 2004 the following new accounting standards intended to be mandatory beginning January 1, 2005. Our June 30, 2004 unaudited consolidated financial statements herein have been restated to give effect to the provisions of the new standards adopted.

PAS 19, “Employee Benefits”. PAS 19 requires the use of the projected unit credit method in measuring retirement benefit expense and a change in the manner of computing benefit expense relating to past service cost and actuarial gains and losses. Past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. On the initial adoption of this standard, the effect of the change in accounting policy includes all actuarial gains and losses that arose in earlier periods even if they fall inside the 10% corridor. In subsequent periods, portion of actuarial gains or losses is recognized as income or expense if the cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed the greater of: (i) 10% of the present value of the defined benefit obligation at that date (before deducting plan assets); and (ii) 10% of the fair value of any planned assets at that date by dividing the excess determined by the expected average remaining working lives of the employees participating in that plan is recognized immediately as income or expense. Our adoption of this standard reduced our consolidated net income by Php20 million (Php15 million after tax effect) for the six months ended June 30, 2004.

PAS 21, “The Effects of Changes in Foreign Exchange Rates”. PAS 21 requires the recognition of foreign exchange gains and losses in the period they are incurred. Upon the adoption of PAS 21, we adjusted previously recorded undepreciated capitalized foreign exchange losses, net of exchange losses that qualify as borrowing cost and income tax effect, against beginning retained earnings, to the extent that such capitalized amounts do not meet the conditions for capitalization under the new accounting standard, and restated prior periods’ unaudited consolidated financial statements. Further, PAS 21 requires the determination of the functional currency of an entity. Exchange differences from any retranslation are taken directly as a separate component of equity. On disposal of an entity with a functional currency other than the Philippine peso, the deferred cumulative amount recognized in equity relating to that particular foreign operation shall be recognized in the consolidated statement of income. Our adoption of this standard increased our consolidated net income by Php1,779 million (Php1,226 million after tax effect) for the six months ended June 30, 2004.

PAS 27, “Consolidated and Separate Financial Statements”. PAS 27 supersedes SFAS 27/IAS 27, “Consolidated Financial Statements and Accounting for Investments in Subsidiaries”. Under PAS 27, the exclusion of a subsidiary from consolidation when there are severe long-term restrictions that significantly impair a subsidiary’s ability to transfer funds to the parent company under the superseded standard was removed. Consequently, Pilipino Telephone Corporation, or Piltel, was required to be included in our unaudited consolidated financial statements retrospectively. Our adoption of this standard increased our consolidated net income by Php840 million for the six months ended June 30, 2004.

PAS 32, “Financial Instruments: Disclosure and Presentation”. PAS 32 covers the disclosure and presentation of all financial instruments. This standard requires more comprehensive disclosures about a company’s financial instruments, whether recognized or unrecognized in the financial statements. New disclosure requirements include terms and conditions of financial instruments used, types of risks associated with both recognized and unrecognized financial instruments (market risk, price risk, credit risk, liquidity risk, and cash flow risk), fair value information of both recognized and unrecognized financial assets and financial liabilities, and our financial risk management policies and objectives. This standard also requires financial instruments to be classified as liabilities or equity in accordance with their substance and not their legal form. Consequently, we have designated PLDT’s Convertible Preferred Stock Series V, VI and VII as compound instruments consisting of liability and equity components. The total fair value of the Convertible Preferred Stock Series V, VI and VII was determined at issue date, of which the aggregate fair value of the liability component of the Series V, VI and VII Convertible Preferred Stock as at issuance date is included as a financial liability under Interest-bearing Financial Liabilities account in the unaudited consolidated balance sheets. The residual amount was assigned as the equity component. Our adoption of this standard reduced our consolidated net income by Php897 million (Php647 million after tax effect) for the six months ended June 30, 2004.

PAS 39, “Financial Instruments: Recognition and Measurement”. PAS 39 establishes the accounting and reporting standards for recognizing and measuring our financial assets and financial liabilities. This standard requires a financial asset or financial liability to be recognized initially at fair value. Subsequent to initial recognition, we are to continue to measure financial assets at their fair values, except for loans and receivables and held-to-maturity investments, which are measured at cost or amortized cost using the effective interest rate method. Financial liabilities are subsequently measured at cost or amortized cost, except for liabilities classified as “at fair value through profit and loss” and derivatives, which are measured at fair value.

PAS 39 also covers the accounting for derivative instruments. This standard has expanded the definition of a derivative instrument to include derivatives (derivative-like provisions) embedded in non-derivative contracts. Under this standard, every derivative instrument is recorded in the balance sheet as either an asset or liability measured at its fair value. Derivatives that are not designated and do not qualify as hedges are adjusted to fair value through income. If the derivative is designated and qualifies as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in equity until the hedged item is recognized in earnings.

Our adoption of this standard decreased our consolidated net income by Php1,277 million (Php830 million after tax effect) for the six months ended June 30, 2004.

PAS 40, “Investment Property”. PAS 40 prescribes the accounting treatment for investment properties which are defined as land and/or building held to generate income or for capital appreciation or both. An investment property is initially recognized at cost. Subsequent to initial recognition, an investment property is either carried at (i) cost, less accumulated depreciation or any accumulated impairment losses, or (ii) fair value, wherein fair value movements are recognized as income or expense. Transfers to or from investment property classification are made only when there is evidence of a change in use.

Our adoption of this standard, where we opted to carry our investment properties at fair value subsequent to initial recognition, decreased our consolidated net income by Php10 million (Php7 million after tax effect) for the six months ended June 30, 2004.

PFRS 2, “Share-Based Payment”. PFRS 2 requires an entity to recognize goods or services received or acquired in a share-based payment transaction when it obtains the goods or as the services are received. The entity shall recognize a corresponding increase in equity if the goods or services were received in an equity-settled share-based payment transaction, or a liability if the goods or services were acquired in a cash-settled share-based payment transaction. In line with our adoption of PFRS 2, we recognized in our consolidated statements of income the costs of employees’ and directors’ share options and other share-based incentives by using an option-pricing model, further details of which are given in Note 21 – Employee Benefits.

Our adoption of this standard decreased our consolidated net income by Php127 million (Php93 million after tax effect) for the six months ended June 30, 2004.

PFRS 3, “Business Combinations”, PAS 36, “Impairment of Assets” and PAS 38, “Intangible Assets”. PFRS 3 requires all business combinations within its scope to be accounted for by applying the purchase method. In addition, this standard requires the acquirer to initially measure separately the identifiable assets, liabilities and contingent liabilities at their fair values, at acquisition date, irrespective of the extent of any minority interest.

PFRS 3 also requires goodwill in a business combination to be recognized by an acquirer as an asset from the acquisition date, initially measured as the excess of the cost of the business combination over the acquirer’s interest in the net fair value of the acquiree’s identifiable assets and liabilities. Further, the amortization of goodwill acquired in a business combination is prohibited; instead, goodwill is to be tested annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired.

Moreover, the useful lives of intangible assets are assessed at the individual asset level as having either a finite or indefinite life. Where an intangible asset has a finite life, it will be amortized over its useful life. Amortization periods and methods for intangible assets with finite useful lives are reviewed annually or earlier where an indicator of impairment exists. Intangibles assessed as having indefinite useful lives are not amortized, as there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the PLDT Group. However, intangibles with indefinite useful lives are reviewed annually to ensure that their carrying values do not exceed the recoverable amounts regardless of any impairment indicators present.

Our adoption of this standard decreased our consolidated net income by Php26 million for the six months ended June 30, 2004.

PFRS 5, “Noncurrent Assets Held-for-Sale and Discontinued Operations”. Under the superseded SFAS 35/IAS 35, “Discontinuing Operations”, we would have previously recognized a discontinued operation at the earlier of when (a) we enter into a binding agreement; and (b) the Board of Directors have approved and announced a formal disposal plan. PFRS 5 now requires an operation to be classified as discontinued when the criteria to be classified as held-for-sale have been met or we have disposed of the operation.

In addition to these standards referred to above, we have adopted the following standards during the period and comparative figures have been amended as required:

•         PAS 1 – “Presentation of Financial Statements”;

•         PAS 2 – “Inventories”;

•         PAS 8 – “Accounting Policies, Changes in Accounting Estimates and Errors”;

•         PAS 10 – “Events After the Balance Sheet Date”;

•         PAS 24 – “Related Party Disclosures”;

•         PAS 28 – “Investments in Associates”;

•         PAS 31 – “Interests in Joint Ventures”; and

•         PAS 33 – “Earnings Per Share”.

Following additional guidelines from PAS 16, “Property, Plant and Equipment”, we have recognized the initial settlement of the net present value of legal and constructive obligations associated with the retirement of a tangible long-lived asset that resulted from the acquisition, construction or development and the normal operation of a long-lived asset in the period in which it is incurred. The asset retirement obligations were recognized in the period in which they are incurred if a reasonable estimate of fair values can be made. The related asset retirement costs are capitalized as part of the carrying amount of the corresponding property, plant and equipment which are being depreciated on a straight-line basis over the useful lives of the related assets or the contract periods, whichever is lower.

We are legally required under various lease agreements to dismantle the installations and restore the leased sites to their original state at the end of the lease contract term. Our adoption of certain provisions of this standard reduced our consolidated net income by Php50 million (Php34 million after tax effect) for the six months ended June 30, 2004.

Adoption of the above standards involved changes in accounting policies and we have accordingly restated our comparative unaudited consolidated financial statements retroactively in accordance with the transitional provisions in these standards. Reconciliation of the effects of these new standards, as they apply to us, on our net income for the six months ended June 30, 2004 is set out below.

(in millions, except per share amounts)
Net income, as previously reported	Php12,008
PAS 16 – Property, Plant and Equipment	(34)
PAS 17 – Leases	1
PAS 19 – Employee Benefits	(15)
PAS 21 – The Effects of Changes in Foreign Exchange Rates	1,226
PAS 27 – Consolidated and Separate Financial Statements	840
PAS 32 – Financial Instruments: Disclosure and Presentation	(647)
PAS 39 – Financial Instruments: Recognition and Measurement	(830)
PAS 40 – Investment Property	(7)
PFRS 2 – Share-Based Payment	(93)
PFRS 3 – Business Combinations, PAS 36 – Impairment of Assets and PAS 38 – Intangible Assets	(26)
Net income, as restated	Php12,423

Earnings per common share, as previously reported	Php65.62
Earnings per share impact of restated items:
PAS 16 – Property, Plant and Equipment	(0.20)
PAS 17 – Leases	0.01
PAS 19 – Employee Benefits	(0.09)
PAS 21 – The Effects of Changes in Foreign Exchange Rates	7.17
PAS 27 – Consolidated and Separate Financial Statements	4.95
PAS 32 – Financial Instruments: Disclosure and Presentation	(3.04)
PAS 39 – Financial Instruments: Recognition and Measurement	(4.90)
PAS 40 – Investment Property	(0.04)
PFRS 2 – Share-Based Payment	(0.55)
PFRS 3 – Business Combinations, PAS 36 – Impairment of Assets and PAS 38 – Intangible Assets	(0.15)
Earnings per common share, as restated	Php68.78

We fully adopted PAS 16 in 2005, which requires us to determine the depreciation charge separately for each significant part of an item of property, plant and equipment. Consequently, we changed the estimated useful lives of certain components of our property, plant and equipment and we recognized the effect of the change in accounting estimate prospectively, in accordance with PAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”. Our full adoption of this standard reduced our consolidated net income by Php698 million (Php475 million after tax effect) for the six months ended June 30, 2005.

Basis of Consolidation

Our unaudited consolidated financial statements include the financial statements of PLDT and those of the following subsidiaries (collectively, the PLDT Group), which were all incorporated in the Philippines except for PLDT Global Corporation, which was incorporated in the British Virgin Islands.

Name of Subsidiary	Principal Activity	Percentage of Ownership

Wireless
Smart and subsidiaries	Cellular mobile services	100.0
Piltel and subsidiaries	Cellular mobile and telecommunications services	92.1
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Satellite phone services	100.0
Telesat, Inc., or Telesat	Satellite communications services	94.4
Mabuhay Satellite Corporation, or Mabuhay Satellite	Satellite communications services	67.0

Fixed Line
PLDT Clark Telecom, Inc., or Clark Telecom	Telecommunications services	100.0
Subic Telecommunications Company, Inc., or Subic Telecom	Telecommunications services	100.0
PLDT Global Corporation, or PLDT Global, and subsidiaries	Telecommunications services	100.0
Smart-NTT Multimedia, Inc., or SNMI	Data and network services	100.0
PLDT-Maratel, Inc., or Maratel	Telecommunications services	97.5
Bonifacio Communications Corporation, or BCC	Telecommunications, infrastructure and related value-added services	75.0

Information and Communications Technology
ePLDT, Inc., or ePLDT, and subsidiaries	Information and communications infrastructure for internet-based services, e-commerce, call centers and IT-related services	100.0

Subsidiaries are consolidated from the date when control is transferred to the PLDT Group and cease to be consolidated from the date when control is transferred out of the PLDT Group.

We prepare our unaudited consolidated financial statements using uniform accounting policies for like transactions and other events with similar circumstances. Intercompany balances and transactions, including intercompany profits and unrealized profits and losses, are eliminated.

Minority interests represent the equity interests in Telesat, Mabuhay Satellite, Maratel, BCC, Digital Paradise, Inc., or Digital Paradise, Digipar Thailand Ltd., netGames, Inc., or netGames, and Infocom Technologies, Inc. not held by the PLDT Group.

Changes in Piltel’s Shareholding

To integrate the PLDT Group’s wireless holdings, on July 2, 2004, Smart entered into a Sale and Purchase Agreement with PLDT to acquire PLDT’s 59.3 million shares of Piltel Series K Class I Convertible Preferred Stock for a purchase price of Php2,066 million. The payment was settled through an offset of amounts owed to Smart by PLDT arising from interconnection charges. On July 9, 2004 and December 28, 2004, Smart converted a total of 4.8 million and 54.5 million shares, respectively, of Piltel Series K Class I Convertible Preferred Stock into 10,080 million shares of common stock of Piltel, equivalent to 85.6% of the resulting total outstanding shares of common stock after such conversion. On April 25, 2005, PLDT and Smart entered into a subscription and assignment agreement covering the transfer and assignment to Smart of 767 million shares of Piltel common stock owned by PLDT. As a result, Smart now owns 92.1% of the total outstanding common stock of Piltel, thereby consolidating the PLDT Group’s wireless business under Smart. Transactions of entities under common control were accounted for at historical cost.

ePLDT Investments in ePLDT Ventus, Inc., or Ventus, and netGames

In the second half of 2004, ePLDT made investments in Ventus and netGames, which are newly incorporated companies.

Ventus is a wholly-owned call center subsidiary of ePLDT which was incorporated and registered with the Securities and Exchange Commission, or SEC, on October 5, 2004. ePLDT subscribed to 100 million shares at a total par value of Php100 million. Ventus which owns a 400-seat call center facility located in Iloilo province and commenced commercial operations in March 2005. Ventus will be expanding in Metro Manila with a 270-seat call center facility in Makati and a 640-seat call center facility in Ortigas, Pasig City to accommodate current and new client requirements. These facilities are expected to be completed by October 2005 and January 2006, respectively.

As at June 30, 2005, ePLDT owns 60% of netGames, a publisher for Massively Multi-player Online Game in the Philippines. netGames is the Philippine licensee of Khan Online, the country’s first full 3D online game. netGames was incorporated on June 21, 2004 and commenced full commercial operations in February 2005. ePLDT sold 3% of its share in netGames in April 2005. In June 2005, ePLDT made an additional capital infusion amounting to Php11 million to netGames.

Acquisition of Meridian Telekoms, Inc. or Meridian

On July 5, 2004, Smart entered into a sale and purchase agreement, as amended and supplemented on August 11, 2004, to acquire 100% of Meridian, a company primarily engaged in providing wireless broadband and data services to small and medium-scale enterprises in the Philippines, for a total consideration of US$45 million. Payments of US$11 million and US$7 million for an equity interest of 40% in Meridian were made in 2004 and payments of US$4 million for an additional equity interest of 9% was made in January 2005. The balance of US$23 million is payable on or before December 31, 2005 in respect of the remaining 51% equity interest in Meridian. The acquisition aims to strengthen Smart’s position in the wireless data segment and is in line with Smart’s overall strategy of providing the widest range of innovative wireless services. As at June 30, 2005, the net cash outflow on acquisition was Php1,285 million, representing cash payments of Php1,242 million, cash acquired from Meridian of Php4 million and cost directly related to business combination of Php51 million.

Investments in Associates

Investments in associates in which we exercise significant influence and which are neither a subsidiary nor a joint venture of the PLDT Group are accounted for under the equity method of accounting. Under the equity method, our investments in associates are carried in the consolidated balance sheets at cost plus post-acquisition changes in our share in net assets of the investees, less impairment in value, if any. The consolidated statements of income reflect our share of the results of operations of the associates. Where there has been a change recognized directly in the associates’ equity, we recognize our share of any changes and disclose this, when applicable in the consolidated statements of changes in equity.

Foreign Currency Translation

The functional and presentation currency of the PLDT Group (except for Mabuhay Satellite) is the Philippine peso. Transactions in foreign currencies are initially recorded in the functional currency rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. All differences are taken to the consolidated statements of income except for foreign exchange losses that qualified as capitalizable borrowing costs during construction period. For income tax purposes, exchange gains or losses are treated as taxable income or deductible expenses in the period such are realized.

The functional currency of Mabuhay Satellite is U.S. dollars. As at the reporting date, the assets and liabilities of this subsidiary are translated into the presentation currency of the PLDT Group at the rate of exchange ruling at the balance sheet date and, its income and expenses are translated at the weighted average exchange rate for the period. The exchange differences arising on retranslation are taken directly to a separate component of equity as cumulative translation adjustments. On disposal of this subsidiary, the deferred cumulative amount of translation adjustments recognized in equity relating to this particular subsidiary shall be recognized in the consolidated statements of income.

Property, Plant and Equipment

Property, plant and equipment, except for land, are stated at cost less accumulated depreciation and amortization and any impairment in value. Land is stated at cost less any impairment in value.

The initial cost of property, plant and equipment comprises its purchase price and any costs directly attributable in bringing the asset to its working condition and location for its intended use. Expenditures incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as additional costs of property, plant and equipment. Cost also includes asset retirement obligation, interest on borrowed funds used during the construction period and qualified borrowing costs from foreign exchange losses related to foreign currency-denominated liabilities used to acquire such assets. When assets are sold or retired, their costs and accumulated depreciation, amortization and impairment losses, if any, are eliminated from the accounts and any gain or loss resulting from their disposal is included in the consolidated statement of income of such period.

Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives of the assets:

Estimated Useful Lives

Buildings	25 years
Cable and wire facilities	20 – 25 years
Central office equipment	15 – 20 years
Information origination and termination equipment	5 – 15 years
Communications satellite	15 years
Vehicles and other work equipment	3 – 10 years
Furniture	3 – 10 years
Cellular facilities	10 years
Land improvements	10 years

The useful lives and depreciation and amortization method are reviewed periodically to ensure that the periods and method of depreciation and amortization are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Property under construction is stated at cost. This includes cost of construction, plant and equipment and other direct costs. Property under construction is not depreciated until such time that the relevant assets are completed and put into operational use.

Borrowing Costs

Borrowing costs are generally expensed as incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities for use are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are ready for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recognized. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, as well as exchange differences arising from foreign currency borrowings used to finance these projects to the extent that they are regarded as an adjustment to interest cost. Borrowing costs are treated as deductible expenses for income tax reporting purposes in the period they are incurred.

Asset Retirement Obligations

The net present value of legal obligations associated with the retirement of an item of property, plant and equipment that resulted from the acquisition, construction or development and the normal operation of property, plant and equipment is recognized in the period in which it is incurred.

Investment Properties

Initially, investment properties are measured at cost including transaction costs. Subsequent to initial recognition, investment properties are stated at fair value. Gains or losses arising from changes in the fair values of investment properties are included in the consolidated statements of income in the period in which they arise.

Investment properties are derecognized when they have either been disposed of or when the investment property is permanently withdrawn from use and no future benefit is expected from its disposal. Any gains and losses on the derecognition of an investment property are recognized in the consolidated statement of income in the period of derecognition.

Goodwill

Goodwill is initially measured at cost being the excess of the acquisition cost over the fair value of identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Upon adoption of PFRS 3, goodwill is no longer amortized. Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

As at acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination’s synergies. Impairment is determined by assessing the recoverable amount of the cash-generating unit, to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized. Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in such circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Intangible Assets

Intangible assets acquired separately are capitalized at cost while those acquired arising from business combinations are initially recognized at fair value as at the date of acquisition. Subsequently, intangible assets are measured at cost. The useful lives of intangible assets are now assessed at the individual asset level as having either a finite or indefinite life. Where an intangible asset has a finite life, it is amortized over its useful life. Periods and method of amortization for intangible assets with finite useful lives are reviewed annually or earlier where an indicator of impairment exists. Intangible assets assessed as having indefinite useful lives are not amortized, as there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the Group. However, intangibles with indefinite useful lives are reviewed annually to ensure the carrying value does not exceed the recoverable amount regardless of whether an indicator of impairment is present.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statements of income when the asset is derecognized.

Intangible assets created within the business are not capitalized and expenditure is charged against profits in the period in which the expenditure is incurred.

Asset Impairment

Property, plant and equipment, investments, goodwill and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized in the consolidated statements of income. The recoverable amount is the higher of an asset’s net selling price or value in use. The net selling price is the amount obtainable from the sale of an asset in an arm’s–length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset or from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash-generating unit to which the asset belongs. Reversal of impairment losses recognized in prior periods is recorded when there is an indication that the impairment losses recognized for the asset no longer exist or have decreased. The reversal is recorded as income. However, the increased carrying amount of an asset due to a reversal of an impairment loss is recognized to the extent it does not exceed the carrying amount that would have been determined had the impairment loss not been recognized for that asset in prior periods.

Cash and Cash Equivalents

Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from the date of acquisition and that are subject to an insignificant risk of change in value.

Accounts Receivable

Accounts receivable are stated at face value, net of allowance for doubtful accounts.

Allowance for Doubtful Accounts

We estimate the allowance for doubtful accounts related to our trade receivables based on two methods. The amounts calculated using each of these methods are combined to determine the total amount we reserve. First, we evaluate specific accounts where we have information that certain customers are unable to meet their financial obligations. In these cases, we use judgment, based on the best available facts and circumstances, including but not limited to, the length of our relationship with the customer and the customer’s current credit status based on third party credit reports and known market factors, to record specific reserves for customers against amounts due to reduce our receivable amounts that we expect to collect. These specific reserves are re-evaluated and adjusted as additional information received affects the amounts estimated. Second, a provision is established as a certain percentage of age of status of receivables. This percentage is based on a collective assessment of historical collection, write-off, experience and changes in our customer payment terms. Full allowance is provided for receivables from permanently disconnected subscribers. Partial allowance is provided for active subscribers and carriers based on the age status of receivables.

Inventories and Supplies

Inventories and supplies which include, among others, cellular phone units, materials, spare parts, terminal units and accessories, are valued at the lower of cost or net realizable value.

Cost is determined using the moving average method. Net realizable value is the current replacement cost.

Financial Assets and Liabilities

We recognize a financial asset or a financial liability in our consolidated balance sheets when we become a party to the contractual provisions of the instrument and derecognize a financial asset when we no longer control the contractual rights to the cash flows that comprise the financial instrument which is normally the case when the instrument is sold, or all the cash flows attributable to the instrument have already expired or are passed through to an independent third party. A financial liability (or a part of a financial liability) is derecognized when the obligation is extinguished. In the case of a regular way purchase or sale of financial assets, recognition and derecognition, as applicable, are done using settlement date accounting.

Financial assets or financial liabilities are recognized initially at fair value. Transaction costs are included in the initial measurement of all financial assets and liabilities, except for financial instruments measured at fair value through profit and loss. Fair value is determined by reference to the transaction price or other market prices. If such market prices are not reliably determinable, the fair value of the consideration is estimated as the sum of all future cash payments or receipts, discounted using the prevailing market rates of interest for similar instruments with similar maturities.

After initial recognition, the following financial assets and liabilities are measured at amortized cost using the effective interest rate method: (a) loans and receivables; (b) held-to-maturity investments;
and (c) financial liabilities other than liabilities measured at fair values through profit and loss.

Investments in unquoted equity securities and derivatives linked thereon are measured at cost.

Amortizations of discounts and premiums are taken directly to net profit or loss for the period. Changes in the fair value of financial assets and liabilities measured at fair value of (a) all derivatives (except for those eligible for hedge accounting); (b) other items intended to be actively traded; and (c) any item designated as held “at fair value through profit and loss” at origination, are taken directly to net profit or loss for the period. Changes in the fair value of available-for-sale securities are recognized in equity, except for the foreign exchange fluctuations on available-for-sale debt securities and the interest component which is taken directly to net profit or loss for the period based on the asset’s effective yield.

Financial assets and liabilities include financial instruments which may be a primary instrument, such as receivables, payables and equity securities, or a derivative instrument, such as financial options, futures and forwards, interest rate swaps and currency swaps.

Financial instruments are classified as a financial liability, or a financial asset or an equity in accordance with the substance of the contractual arrangement. Financial instruments that contain both liability and equity elements are classified separately as financial liabilities, financial assets or equity instruments. Interest, dividends, gains and losses relating to a financial instrument or a component that is a financial liability, are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity net of any related income tax benefits. Financial instruments are offset when we have a legally enforceable right to offset and we intend to settle either on a net basis or to realize the asset and settle the liability simultaneously.

We use derivative financial instruments such as long-term currency swaps, foreign currency options, interest rate swaps and forward currency contracts to hedge our risks associated with foreign currency and interest rate fluctuations. Such derivative financial instruments are stated at fair value.

Our criteria for a derivative instrument to be classified as a hedge include: (1) the hedge transaction is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, (2) the effectiveness of the hedge can be reliably measured, (3) there is adequate documentation of the hedging relationships at the inception of the hedge, and (4) for cash flow hedges, the forecast transaction that is subject of the hedge must be highly probable and must present an exposure to variations in cash flows that could ultimately affect profit or loss.

For purposes of hedge accounting, hedges are classified as either fair value hedges where they hedge the exposure to changes in the fair value of a recognized asset or liability and firm commitment; or cash flow hedges where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecasted transaction.

In relation to fair value hedges which meet the conditions for special hedge accounting, any gain or loss from re-measuring the hedging instrument at fair value is recognized immediately in the consolidated statements of income. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognized in the consolidated statements of income.

In relation to cash flow hedges, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity and the ineffective portion is recognized in net profit or loss. The gains or losses that are accumulated in equity are transferred to the consolidated statement of income in the same period in which the hedged item affects the net profit or loss.

For derivatives that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to net profit or loss for the period.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecast transaction occurs. If the forecast transaction is no longer expected to occur, any net cumulative gain or loss previously recognized in equity is transferred to net profit or loss for the period.

Provisions

We recognize provisions when we have obligations, legal or constructive, as a result of past events, if it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as an additional provision.

Retirement Benefits

We have funded, noncontributory retirement plans, administered by our respective Fund’s Trustees, covering permanent employees. Retirement costs are actuarially determined using the projected unit credit of accrued benefit valuation method. This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries. Retirement costs include current service cost plus amortization of past service cost, experience adjustments and changes in actuarial assumptions. Past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains and losses are recognized over the expected average remaining working lives of the employees participating in the plan.

Share-Based Payment Transactions

Certain of our employees (including directors) receive remuneration in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (“equity-settled transactions”).

Equity-settled transactions

The cost of equity-settled transactions with employees is measured by reference to the fair value of the stock options at the date at which they are granted. Fair value is determined using an option-pricing model, further details of which are given in Note 21 – Employee Benefits. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of PLDT (“market conditions”).

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“vesting date”). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the number of awards that will ultimately vest, in the opinion of PLDT’s Board of Directors at that date, based on the best available estimate.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, an expense, as a minimum, is recognized as if the terms had not been modified. An expense is recognized for any increase in the value of the transactions as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share, see Note 7 – Earnings Per Common Share.

Cash-settled transactions

Our Long-Term Incentive Plan, or LTIP, grants share appreciation rights, or SARs, to our eligible key executives and advisors. Under the LTIP, we recognize the services we receive from the eligible key executives and advisors, and our liability to pay for those services, as the eligible key executives and advisors render services during the vesting period. We measure our liability, initially and at each reporting date until settled, at the fair value of the SARs, by applying an option valuation model, taking into account the terms and conditions on which the SARs were granted, and the extent to which the eligible key executives and advisors have rendered service to date. We recognize any changes in fair value at each reporting date until settled, in profit and loss for the period.

Leases

Lease obligations having provisions for bargain purchase options, ownership transfer at the end of the lease term, or minimum lease payments, which approximate the fair market value of the property are capitalized. The related obligations are recognized as liabilities. Finance lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability.

A finance lease gives rise to a depreciation expense for the asset as well as a borrowing cost for each period. Finance charges are charged directly to current operations. The depreciation policy for leased assets is consistent with that for depreciable assets that are owned.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased assets and liabilities over the lease term on the same bases as the lease income. Operating lease payments are recognized as an expense in the consolidated statements of income on a straight-line basis over the lease term. For income tax reporting purposes, expenses that should have been incurred under lease agreement are considered as deductible expenses.

Revenue Recognition

Revenues for services are stated at amounts invoiced to customers and exclude value-added tax. We provide wireless communication services, fixed line communication services, and information and communications technology services. We provide such services to mobile, business, residential and payphone customers. Revenues, which exclude value-added tax, represent the value of fixed consideration that have been received or are receivable. Revenues are recognized when there is evidence of an arrangement, collectibility is reasonably assured and the delivery of the product or service has occurred.

Service revenues

Subscriptions

We provide telephone and data communication services under prepaid and postpaid payment arrangements. Revenues include fees for installation and activation are accrued upon subscription.

Air time, traffic and value-added services

Prepaid service revenues collected in advance are deferred and recognized based on the earlier of actual usage or upon expiration of the usage period. Interconnection revenues for call termination, call transit, and network usage are recognized in the period the traffic occurs. Revenues related to local, long distance, network-to-network, roaming and international call connection services are recognized when the call is placed or connection is provided, net of amounts payable to other telecommunication carriers for terminating calls in their territories. Revenues related to products and value-added services are recognized upon delivery of the product or service.

Directory services.

Revenue related to published directory services is recognized on a pro rata basis over the period in which the publication expires, which is generally 12 months. Telephone-based directory service revenue is recognized when the service is provided.

Incentives.

We record insignificant commission expense based on the number of new subscriber connections initiated by certain dealers. All other cash incentives provided to dealers and customers are recorded as a reduction from revenue. Product-based incentives provided to dealers and customers as part of a transaction are accounted for as multiple element arrangements and recognized when earned.

Non-service revenues

Handset and equipment sales

Sales of cellular handsets and communication equipment are recognized upon delivery to the customer.

Others

Interest income from cash deposits is recognized on a time proportion basis taking into account the principal amount outstanding and the effective interest rate.

Income Taxes

Deferred income tax is provided, using the balance sheet liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities and assets are recognized for all taxable temporary differences. Deferred income tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits from excess minimum corporate income tax, or MCIT, and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carryforward of unused tax credits and unused tax losses can be utilized. Deferred income tax, however, is not recognized when it arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

Deferred tax liabilities are not provided on non-taxable temporary differences associated with investments in domestic subsidiaries and associates. With respect to investments in other subsidiaries and associates, deferred tax liabilities are recognized except when the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rate that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rate (and tax laws) that have been enacted or substantively enacted at balance sheet date.

Income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statements of income.

Earnings Per Common Share, or EPS

Basic EPS is calculated by dividing the net income for the period attributable to common shareholders (net income adjusted for dividends on all series of preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares outstanding during the period, after giving retroactive effect to any stock dividend declarations.

Diluted EPS is calculated in the same manner assuming that, at the beginning of the period or at the time of issuance during the period, all outstanding options are exercised and convertible preferred shares are converted to common shares and appropriate adjustments to net income are effected for the related expenses on preferred shares. Outstanding stock options will have a dilutive effect under the treasury stock method only when the average market price of the underlying common share during the period exceeds the exercise price of the option.

Where the effect of the assumed conversion of the preferred shares and the exercise of all outstanding options have an anti-dilutive effect, basic and diluted EPS are stated at the same amount.

If the required dividends to be declared on each series of convertible preferred shares divided by the number of equivalent common shares, assuming such convertible preferred shares are converted to common shares, would decrease the basic EPS, then such convertible preferred shares would be deemed dilutive. As such, the diluted EPS will be calculated by dividing net income attributable to common shareholders (net income, adding back any dividends and/or other charges recognized in the period related to the dilutive convertible preferred shares classified as liability, less dividends on non-dilutive preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average common shares including the common share equivalent arising from the conversion of the dilutive convertible preferred shares.

3. Management’s Use of Estimates

Our unaudited consolidated financial statements prepared in Philippine GAAP require management to make estimates and assumptions that affect amounts reported in our unaudited consolidated financial statements and related notes. In preparing our unaudited consolidated financial statements, we have made our best estimates and judgments of certain amounts, giving due consideration to materiality. We believe the following represent a summary of these significant estimates and judgments and related impact and associated risks in our unaudited consolidated financial statements.

Estimating useful lives of property, plant and equipment

We estimate the useful lives of our property, plant and equipment based on the period over which our assets are expected to be available for use. The estimated useful lives of our property, plant and equipment are reviewed periodically and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of our assets. In addition, our estimation of the useful lives of our property, plant and equipment is based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in our estimates brought about by changes in factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of our property, plant and equipment would increase our recorded operating expenses and decrease our noncurrent assets. Property, plant and equipment amounted to Php190,176 million and Php194,525 million as at June 30, 2005 and December 31, 2004, respectively.

Asset impairment

Philippine GAAP requires that an impairment review be performed when certain impairment indicators are present. In case of goodwill and intangible assets with indefinite life, such assets are subject to yearly impairment test and whenever there is an indication that such asset may be impaired.

Purchase accounting requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair market values of the assets and liabilities purchased, including intangible assets and contingent liabilities. Our business acquisitions have resulted in goodwill. Instead, goodwill is subject to a periodic impairment test.

Determining the fair value of property, plant and equipment, investments and intangible assets, which requires the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets, requires us to make estimates and assumptions that can materially affect our unaudited consolidated financial statements. Future events could cause us to conclude that property, plant and equipment, investments and intangible assets associated with an acquired business is impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

The preparation of the estimated future cash flows involves significant judgment and estimations. While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future additional impairment charges under Philippine GAAP.

Total goodwill and intangible assets as at June 30, 2005 and December 31, 2004 amounted to Php3,727 million and Php3,864 million, respectively.

Investment properties

We have adopted the fair value approach in determining the carrying value of our investment properties. While we have opted to rely on independent appraisers to determine the fair value of our investment properties, such fair value was determined based on recent prices of similar properties, with adjustments to reflect any changes in economic conditions since the date of the transactions that occurred at those prices. The amounts and timing of recorded changes in fair value for any period would differ if we made different judgments and estimates or utilized different basis for determining fair value.

Total investment properties as at June 30, 2005 and December 31, 2004 amounted to Php732 million and Php743 million, respectively.

Deferred tax assets

We review the carrying amounts at each balance sheet date and reduce deferred tax assets to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. However, there is no assurance that we will generate sufficient taxable profit to allow all or part of our deferred tax assets to be utilized.

Unrecognized deferred tax assets as at June 30, 2005 and December 31, 2004 amounted to Php12,416 million and Php13,824 million, respectively.

Financial assets and liabilities

Philippine GAAP requires that we carry certain of our financial assets and liabilities at fair value, which requires extensive use of accounting estimates and judgment. In addition, certain liabilities acquired through debt exchange and restructuring are required to be carried at fair value at the time of the debt exchange and restructuring, see Note 24 – Financial Assets and Liabilities. While significant components of fair value measurement were determined using verifiable objective evidence (i.e., foreign exchange rates, interest rates, volatility rates), the amount of changes in fair value would differ if we utilized different valuation methodology. Any changes in fair value of these financial assets and liabilities would affect directly our profit and loss and equity.

The fair value of financial assets and liabilities as at June 30, 2005 amounted to Php48,479 million and Php170,205 million, respectively.

The fair value of financial assets and liabilities as at December 31, 2004 amounted to Php46,439 million and Php194,613 million, respectively.

Estimating allowance for doubtful accounts

We estimate the allowance for doubtful accounts related to our trade receivables based on two methods. The amounts calculated using each of these methods are combined to determine the total amount we reserve. First, we evaluate specific accounts where we have information that certain customers are unable to meet their financial obligations. In these cases, we use judgment, based on the best available facts and circumstances, including but not limited to, the length of our relationship with the customer and the customer’s current credit status based on third party credit reports and known market factors, to record specific reserves for customers against amounts due to reduce our receivables to amounts that we expect to collect. These specific reserves are re-evaluated and adjusted as additional information received affects the amounts estimated. Second, a general provision is established as a certain percentage of operating revenues based on the aging profile of receivables. This percentage is based on a collective assessment of historical collection, write-off experience, current economic trends, changes in our customer payment terms and other factors that may affect our ability to collect payments. Full allowance is provided for receivables from permanently disconnected subscribers and carriers. Such permanent disconnections generally occur within 105 days from due date. Partial allowance is provided for active subscribers and carriers based on the age status of receivables.

The amounts and timing of recorded expenses for any period would differ if we made different judgments or utilized different estimates. An increase in our allowance for doubtful accounts would increase our recorded operating expenses and decrease our current assets.

Provision for doubtful accounts amounted to Php1,526 million and Php1,875 million for the six months ended June 30, 2005 and 2004, respectively. Trade and other receivables, net of allowance for doubtful accounts, amounted to Php8,457 million and Php10,404 million as at June 30, 2005 and December 31, 2004, respectively.

Revenue recognition

Our revenue recognition policies require us to make use of estimates and assumptions that may affect the reported amounts of our revenues and receivables.

Our agreements with domestic and foreign carriers for inbound and outbound traffic subject to settlements require traffic reconciliations before actual settlement is done, which may not be the actual volume of traffic as measured by us. Initial recognition of revenues are based on our observed traffic adjusted by our normal experience adjustments, which historically are not material in our unaudited consolidated financial statements. Differences between the amounts initially recognized and actual settlements are taken up in the accounts upon reconciliation. However, there is no assurance that such use of estimates may not result to material adjustments in future periods.

Revenues under a multiple element arrangement specifically applicable to our wireless business were split into separately identifiable components and recognized when the related components were delivered in order to reflect the substance of the transaction. The fair value of components was determined using verifiable objective evidence. Revenue for handset sales has been quantified and identified separately using the residual value method from our cellular service revenue.

Pension and other retirement benefits

The determination of our obligation and cost for pension and other retirement benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 21 – Employee Benefits and include among others, discount rates, expected returns on plan assets and rates of compensation increase. In accordance with Philippine GAAP, actual results that differ from our assumptions are accumulated and amortized over future periods and therefore, generally affect our recognized expense and recorded obligation in such future periods. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other retirement obligations.

Unrecognized net actuarial gain as at June 30, 2005 and December 31, 2004 amounted to Php176 million.

Legal Contingencies

We are currently involved in various legal proceedings. Our estimate of the probable costs for the resolution of these claims has been developed in consultation with outside counsel handling our defense in these matters and is based upon an analysis of potential results. We currently do not believe these proceedings will have a material adverse effect on our consolidated financial statements. It is possible, however, that future results of operations could be materially affected by changes in our estimates or in the effectiveness of our strategies relating to these proceedings, see Note 23 – Provisions and Contingencies.

Outstanding provisions to cover these contingencies amounted to Php4,767 million and Php4,548 million as at June 30, 2005 and December 31, 2004, respectively.

4. Segment Information

Operating segments are components of PLDT that engage in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of PLDT), whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. The accounting policies of the reportable segments are the same as those described in Note 2 – Summary of Significant Accounting Policies and Practices.

We have organized our business into three main segments:

•         Wireless — wireless telecommunications services provided through our cellular service providers, Smart and Piltel, and satellite and very small aperture terminal, or VSAT, operators, namely PLDT’s subsidiaries Mabuhay Satellite, ACeS Philippines and Telesat;

•         Fixed Line — fixed line telecommunications services primarily provided through PLDT. We also provide fixed line services through PLDT’s subsidiaries Clark Telecom, Subic Telecom, Maratel, Piltel and BCC which together account for approximately 3% of our consolidated fixed lines in service, and PLDT Global; and

•         Information and Communications Technology — information and communications infrastructure and services for internet applications, internet protocol-based solutions and multimedia content delivery provided by PLDT’s subsidiary ePLDT; call center services provided by ePLDT’s subsidiaries Parlance Systems, Inc., or Parlance, Vocativ Systems, Inc., or Vocativ and Ventus; internet access and gaming services provided by ePLDT’s subsidiaries Infocom Technologies, Inc., Digital Paradise and netGames; and e-commerce and IT-related services provided by other investees of ePLDT, as described in Note 9 – Investments in Associates.

The segment assets and liabilities and results of operations of the segments in 2004 have been restated to reflect the effects of the change in accounting policies.

The segment assets as at June 30, 2005 and December 31, 2004 and results of operations of our reportable segments for the six months ended June 30, 2005 and 2004 reported under Philippine GAAP are as follows:

	Wireless	Fixed Line	Information and Communications Technology	Inter-segment Transactions	Total
	(in millions of pesos)

As at and for the six months ended June 30, 2005 (Unaudited)
Revenues
Service	36,703	24,214	1,328	(2,723)	59,522
Non-service	1,291	–	215	(84)	1,422
Others	57	122	44	(29)	194
Segment revenues	38,051	24,336	1,587	(2,836)	61,138

Result
Income before income tax	17,592	4,850	69	–	22,511
Provision for income tax	4,217	1,471	6	–	5,694
Net income for the period	13,375	3,379	63	–	16,817

Assets
Segment assets	91,611	198,300	4,199	(43,212)	250,898
Deferred income tax assets	557	11,729	5	–	12,291
Total assets	92,168	210,029	4,204	(43,212)	263,189

Other segment information
Capital expenditures	3,577	3,129	306	–	7,012
Depreciation and amortization	4,970	5,704	187	–	10,861
Provisions	437	1,531	–	–	1,968
Interest on loans and related items - net of capitalized interest	898	4,541	14	–	5,453
Interest income	(543)	(193)	(5)	–	(741)

As at December 31, 2004 (Audited) and for the six months ended June 30, 2005 (Unaudited)
Revenues
Service	33,983	24,108	953	(1,203)	57,841
Non-service	4,235	–	161	(85)	4,311
Others	135	107	13	(108)	147
Segment revenues	38,353	24,215	1,127	(1,396)	62,299

Result
Income before income tax	15,298	908	53	–	16,259
Provision for income tax	3,529	284	(2)	–	3,811
Net income for the period	11,769	624	55	–	12,448

Assets
Segment assets	94,623	198,090	3,716	(43,694)	252,735
Deferred income tax assets	8	12,721	9	–	12,738
Total assets	94,631	210,811	3,725	(43,694)	265,473

Other segment information
Capital expenditures	8,827	2,673	75	–	11,575
Depreciation and amortization	5,779	5,000	148	–	10,927
Provisions	608	1,568	–	–	2,176
Interest on loans and related items - net of capitalized interest	852	5,324	25	–	6,201
Interest income	(367)	(98)	(3)	–	(468)

5. Revenues and Expenses

Non-service Revenues

	Six Months Ended June 30,
	2005	2004
	(Unaudited)
	(in million pesos)
Sale of handsets and SIM-packs	1,291	4,235
Point of product sales	131	76
	1,422	4,311

Compensation and Benefits

	Six Months Ended June 30,
	2005	2004
	(Unaudited)
	(in million pesos)
Salaries and benefits	5,455	5,177
Incentive plans (Note 21)	610	269
Pension and other benefits (Note 21)	384	367
Manpower rightsizing program	43	183
	6,492	5,996

Financing Costs

	Six Months Ended June 30,
	2005	2004
	(Unaudited)
	(in million pesos)
Interest on loans and related items	5,656	6,503
Accretion on financial liabilities - net (Notes 2, 17 and 24)	1,437	1,496
Hedge costs (Note 24)	557	567
Dividends on preferred stock subject to mandatory redemption (Note 17)	132	117
Financing charges (Note 7)	74	86
Foreign exchange losses (gains) - net (Notes 17 and 24)	(1,376)	1,397
Loss (gain) on derivative transactions - net (Notes 2 and 24)	(1,187)	505
Interest income	(741)	(468)
Capitalized interest (Notes 2 and 8)	(203)	(302)
	4,349	9,901

Cost of Sales

	Six Months Ended June 30,
	2005	2004
	(Unaudited)
	(in million pesos)
Cost of handsets and SIM-packs sold	3,149	6,478
Cost of satellite air time (Notes 20 and 22)	122	121
	3,271	6,599

Provisions

	Six Months Ended June 30,
	2005	2004
	(Unaudited)
	(in million pesos)
Doubtful accounts (Note 14)	1,526	1,875
Write-down of inventories at net realizable value (Note 15)	325	128
Onerous contracts (Notes 20 and 22)	117	173
	1,968	2,176

Other Expenses

	Six Months Ended June 30,
	2005	2004
	(Unaudited)
	(in million pesos)
Operating expenses	1,507	1,411
Equity in net losses of associates	–	36
Others	233	101
	1,740	1,548

6. Income Taxes

The net components of deferred income tax recognized in the consolidated balance sheets are as follows:

	June 30, 2005 (Unaudited)	December 31, 2004 (Audited)
	(in million pesos)
Net assets	12,291	12,738
Net liabilities	1,955	1,943

The components of net deferred tax assets and liabilities are as follows:

	June 30, 2005 (Unaudited)	December 31, 2004 (Audited)
	(in million pesos)
Net assets
Unrealized foreign exchange losses	9,904	11,214
Allowance for doubtful accounts	5,417	4,068
Unearned revenues	2,883	1,939
Unamortized past service cost	1,036	1,130
Pension and other benefits	899	761
Provisions for unrealized assets	451	453
Derivative instruments	346	595
Accumulated write-down of inventories at net realizable value	330	190
Interest charges capitalized	(4,885)	(4,558)
Foreign exchange differential capitalized	(1,995)	(1,520)
Preferred stock subject to mandatory redemption	(814)	(1,042)
Taxes and duties capitalized	(550)	(582)
Excess of fair value over cost of investment properties	(106)	(106)
Net loss operating carryover, or NOLCO	–	3
Others	(625)	193
	12,291	12,738

Net liabilities
Unearned revenues	545	673
NOLCO	257	1,063
Provisions for unrealizable assets	125	13
Accumulated write-down of inventories at net realizable value	31	203
Gain on debt exchange and restructuring	(1,802)	(2,958)
Intangibles and fair value adjustment on assets acquired	(1,157)	(1,231)
Derivative instruments	(46)	20
Allowance for doubtful accounts	–	798
Foreign exchange differential capitalized	–	(644)
Interest charges capitalized	–	(485)
Unrealized foreign exchange losses	–	432
Others	92	173
	(1,955)	(1,943)

Provision for income tax consists of:

	Six Months Ended June 30,
	2005	2004
	(Unaudited)
	(in million pesos)
Current	5,003	4,230
Deferred	691	(419)
	5,694	3,811

The reconciliation between the provision for income tax at the applicable statutory tax rates and the actual provision for income tax follows:

	Six Months Ended June 30,
	2005	2004
	(Unaudited)
	(in million pesos)
Provision for income tax at statutory tax rate	7,203	5,203
Tax effects of:
Non-deductible expenses	245	557
Income subject to lower tax rate	113	(66)
Equity share in net losses of investees including provision for decline in value of investments in associates	1	10
Net reversal of deferred income tax assets	(1,638)	(172)
Income subject to final tax	(228)	(246)
Income not subject to tax	(2)	(1,475)
Actual provision for income tax	5,694	3,811

Mabuhay Satellite and Subic Telecom are registered as Subic Bay Freeport Enterprises while Clark Telecom is registered as a Clark Special Economic Zone Enterprise under R.A. No. 7227, otherwise known as the Bases Conversion and Development Act of 1992, or the Act. As registrants, Mabuhay Satellite, Subic Telecom and Clark Telecom are entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and special income tax rate of 5% of gross income, as defined in the Act.

On December 22, 2000, the Philippine Board of Investments, or BOI, approved ePLDT’s registration as a new information technology, or IT, service firm in the field of services related to its internet data center on a pioneer status. As such, ePLDT enjoys, among other incentives, a six-year income tax holiday, or ITH, from January 2001.

Parlance is registered with the BOI as a new IT export service firm in the field of customer interaction center on a pioneer status. Under this registration, Parlance shall be entitled to certain tax incentives like ITH for six years starting June 2002. Parlance is required to comply with specific terms and conditions stated in the BOI registration.

iPlus Intelligent Network, Inc., or iPlus, is registered with the BOI as a new IT service firm in the field of application service provider on a pioneer status. Under such registration, iPlus is entitled to a six-year ITH incentive from the actual start of commercial operations until January 1, 2009. Income derived from non-registered activities is subject to a normal income tax rate of 32%.

Vocativ is registered with the PEZA as an Ecozone Export Enterprise to develop and operate a call center business that serves overseas clients by providing customer relationship management services. As a registered enterprise, Vocativ is entitled to certain tax and nontax incentives which include, among others, tax and duty-free importations, exemption from local taxes and ITH for four years from start of commercial operations. After the ITH period, Vocativ is liable for a final tax, in lieu of all taxes after the expiration of its incentives. The final tax is computed at 5% of gross income less allowable deductions as defined under R.A. No. 7916, “The Special Economic Zone Act of 1995,” and shall be paid and remitted in accordance with the amendments contained in R.A. No. 8748, as follows: (a) 3% to the National Government; and (b) 2% which shall be directly remitted by the business establishments to the treasurer’s office of the municipality or city where the enterprise is located.

mySecureSign, Inc., or mSSI, is registered with the BOI as a new IT service firm in the field of services related to public key infrastructure on a pioneer status. Under such registration, mSSI enjoys, among other incentives, a six-year ITH from August 1, 2001 or actual start of commercial operations, whichever comes first. mSSI started commercial operations on January 1, 2002.

Ventus is registered with the BOI as a new IT export service firm in the field of customer interaction center on a pioneer status. Under this registration, Ventus shall be entitled to certain tax incentives such as ITH for six years starting March 2005. In relation to this, Ventus is required to comply with specific terms and conditions stated in the BOI registration.

On May 3, 2001, the BOI awarded Smart pioneer status for its GSM expansion projects entitling it to a three-year ITH which expired on May 2, 2004. The tax incentive was utilized by Smart on the basis of incremental income generated from such expansion projects. In addition, on July 12, 2001, the BOI awarded Smart pioneer status for its payment infrastructure projects, entitling it to enjoy a six-year ITH. In this case, the tax incentive is availed for the entire taxable income of the project. The BOI registration for this project was cancelled effective September 14, 2004, which resulted in the termination of all incentives granted to Smart by virtue of its registration.

Wolfpac Communications, Inc., or Wolfpac, is registered with the BOI as a new operator of service provider applications. Under the terms of its registration, it is entitled to certain tax and non-tax incentives which include, among others, an ITH for four years from February 2004.

Meridian is registered with the BOI as a new operator of telecommunications systems (inter-exchange carrier for data services). Under the terms of its registration, Meridian is entitled to certain tax and non-tax incentives which include, among others, an ITH for six years from February 2001 or the actual start of commercial operations, whichever comes first, and additional deduction for labor expense for the first five years from the date of registration.

Consolidated tax incentives availed for the six months ended June 30, 2005 and 2004 amounted to Php43 million and Php1,554 million, respectively.

Smart’s deferred income tax assets and liabilities as at June 30, 2005 and December 31, 2004 have been recorded to the extent that such deferred tax assets are expected to be utilized against sufficient future taxable profit.

Certain deferred income tax assets have not been recognized as it is not probable that taxable profits will be sufficient against which they can be utilized. The components of deductible temporary differences for which no deferred tax asset is recognized in the consolidated balance sheets are as follows:

	June 30, 2005 (Unaudited)	December 31, 2004 (Audited)
	(in million pesos)
Asset impairment	9,493	10,090
Unrealized foreign exchange losses	1,711	1,938
Allowance for doubtful accounts	755	746
MCIT	383	305
NOLCO	27	29
Unearned revenues on co-location fees	–	470
Provision for other assets	–	133
Unearned revenues on sale of prepaid cards	–	73
Others	47	40
	12,416	13,824

Our consolidated unutilized NOLCO as at June 30, 2005 is detailed as follows:

Year Incurred	Year Expiring	(in million pesos)
2002	2005	775
2003	2006	5
2004	2007	72
		852

Tax benefit		284
Unrecognized deferred income tax assets as at June 30, 2005		(27)
		257

7. Earnings Per Common Share

The following table presents information necessary to calculate the earnings per common share:

	Six Months Ended June 30,
	2005		2004
	Basic	Diluted	Basic	Diluted
	(Unaudited)
	(in million pesos)
Net income	16,785	16,785	12,423	12,423
Dividends on preferred shares	(756)	(24)	(765)	(25)
Dividend on preferred stock subject to mandatory redemption charged to interest expense for the period	–	44	–	41
Accretion of preferred stock subject to mandatory redemption	–	152	–	223
Foreign exchange gain on preferred stock subject to mandatory redemption	–	(474)	–	(32)
Net income applicable to common shares	16,029	16,483	11,658	12,630

	(in thousands, except per share amounts)

Outstanding common shares, beginning	170,214	170,214	169,476	169,476
Effect of issuance of common shares during the period	318	318	28	28
Weighted average number of shares under ESOP during the period	–	66	–	49
Common shares equivalent of preferred shares deemed dilutive:
Preferred Stock Series A to FF (Note 16)	–	3,218	–	4,432
Global Depositary Stock Series III (Note 16)	–	7,908	–	7,907
Preferred Stock Series VII (Note 17)	–	3,842	–	3,842
Weighted average number of common shares, end	170,532	185,566	169,504	185,734
Earnings per common share	Php94.00	Php88.83	Php68.78	Php68.00

Dividends Declared For the Six Months Ended June 30, 2005

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
					(in million pesos)
Preferred Stock Subject to Mandatory Redemption
Series V	March 1, 2005	March 17, 2005	April 15, 2005	Php4.675	10
	June 14, 2005	June 28, 2005	July 15, 2005	4.675	7
Series VI	March 1, 2005	March 17, 2005	April 15, 2005	US$0.09925	26
	June 14, 2005	June 28, 2005	July 15, 2005	0.09925	20
Series VII	March 1, 2005	March 17, 2005	April 15, 2005	JPY10.179725	20
	June 14, 2005	June 28, 2005	July 15, 2005	10.179725	26
Charged to income					109

10% Cumulative Convertible Preferred Stocks
Series DD	January 25, 2005	February 8, 2005	February 28, 2005	Php1.00	3
Series CC	January 25, 2005	February 24, 2005	March 31, 2005	1.00	17
Series A, I, R, W, AA & BB	June 28, 2005	July 28,2005	August 31,2005	1.00	129
					149

Convertible Preferred Stocks
Series III	March 1, 2005	March 17, 2005	April 15, 2005	US$1.029412	260
	June 14, 2005	June 28, 2005	July 15, 2005	1.029412	267
					527

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 25, 2005	February 17, 2005	March 15, 2005	–	12
	May 3, 2005	May 26, 2005	June 15, 2005	–	12
					24

Common stock	March 1, 2005	March 31, 2005	May 12, 2005	Php14.00	2,384
	May 5, 2005	June 3, 2005	July 14, 2005	21.00	3,598
					5,982
Charged to retained earnings					6,682

* Dividends are declared based on total amounts, not per share amounts.

Retained earnings available for cash dividends amounted to Php23,564 million as at June 30, 2005. Reconciliation of consolidated deficit to Parent Company retained earnings is shown below:

(in million pesos)
Deficit in the unaudited consolidated financial statements	(117)
Adjustments relating to:
PAS 27 – Consolidated and Separate Financial Statements	23,567
PAS 36 – Impairment of Assets	(2,025)
PAS 40 – Investment Property	2,139
Retained earnings in the separate financial statements of the Parent Company	23,564

8. Property, Plant and Equipment

This account consists of:

	Cable and wire facilities	Central office equipment	Cellular facilities	Buildings	Vehicles, furniture, and other work equipment	Communications satellite	Information origination/ termination equipment	Land and land improvements	Property under construction	Total
	(in million pesos)
At December 31, 2004 (Audited)
Cost	102,958	76,117	64,092	19,083	28,474	15,709	6,108	2,563	9,972	325,076
Accumulated depreciation, amortization and impairment	(30,091)	(36,126)	(31,080)	(4,911)	(16,859)	(8,907)	(2,151)	(341)	(85)	(130,551)
Net book value	72,867	39,991	33,012	14,172	11,615	6,802	3,957	2,222	9,887	194,525
Six Months Ended June 30, 2005 (Unaudited)
Net book value - beginning	72,867	39,991	33,012	14,172	11,615	6,802	3,957	2,222	9,887	194,525
Additions/Transfers - net	1,339	601	1,756	149	773	573	425	15	1,417	7,048
Disposals/Retirement	(69)	(4)	(149)	(16)	(84)	(54)	(11)	(7)	(144)	(538)
Depreciation and amortization	(1,991)	(2,206)	(2,860)	(1,214)	(1,723)	(437)	(347)	(81)	–	(10,859)
Net book value - end	72,146	38,382	31,759	13,091	10,581	6,884	4,024	2,149	11,160	190,176
At June 30, 2005 (Unaudited)
Cost	104,214	76,711	65,486	19,211	29,069	16,227	6,443	2,571	11,244	331,176
Accumulated depreciation, amortization and impairment	(32,068)	(38,329)	(33,727)	(6,120)	(18,488)	(9,343)	(2,419)	(422)	(84)	(141,000)
Net book value	72,146	38,382	31,759	13,091	10,581	6,884	4,024	2,149	11,160	190,176

Substantially all our telecommunications equipment are purchased from outside the Philippines. Significant source of financing for such purchases are foreign loans requiring repayment in currencies other than Philippine pesos, principally in U.S. dollars (see Note 17 – Interest-bearing Financial Liabilities). Interest, using an average capitalization rate of 8%, and net foreign exchange losses capitalized to property, plant and equipment qualified as borrowing costs for the six months ended
June 30, 2005 and 2004 were as follows:

	Six Months Ended June 30,
	2005	2004
	(Unaudited)
	(in million pesos)
Interest	203	302
Foreign exchange losses (gains)	(156)	55

As at June 30, 2005 and December 31, 2004, the undepreciated capitalized net foreign exchange losses qualified as borrowing costs amounted to Php5,047 million and Php5,528 million, respectively.

For the six months ended June 30, 2005, we recognized additional depreciation of Php578 million with our full adoption of PAS 16, see Note 2 – Summary of Significant Accounting Policies.

In 2004, certain assets with net book values aggregating Php365 million were retired. These assets relate primarily to certain international facility equipment of PLDT Global and Subic Telecom in relation to our strategic direction to functionally integrate our international fixed line business.

Certain property, plant and equipment have been restated to include the following amounts for capitalized leases as at June 30, 2005 and December 31, 2004:

	June 30, 2005 (Unaudited)			December 31, 2004 (Audited)
	Central office equipment	Vehicles, furniture and other network equipment	Total	Central office equipment	Vehicles, furniture and other network equipment	Total
	(in million pesos)
Cost	361	1,030	1,391	361	863	1,224
Less accumulated depreciation	282	577	859	269	410	679
	79	453	532	92	453	545

The following table describes all changes to the asset retirement obligations as at June 30, 2005 and December 31, 2004, respectively:

	June 30, 2005 (Unaudited)	December 31, 2004 (Audited)
	(in million pesos)
Asset retirement obligations at beginning of period	638	395
Additional liability recognized during the period	37	177
Settlement of obligations	(4)	–
Accretion expense	38	66
Asset retirement obligations at end of period (note 18)	709	638

9. Investments in Associates

This account consists of:

	June 30, 2005 (Unaudited)	December 31, 2004 (Audited)
	(in million pesos)
ACeS International Limited, or AIL	1,614	1,614
Mabuhay Space Holdings Limited	1,046	1,077
Stradcom International Holdings, Inc.	616	616
Bayantrade Dotcom, Inc.	97	97
ePDS, Inc.	6	6
Airborne Access Corporation	2	2
	3,381	3,412
Less accumulated impairment and equity in net losses of associates	3,369	3,404
Total cost and accumulated impairment and equity in net losses of associates	12	8

Investment of ACeS Philippines in AIL

As at June 30, 2005, ACeS Philippines has a 20% investment in AIL, a company incorporated under the laws of Bermuda. AIL owns the Garuda I Satellite and the related system control equipment in Batam, Indonesia.

In December 1998, AIL and its 95% owned subsidiary, PT Asia Cellular Satellite, entered into an Amended and Restated Credit Agreement, or Amended Agreement, to amend the original Credit Agreement entered into by PT Asia Cellular Satellite and its bank creditors in 1997. Under the Amended Agreement, AIL has, among others, assigned to the banks as collateral all of its tangible properties, including the Garuda I Satellite, the system control facilities and system control equipment. On September 30, 2002, PT Asia Cellular Satellite, AIL, as guarantor, P.T. Bank Internasional Indonesia, as security agent, and various banks signed the Rescheduling Agreement, which amended the terms of the Amended and Restated Credit Agreement dated December 29, 1998, moving the principal repayment dates to agreed periods with the final maturity date on January 31, 2012, see Note 20 – Related Party Transactions.

AIL has incurred recurring significant operating losses, negative operating cash flows, and significant levels of debt. The financial condition of AIL was partly due to the National Service Providers’, or NSPs, inability to generate the amount of revenues originally expected as the growth in subscriber numbers have been significantly lower than budgeted. These factors raise substantial doubt about AIL’s ability to continue as a going concern. On this basis, we recognized an impairment provision in respect of our investment in AIL amounting to Php1,614 million in 2003.

Investment of Mabuhay Satellite in Mabuhay Satellite Space Holdings Limited, or MSHL

In 1996, Mabuhay Satellite entered into a Joint Venture Agreement, or JVA, with Space Systems/Loral Inc., or SS/L, to form MSHL for the purpose of providing high-power Ku-Band satellite transmission services using the payload which was added by SS/L aboard Agila II. Under the terms of the JVA, SS/L is required to convey title to the additional payload service to MSHL in consideration for SS/L’s 35% equity interest in MSHL and Mabuhay Satellite is required to pay SS/L US$19 million for a 65% equity interest in MSHL.

In 2000, SS/L filed a Notice of Default and Termination against Mabuhay Satellite arising from the latter’s alleged failure to amicably resolve its unpaid obligation to SS/L under the JVA. In 2002, the arbitration panel handed down its decision and provided for payment by Mabuhay Satellite to SS/L of the principal amount of US$10 million plus accrued interest at 9% per annum. On June 30, 2003, Mabuhay Satellite and SS/L concluded a US$15 million settlement agreement under which Mabuhay Satellite leased two transponders under a transponder agreement on a life-term basis to SS/L and had offset the lease charges due from SS/L and its receivables from Loral Skynet Network Services, Inc. (formerly known as the Loral Cyberstar, Inc.), among others, for a full and final settlement of the arbitration decision. The agreement was subsequently approved by Mabuhay Satellite’s creditors in March 2004.

In accordance with the settlement agreement, Mabuhay Satellite and SS/L shall proceed to dissolve the joint venture under a separate agreement, for which each of the parties shall receive title over such number of transponders owned by the joint venture in proportion to their respective interests. On the basis of the joint venture dissolution, we recognized an impairment provision in respect of our investment in MSHL of Php423 million in 2004.

Investment in Stradcom International Holdings, Inc., or SIHI

ePLDT has 22.5% interest in convertible securities of SIHI, the parent company of Stradcom Corporation, which has an existing concession agreement with the Philippine Government for the modernization of the Philippine Land Transportation Office, including the computerization of driver’s license issuance, vehicle registration and traffic adjudication systems. SIHI has been incurring losses from the start of operations due to Stradcom Corporation’s continuous losses and consistent excess of current liabilities over current assets. On this basis, we recognized an impairment provision in respect of our investment in SIHI of Php616 million in 2004.

Investment in BayanTrade Dotcom, Inc., or BayanTrade

BayanTrade was incorporated and registered with the SEC on August 8, 2000 to provide: (a) business-to-business electronic purchasing marketplace to link buyers and suppliers of good services over the Internet; (b) electronic catalogue purchasing facilities over the Internet to buyers and suppliers; (c) link-up with similar horizontal markets and vertical markets across the Asia-Pacific Region and the world; and (d) such facilitating services incidental to the business. BayanTrade is an e-procurement joint venture established together with six of the Philippines’ leading conglomerates. ePLDT’s initial shareholding in BayanTrade was originally 20.5%, which was subsequently diluted to 19.17% in August 2004 due to an equity call to which ePLDT did not subscribe.

Investment in ePDS, Inc., or ePDs

On June 30, 2003, ePLDT signed a Joint Venture Agreement with DataPost Pte Ltd., or DataPost, a subsidiary of Singapore Post, and G3 Worldwide ASPAC, or Spring, pursuant to which the parties formed ePDS, a bills printing company which will do laser printing and enveloping services for statements, bills and invoices, and other value-added services to companies in the Philippines. ePLDT has a 50% interest in ePDS, while DataPost has a 30% interest. Spring, the largest international mail services provider, owns the remaining 20%. ePDS has an initial paid-up capital of Php11 million.

Investment in Airborne Access Corporation, or Airborne Access

On August 31, 2003, ePLDT signed a Memorandum of Agreement with Airborne Access to acquire a 20% interest at a purchase price of Php2 million. Airborne Access, a pioneering wireless internet service provider, caters primarily to mobile professionals by delivering wireless internet access to its subsidiaries through more than 44 hotspots throughout Metro Manila. In December 2004, ePLDT has recognized full provision in respect of its investment in Airborne Access due to its continuous losses which exceeded its paid-up capital.

10. Investment Properties

	June 30, 2005 (Unaudited)	December 31, 2004 (Audited)
	(in million pesos)
Balance at beginning of period	743	761
Additions (subsequent expenditures)	–	3
Disposal	(11)	–
Net loss from fair value adjustment	–	(21)
Balance at end of period	732	743

Investment properties are stated at fair values, which have been determined based on latest valuations performed by an independent firm of appraisers. The valuation undertaken was based on an open market value, supported by market evidence in which assets could be exchanged between a knowledgeable willing buyer and a knowledgeable willing seller in an arm’s-length transaction at the date of valuation, in accordance with international valuation standards.

11. Goodwill and Intangible Assets

This account includes intangible assets – technology application arising from the acquisition of Wolfpac and intangible assets – franchise arising from acquisition of Meridian.

Movements in the goodwill and intangible assets during the periods are as follows:

	June 30, 2005 (Unaudited)			December 31, 2004 (Audited)
	Goodwill	Intangible assets	Total	Goodwill	Intangible assets	Total
	(in million pesos)
Cost:
Balance at beginning of period	528	3,955	4,483	498	317	815
Additions	–	15	15	30	3,638	3,668
Balance at end of period	528	3,970	4,498	528	3,955	4,483

Accumulated amortization and impairment:
Balance at beginning of period	(438)	(181)	(619)	(438)	(5)	(443)
Additions	–	(152)	(152)	–	(176)	(176)
Balance at end of period	(438)	(333)	(771)	(438)	(181)	(619)
Net balance	90	3,637	3,727	90	3,774	3,864

12. Notes Receivable

Investment of ePLDT in Debt Securities of Technology Support Services, Inc., or TSSI (formerly First Advance Multi-Media Entertainment Corp., or FAME)

On June 1, 2004, ePLDT and TSSI entered an agreement whereby ePLDT would grant a seven-year non-interest bearing loan to TSSI amounting to US$3.1 million. At the option of ePLDT, the loan is convertible into 20% of the total outstanding capital stock of TSSI at any time during the life of the outstanding loan.

On August 20, 2004, FAME changed its corporate name into TSSI.

On September 14, 2004, ePLDT entered into a second agreement with TSSI whereby ePLDT would grant another seven-year non-interest bearing loan to TSSI amounting to US$3.1 million. At the option of ePLDT, the loan is convertible into another 20% of the outstanding capital stock of TSSI at any time during the life of the outstanding loan. As at December 31, 2004, aggregate loans of ePLDT to TSSI amounted to US$5.1 million. The remaining balance of the loans of US$1.1 million was released to TSSI in February 2005.

ePLDT has not yet converted its investment in debt securities to TSSI’s shares of stock as at June 30, 2005. TSSI is a systems integrator for the internet and mobile telephone gaming project.

The fair value of the debt instrument was computed as the present value of estimated future cash flows. The cost of the instrument approximates the fair value computed as at June 30, 2005.

13. Cash and Cash Equivalents

This account consists of:

	June 30, 2005 (Unaudited)	December 31, 2004 (Audited)
	(in million pesos)
Cash on hand and in banks	2,241	4,750
Temporary investments	33,388	22,571
	35,629	27,321

Cash in banks earns interest at prevailing bank deposit rates. Temporary investments are made for varying periods of up to two months depending on our immediate cash requirements, and earn interest at the prevailing short-term deposit rates. Due to the short-term nature of such transactions, the carrying value approximates the fair value of our temporary investments.

14. Trade and Other Receivables

This account consists of receivables from:

	June 30, 2005 (Unaudited)	December 31, 2004 (Audited)
	(in million pesos)
Customers and carriers	26,729	27,280
Others (Notes 20, 22 and 23)	1,290	1,192
	28,019	28,472
Less allowance for doubtful accounts	19,562	18,068
	8,457	10,404

Receivables from carriers represent receivables arising from interconnection agreements with other telecommunications carriers. The aforementioned receivable balances are shown net of related payables to the same telecommunications carriers because an established right of offset exists.

On October 10, 2002, PLDT entered into a Receivables Purchase Deed, or RPD, with a foreign financial institution, or the Purchaser, under which PLDT agreed (1) to sell its receivables from certain eligible foreign carriers for an advance payment of US$50 million, of which, US$23 million remains outstanding as at June 30, 2005, and (2) to service, administer and collect the receivables on behalf of the Purchaser. Under the RPD, the Purchaser has no recourse against PLDT should an eligible carrier fail or refuse to settle the assigned/purchased receivables, except when PLDT commits a breach of its representations and warranties under the RPD.

Sale of receivables under the RPD amounted to US$6 million (Php338 million) and US$5 million (Php297 million) for the six months ended June 30, 2005 and 2004, respectively. Loss on sale of receivables under the RPD amounted to US$0.67 million (Php38 million) and US$0.65 million (Php37 million) for the six months ended June 30, 2005 and 2004, respectively.

15. Inventories and Supplies

This account consists of:

	June 30, 2005 (Unaudited)	December 31, 2004 (Audited)
	(in million pesos)
Terminal and cellular phone units:
At net realizable value	665	1,357
At cost	1,183	1,895
Spare parts and supplies:
At net realizable value	443	389
At cost	1,034	985
Others (At cost)	1,147	394
	2,255	2,140

16. Equity

The movement of PLDT’s capital account follows:

	Preferred Stock – Php10 par value
	Series A to FF	III	IV			Common Stock –Php5 par value
	No. of Shares			Total Preferred Stock	Amount	No. of Shares	Amount
	(in million shares and pesos)
Authorized				823	Php8,230	234	Php1,170
Outstanding
Balance at January 1, 2004	410	5	36	451	Php4,505	169	Php847
Issuance	1	–	–	1	9	–	2
Conversion	(2)	–	–	(2)	(17)	1	2
Balance at December 31, 2004 (Audited)	409	5	36	450	Php4,497	170	Php851

Balance at January 1, 2005	409	5	36	450	Php4,497	170	Php851
Issuance	–	–	–	–	1	–	1
Conversion	(1)	–	–	(1)	(11)	1	5
Balance at June 30, 20 05 (Unaudited)	408	5	36	449	Php4,487	171	Php857

Preferred Stock

The preferred stock is non-voting, except as specifically provided by law, and is preferred as to liquidation.

The Series A to FF 10% Cumulative Convertible Preferred Stocks earn cumulative dividends at an annual rate of 10%. After the lapse of one (1) year from the last day of the year of issuance of a particular series of 10% Cumulative Convertible Preferred Stock, any holder of such series may convert all or any of the shares of 10% Cumulative Convertible Preferred Stock held by him into fully paid and non-assessable shares of Common Stock of PLDT, at a conversion price equivalent to 10% below the average of the high and low daily sales price of a share of Common Stock on the PSE, or if there shall have been no such sales on the PSE on any day, the average of the bid and the asked prices of a share of Common Stock of PLDT at the end of such day on such Exchange, in each such case averaged over a period of 30 consecutive trading days prior to the conversion date, but in no case shall the conversion price be less than the price set by the Board of Directors which, as at December 31, 2004, was Php5.00 per share. The number of shares of Common Stock issuable at any time upon conversion of one share of subscriber investment plan, or SIP. Cumulative Convertible Preferred Stock shall be determined by dividing Php10.00 by the then applicable conversion price.

In case the shares of Common Stock at anytime outstanding shall be subdivided into a greater or consolidated into a lesser number of shares, then the minimum conversion price per share of Common Stock shall be proportionately decreased or increased, as the case may be, and in the case of a stock dividend, such price shall be proportionately decreased, provided, however, that in every case the minimum conversion price shall not be less than the par value per share of Common Stock. In the event the relevant effective date for any such subdivision or consolidation of shares or stock dividend occurs during the period of 30 trading days preceding the presentation of any shares of 10% Cumulative Convertible Preferred Stock for conversion, a similar adjustment shall be made in the sales prices applicable to the trading days prior to such effective date utilized in calculating the conversion price of the shares presented for conversion.

In case of any other reclassification or change of outstanding shares of Common Stock, or in case of any consolidation or merger of PLDT with or into another corporation, the Board of Directors shall make such provisions, if any, for adjustment of the minimum conversion price and the sales price utilized in calculating the conversion price as the Board of Directors, in it sole discretion, shall deem appropriate.

At PLDT’s option, the Series A to FF 10% Cumulative Convertible Preferred Stock are redeemable at par value plus accrued dividends five years after the year of issuance.

On January 27, 2004, the Board of Directors designated 1 million shares of serial preferred stock as Series EE 10% Cumulative Convertible Preferred Stock for issuance throughout 2004, wich is an exempt transaction under Section 10.2 of the SRC as confirmed by SEC on March 22, 2004.

On December 9, 2004, the Board of Directors designated 500,000 shares of serial preferred stock as Series FF 10% Cumulative Convertible Preferred Stock for issuance throughout 2005 wherein exemption of these transactions under Section 10.2 of the SRC is still awaiting confirmation from SEC.

The Series III Convertible Preferred Stock earns cumulative dividends at an annual rate of US$3.50 a share payable quarterly, free and clear of Philippine withholding taxes. It is convertible into Common Stock at the option of the holder at any time, at the conversion price of US$29.19 per share of Common Stock (equivalent to a conversion ratio of 1.7129 shares of Common Stock for each share of Series III Convertible Preferred Stock, each share of Series III Convertible Preferred Stock being valued for this purpose at its reference amount of US$50 a share), subject to adjustment in certain events; and are not redeemable. Moreover, PLDT may require the mandatory conversion of some or all of the outstanding shares of Series III Convertible Preferred Stock into shares of common stock at the above conversion price of US$29.19 per share of common stock, if certain conditions are met, including that (i) the average of the closing prices of the ADSs reported on the NYSE on each trading day during the period of 30 days ending on the seventh day prior to the date upon which notice of the date of mandatory conversion is first given is greater than or equal to the conversion price in effect on such seventh day, (ii) there are no dividends in arrears on any shares of the Series III Convertible Preferred Stock, and (iii) PLDT has sufficient distributable reserves to pay the fixed preferential dividends on the shares of Series III Convertible Preferred Stock, calculated down to and including the mandatory conversion date. Upon liquidation of PLDT, holders of the Series III Convertible Preferred Stock will be entitled to receive liquidating distributions equivalent to Php11 per share, plus accrued and unpaid dividends to the date of distribution, subject to the prior rights of creditors.

The Series IV Cumulative Non-Convertible Redeemable Preferred Stock earns cumulative dividends at an annual rate of 13.5% based on the paid-up subscription price. It is redeemable at the option of PLDT at any time one year after subscription and at the actual amount paid for such stock, plus accrued dividends. On February 26, 2002, the Board of Directors called for the payment of a portion of the balance of the subscription price of the Series IV Cumulative Non-Convertible Redeemable Preferred Stock amounting to Php72 million, which was paid on March 5, 2002. On March 22, 2002, PLDT redeemed 60 million shares out of the 360 million subscribed shares of its Series IV Cumulative Non-Convertible Preferred Stock and paid Php72 million, representing the redemption price plus unpaid dividends up to the date of redemption.

The provisions of certain subscription agreements involving preferred stock have an effect on the ability of PLDT to, without written consent, sell certain assets and pay cash dividends unless all dividends for all past quarterly dividend periods have been paid and provision has been made for the currently payable dividends.

17. Interest-bearing Financial Liabilities

This account consists of the following:

	June 30, 2005 (Unaudited)	December 31, 2004 (Audited)
	(in million pesos)
Long-term portion of interest-bearing financial liabilities - net of current portion:
Long-term debt	102,675	121,012
Obligations under capital lease (Note 8)	516	601
Preferred stock subject to mandatory redemption	13,611	14,375
	116,802	135,988

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year	28,880	28,018
Obligations under capital lease maturing within one year (Note 8)	527	425
Notes payable	56	58
	29,463	28,501

Unamortized debt discount, representing debt issuance costs and any difference between the fair value of consideration given or received on initial recognition, included in following financial liabilities are as follows:

	June 30, 2005 (Unaudited)	December 31, 2004 (Audited)
	(in million pesos)
Long-term debt	9,913	10,440
Obligations under capital lease (Note 8)	699	741
Preferred stock subject to mandatory redemption	4,758	6,182
Total unamortized debt discount	15,370	17,363

The following table describes all changes to unamortized debt discount as at June 30, 2005 and December 31, 2004.

	June 30, 2005 (Unaudited)	December 31, 2004 (Audited)
	(in million pesos)
Unamortized debt discount at beginning of period	17,363	16,390
Additions during the period	157	7,765
Accretion during the period charged to financing costs (Note 5)	(1,430)	(3,452)
Revaluations	473	474
Settlement and conversions during the period	(1,193)	(3,814)
Unamortized debt discount at end of period	15,370	17,363

Long-term Debt

Long-term debt consists of:

		June 30, 2005		December 31, 2004
Description	Interest Rates	(Unaudited)		(Audited)
		(in millions)
U.S. Dollar Debt:
Export Credit Agencies-Supported Loans:
Kreditanstalt für Wiederaufbau, or KfW	5.65% - 8.03% and US$ LIBOR + 0.55% - 2.5%	US$306	Php17,201	US$351	Php19,793
Finnish Export Credit or Finnvera	6.36% - 7.75% and US$ LIBOR + 0.5% - 1.425%	136	7,657	159	8,964
Nippon Export and Investment Insurance of Japan, or NEXI	US$ LIBOR +1%	61	3,445	74	4,179
Japan Bank for International Cooperation, or JBIC/Co-financing Banks	6.56% - 7.95% and US$ LIBOR + 0.65% - 1.55%	29	1,627	44	2,459
Others	5.83% - 7.89% and US$ LIBOR + 0.15% - 4.30% and GOVCO’s cost + 0.20%	51	2,872	104	5,871
		583	32,802	732	41,266
Fixed Rate Notes	7.85% - 11.375%	1,176	66,043	1,220	68,795
Term Loans:
Debt Exchange Facility	2.25% and US$ LIBOR + 1%	160	8,976	155	8,721
GSM Network Expansion Facilities	4.49% and US$ LIBOR + 1%-3.25%	110	6,195	125	7,046
Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V., or FMO	US$ LIBOR + 1.95% - 2.05%			51	2,862
Others	5.83% and LIBOR + 0.40% - 3.625%	23	1,295	33	1,863
Restructured Loans	US$ LIBOR + 1%	88	4,917	85	4,815
Satellite Acquisition Loans	US$ LIBOR + 1.75% and 5.6%	65	3,635	72	4,064
		US$2,205	123,863	US$2,473	139,432

Japanese Yen Debt:
JBIC’s Overseas Investment Loan, or OIL	2.125%	JP¥8,364	4,238	JP¥9,760	5,363
Export Credit Agency-Supported Loan – NEXI Supported Loan	JP¥ LIBOR + 1.70%	1,887	956	2,205	1,212
		JP¥10,251	5,194	JP¥11,965	6,575

Philippine Peso Debt:
Peso Fixed Rate Corporate Notes	14% - 15.816%	–	1,575	–	1,675
Term Loans:
JBIC 4 Program	11.18%	–	340	–	680
Secured Term Loans	11% - 24%	–	212	–	305
Restructured Loans	91-day T-Bill + 1%	–	371	–	363
		–	2,498	–	3,023
			131,555		149,030
Less portion maturing within one year			281,880		28,018
Total long-term debt			Php102,675		Php121,012

Note: Amounts presented are net of unamortized debt discount and debt issuance costs.

The scheduled maturities of our outstanding unaudited consolidated long-term debt at nominal values as at June 30, 2005 are as follows:

	U.S. Dollar Loans		JPY Loans		Php Loans	Total
	In U.S. Dollar	In Php	In JPY	In Php	In Php	In Php
	(in millions)
Year
2005(1)	238	13,389	1,709	866	368	14,623
2006	337	18,947	3,418	1,732	847	21,526
2007	443	24,882	3,418	1,732	73	26,687
2008	118	6,630	1,709	866	61	7,557
2009	271	15,219	–	–	52	15,271
2010 and onwards	972	54,590	–	–	1,214	55,804

(1) July 1, 2005 through December 31, 2005.

U.S. Dollar Debt:

Export Credit Agencies-Supported Loans

In order to obtain imported components for our network infrastructure in connection with our expansion and service improvement programs, we obtained loans extended and/or guaranteed by various export credit agencies. These financings account for a significant portion of our indebtedness.

Kreditanstalt für Wiederaufbau, or KfW

KfW, a German state-owned development bank, is PLDT’s largest single creditor. As at June 30, 2005, we owed US$306 million aggregate principal amount of debt to KfW, as follows:

  US$227 million provided under various export credit agency-backed facilities, of which US$117 million was in connection with our expansion and service improvement programs and US$110 million in connection with the US$149 million refinancing facility discussed below; and

  US$79 million provided for the 15% downpayment portion and credit facilities without guarantee/insurance cover from the export credit agencies, of which US$30 million was in connection with the US$149 million refinancing facility discussed in the following paragraphs.

On January 25, 2002, PLDT signed two loan agreements with KfW, which provided PLDT with a US$149 million facility to refinance in part the repayment installments under its existing loans from KfW due from January 2002 to December 2004. The facility is composed of a nine-year loan, inclusive of a three-year disbursement period and a two-year grace period during which no principal is payable. It partly enjoys the guarantee of HERMES, the export credit agency of the Federal Republic of Germany. We have drawn US$140 million (Php7,862 million) under this facility as at June 30, 2005. PLDT waived further disbursements under this refinancing facility effective September 1, 2004. Thus, the undrawn portion of US$9 million was cancelled.

Of the amounts outstanding under these KfW loans, US$38 million of our KfW loans will mature in 2005, US$57 million in 2006, US$78 million in 2007, US$58 million in 2008, US$44 million in 2009 and US$31 million in 2010. Principal amortizations on these loans are generally payable in equal semi-annual installments.

Finnish Export Credit, plc, or Finnvera

As at June 30, 2005, US$139 million aggregate principal amount of Smart’s debts were provided by various banks under export credit agency-backed facilities in connection with Smart’s GSM expansion programs. These facilities are covered by guarantees from Finnvera, the Finnish export credit agency, for 95% of political risk and 50% of commercial risk for GSM Phase 1 to 4 loan facilities and 100% of political and commercial risk for the refinancing facility of GSM Phase 5A and 5B. The US$100 million refinancing facility was obtained on February 11, 2005 in relation to Smart’s GSM Phase 5A and 5B loans which were prepaid last March 1, 2005 with outstanding balances of US$60 million and US$41 million, respectively, at the time of prepayment. This refinancing facility is payable semi-annually over five years starting September 1, 2005 with final repayment due in March 2010. The principal benefit of refinancing the Phase 5 loan was the savings from a lower interest margin on the refinancing facility.

Of the amounts outstanding under these Finnvera guaranteed loans, US$32 million will mature in 2005, US$37 million in 2006, US$20 million in 2007, US$20 million in 2008, US$20 million in 2009 and US$10 million in 2010. Principal amortization on these loans are generally payable in equal semi-annual installments.

Nippon Export and Investment Insurance of Japan, or NEXI

On November 28, 2002, Smart signed a US$100 million term loan facility supported by NEXI, of which US$60 million was drawn on November 28, 2003 and US$40 million on April 5, 2004. This loan is payable semi-annually over four years in eight equal installments starting May 28, 2004 with final repayment due in November 2007. Outstanding balance as at June 30, 2005 is US$63 million.

Japan Bank for International Cooperation, or JBIC/Co-financing Banks

As at June 30, 2005, PLDT owed US$29 million aggregate principal amount of debt to JBIC (formerly the Export-Import Bank of Japan) and its co-financing banks under various facilities. Of the amounts outstanding under these loans, US$5 million will mature in 2005, US$10 million in 2006, US$8 million in 2007, US$3 million in 2008 and US$3 million in 2009.

Other Export Credit Agency Supported Loans

PLDT has also obtained loans extended and/or guaranteed by other export credit agencies, including the Export-Import Bank of the United States, and the respective export credit agencies of France, Italy, Israel, Sweden, Canada, Australia and Singapore, in the aggregate outstanding principal amount of US$45 million as at June 30, 2005. Smart, likewise, obtained loans guaranteed by export credit agencies of Norway and Italy amounting to US$6 million. Of the amounts outstanding under these loans, US$12 million will mature in 2005, US$19 million in 2006, US$13 million in 2007, US$4 million in 2008, US$2 million in 2009 and US$1 million in 2010.

Fixed Rate Notes

PLDT has the following non-amortizing fixed rate notes outstanding as at June 30, 2005 and December 31, 2004:

Principal Amount	Interest Rate	Maturity Date	June 30, 2005 (Unaudited)		December 31, 2004 (Audited)
			(in millions)
US$300,000,000	8.350%	March 6, 2017	US$296	Php16,616	US$296	Php16,658
US$250,000,000	11.375%	May 15, 2012	243	13,640	242	13,661
US$161,799,000	7.850%	March 6, 2007	161	9,057	183	10,315
US$175,000,000	10.500%	April 15, 2009	174	9,756	174	9,777
US$119,389,000	9.250%	June 30, 2006	119	6,691	129	7,289
US$110,557,000	9.875%	August 1, 2005	111	6,210	110	6,223
US$ 73,766,000	10.625%	May 15, 2007	72	4,073	86	4,872
			US$1,176	Php66,043	US$1,220	Php68,795

Term Loans

US$283 Million Term Loan Facility, or Debt Exchange Facility

On July 2, 2004, Smart acquired from Piltel’s creditors approximately US$289 million, or 69.4%, in the aggregate of Piltel’s outstanding restructured debt at that time, in exchange for Smart debt and a cash payment by Smart. In particular, Smart paid an amount in cash of US$1.5 million, or Php84 million and issued new debt of US$283.2 million, or Php15,854 million, at fair value of Php8,390 million, net of debt discount amounting to Php7,464 million. As at June 30, 2005, unamortized discount amounted to Php85 million.

The breakdown of the total amount of Smart debt issued to participating Piltel creditors is as follows:

•         2007 Facility in the amount of US$0.2 million payable in full in December 2007;

•         2008 Facility in the amount of US$2.9 million payable in full in December 2008; and

•         2014 Facility in the amount of US$280.1 million payable in full in June 2014.

Interest for the above facilities is payable every quarter at a floating rate of three months US$ LIBOR plus 1.00% for the 2007 and 2008 facilities, and a fixed rate of 2.25% per annum for the 2014 facility. Furthermore, a portion of the 2014 facility amounting to US$144 million has a variable yield option whereby the creditors have an option to elect for an early repayment at a discount either in December 2007 at 52.5% of the relevant debt amount or in December 2008 at 57.5% of the relevant debt amount.

GSM Network Expansion Facilities

On September 13, 2004, Smart signed a US$104 million 5-year term loan facility supported by Finnish Export Credit Ltd. as the lender with ABN AMRO Bank, Banque National de Paribas, Calyon, DBS Bank and Sumitomo Mitsui Banking Corporation as the Lead Arrangers. The full amount of the facility was drawn in November 22, 2004, of which US$94 million remained outstanding as at June 30, 2005. The loan is payable over five years in ten equal payments starting May 2005 with final repayment in November 2009.

On June 8, 2001, Smart signed its GSM Phase 5A financing comprised of US$195 million loans, of which US$30 million is owed to Nordic Investment Bank, or NIB, US$15 million to Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V., or FMO, of the Netherlands and US$150 million to Finnvera. Of the amounts owed to FMO and NIB, US$18 million remained outstanding as at June 30, 2005 with final repayments due in March 2007 and June 2007.

Local Exchange Transfer Loans

In connection with the transfer to PLDT of Smart’s local exchange business, PLDT entered into loan agreements with Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V., or FMO, of the Netherlands, Exportkreditnamden, or EKN, of Sweden and Export Credits Guarantee Department, or ECGD, of the United Kingdom for loans in the principal amounts of US$135 million, US$36 million and US$27 million, respectively. The FMO loan with original final maturity of September 1, 2007 was prepaid in full on March 1, 2005. The ECGD and EKN loans, both with original final maturity on December 31, 2007, were prepaid in full effective June 30, 2005.

Restructured Loans

On June 4, 2001, Piltel completed the restructuring of approximately Php41 billion of indebtedness and other claims owed to banks, trade creditors, bondholders and preferred shareholders, representing 98% of its total liabilities as at that date.

As a result of the restructuring:

  50% of the financial debt of each participating creditor was released in consideration for the allotment of Piltel Series K Class I Convertible Preferred Stock. One (1) Piltel Series K Class I Convertible Preferred Stock was exchanged for every Php340 worth of debt (converted into Pesos at an exchange rate of Php47.05 = US$1.00 for dollar-denominated debt and Php1.00 = JP¥2.39522 for yen-denominated debt), which shares were immediately and mandatorily converted into PLDT Convertible Preferred Stock. One PLDT Series V, VI or VII convertible preferred share was issued for every five (5) Piltel Series K Class I Convertible Preferred Stock.

  Approximately half of the remaining 50% of all participating creditors’ (except for bondholders and preferred shareholders) financial debt became their participation in a Tranche B Loan in the same currency as their previous financial debt and the other half became their participation in a Tranche C Loan also in the same currency as their previous financial debt. In the case of bondholders and preferred shareholders, the remaining 50% of their financial debt became a participation in the Conversion Notes Facility and in a single Tranche Peso loan, or the Term Notes Facility, respectively.

On July 2, 2004, Smart acquired from Piltel’s creditors US$289 million, or 69.4%, in the aggregate of Piltel’s total outstanding restructured debt at that time, in exchange for US$283.2 million in new debt of Smart and US$1.5 million in cash. A gain on debt exchange transaction amounting to Php4,419 million was recognized in our consolidated statement of income representing the difference between the fair value of Piltel’s debt cancelled and/or exchanged amounting to Php12,893 million (net of debt discount of Php3,359 million) and Smart’s consideration for the debt exchange including cash of Php84 million (US$1.5 million) and fair value of newly issued debt amounting to Php8,390 million (net of debt discount of Php7,464 million). This portion of Piltel’s debt has been eliminated in consolidation as at June 30, 2005.

Piltel’s residual long-term debt to third parties consists of:

	June 30, 2005		December 31, 2004
Description	(Unaudited)		(Audited)
	(in millions)
Restructured debts
Philippine Pesos
10 year Tranche B		Php186		Php182
15 year Tranche C		185		181
		371		363
U.S. Dollars
10 year Tranche B	US$7	414	US$7	406
15 year Tranche C	7	408	7	400
15 year Conversion Notes Facility	74	4,095	71	4,009
	US$88	4,917	US$85	4,815
Total		5,288		5,178
Unrestructured debt
U.S. Dollars
Convertible bonds	US$1	52	US$1	52
Total		5,340		5,230
Less current portion		75		59
		Php5,265		Php5,171

The following is a summary of the key economic terms relating to the restructuring of the financial debt taking the form of Tranche B Loan, Tranche C Loan, Term Notes Facility and Conversion Notes Facility.

	Tranche B Loans	Tranche C Loans	Term Notes Facility	Conversion Notes Facility
Final maturity	10 years from June 4, 2001	15 years from June 4, 2001	15 years plus 10 days from June 4, 2001	15 years from June 4, 2001
Amortization	Years 1 and 2 – 0.00%	Years 1 and 2 – 0.00%	Years 1 and 2 – 0.00%	Years 1 and 2 – 0.00%
	Years 3 to 9 – 0.10%	Years 3 and 4 – 0.10%	Years 3 to 14 – 0.10%	Years 3 and 4 – 0.10%
	Year 10 – 99.30%	Year 5 – 2.00%	Year 15 – 98.80%	Year 5 – 1.05%
		Years 6 to 14 – 10.00%		Years 6 to 9 – 5.05%
		Year 15 – 7.80%		Year 10 – 54.65%
Years 11 to 14 – 5.00%
Year 15 – 3.90%
Interest rate

Peso facility – Philippine 91-day treasury bill rate, or T-Bill Rate, or the average of the 91-day T-Bill Rate and the 90-day Philippine inter-bank offered rate, or PHIBOR, if 90-day PHIBOR is different from the T-Bill Rate by more than 2.50%, plus 1.00% p.a.

U.S. dollar facilities – London interbank rate for U.S. dollar deposits, or LIBOR, for three-month U.S. dollar deposits plus 1.00% p.a.

Yen facility – LIBOR interbank rate for Yen deposits for three-month deposits plus 1.00% p.a.

			181-day T-Bill Rate or the average of the 181-day T-Bill Rate and the 6-months PHIBOR, if 6-months PHIBOR is different from the T-Bill Rate by more than 2.50%, plus 1.00% p.a.	LIBOR for three-month deposits plus 1.00% p.a.
Interest payment dates	Quarterly in arrears		Semi-annually

Under the terms of Piltel’s debt restructuring plan, PLDT issued a Letter of Support, or LOS, for the benefit of Piltel and its creditors under which PLDT has agreed to cover any funding shortfalls of Piltel up to a maximum amount of US$150 million less all amounts paid or committed to be paid to or on behalf of Piltel or any of its subsidiaries or affiliates on or after March 23, 2000. Under the LOS, PLDT is required to provide funding to Piltel in the event that the cash flow from Piltel’s operations falls short of the amount required by it to discharge in full its obligations to any creditor of Piltel and all its operating and financing subsidiaries and affiliates. PLDT is subject to contractual restrictions limiting the amount of financial support it can provide to Piltel up to US$150 million. As at June 30, 2005 and December 31, 2004, the remaining undrawn balance available under the PLDT LOS is US$50 million, approximately Php2,823 million and Php2,831 million, respectively, due to prior investments made from March 23, 2000 to December 31, 2002 aggregating to US$100 million through PLDT’s subscription to Series J Class I preferred shares of Piltel. There was no drawdown under the LOS in 2004.

Piltel’s restructured obligations are secured by substantially all present and future assets of Piltel under the mortgage trust indenture, or MTI, dated June 4, 2001 between Piltel and Chase Manhattan Bank as security agent for the creditors, which established the security arrangements relating to the restructured debts. The participating creditors (other than the participating holders of the Peso Term Note Facility) will share equally in first ranking security, while non-participating creditors and the participating holders of the Peso Term Note Facility will share equally in second ranking security created under the MTI. Such mortgage was approved by at least two-thirds of Piltel’s stockholders at its annual meeting on April 18, 2001 and the NTC on May 18, 2001.

Satellite Acquisition Loans

Mabuhay Satellite has an existing Credit Agreement with the Export-Import Bank of the United States, or Ex-Im Bank, to finance a portion of the cost of purchasing the Agila II Satellite. In 2003, Ex-Im Bank of the United States approved, in principle, the re-profiling of Mabuhay Satellite’s US$42 million debt with them by extending the maturity of the loan by 1½ years to July 15, 2007 and reducing the interest rate by 1% to 5.6%. The revised repayment terms have been approved by the majority of the local creditor banks.

Mabuhay Satellite also has an existing Omnibus Agreement with a syndicate of local banks, or the Banks, which includes issuance of irrevocable standby Letters of Credit with an aggregate stated value not exceeding US$39 million (Php2,171 million) in favor of U.S. Ex-Im Bank, as security under the Credit Agreement and a term loan to Mabuhay Satellite in the aggregate amount of US$26 million (Php1,465 million), which will mature on various dates from 2005 to 2007.

Mabuhay Satellite has constituted in favor of the Banks: (a) a first mortgage on its leasehold rights under a lease agreement entered into with the Subic Bay Metropolitan Authority and the components of the satellite system; (b) an assignment of its rights under its purchase contract for the satellite system; (c) an assignment of its rights under the transponder lease contracts to be entered into with its shareholders and other parties and the revenues therefrom; and (d) an assignment of the applicable proceeds of insurance to be taken on the satellite system.

Japanese Yen Debt:

JBIC JP¥9,760 Million Overseas Investment Term Loan

On July 26, 2002, PLDT signed a loan agreement with JBIC for a credit facility of JP¥9,760 million under JBIC’s OIL program. The loan, which was drawn on July 31, 2002, is being amortized semi-annually beginning March 21, 2005 and will mature on March 21, 2008.

NEXI Supported JP¥5,615 Million Syndicated Term Loan Facility

On June 11, 2003, PLDT signed a JP¥5,615 million syndicated term loan facility supported by NEXI, of which JP¥2,520 million was drawn and JP¥1,890 million was outstanding as at June 30, 2005. The undrawn balance of JP¥3,095 million was cancelled at the end of the Availability Period on December 3, 2004. This loan is being amortized semi-annually beginning December 2004 and will mature in June 2008.

Philippine Peso Debt:

Php2,770 Million Peso Fixed Rate Corporate Notes

In connection with PLDT’s service improvement and expansion programs, PLDT has entered into two loan agreements, pursuant to each of which PLDT issued fixed rate corporate notes in three tranches. Interest on each tranche is payable semi-annually.

Under the first loan agreement, PLDT borrowed an aggregate amount of Php1,500 million, of which Php230 million matured on November 11, 2002, Php500 million matured on November 9, 2004 and Php770 million will mature on November 9, 2006.

Under the second loan agreement, PLDT borrowed an aggregate amount of Php1,270 million, of which Php360 million matured on June 9, 2003, Php100 million matured on June 9, 2005 and Php810 million will mature on June 9, 2010.

Term Loans

JBIC 4 Program of the Development Bank of the Philippines

In connection with the Asia Pacific Cable Network 2 project, PLDT entered into a loan agreement on September 28, 2000 with Citibank, N.A., as facility agent, and a syndicate of banks in the aggregate principal amount of Php1,700 million, of which about Php340 million was outstanding as at June 30, 2005. The loan, which was funded under the JBIC Facility for Private Sector Development of the Development Bank of the Philippines, matures on October 26, 2005 and since April 2002 is payable in quarterly installments as set forth below:

Quarterly Payment Number	Percentage of Principal Payable on Each Quarterly Payment Date

Payments 1–7	3.500%
Payments 8–11	8.875%
Payments 12–15	10.000%

Secured Term Loans

Php150 Million Term Loan Facility

On March 4, 2002, ePLDT entered into a three-year loan facility with Philippine Bank of Communications amounting to Php150 million. The loan facility was fully drawn on December 31, 2002 and payable in seven quarterly installments, with a grace period of one year, beginning year 2003. The quarterly principal payments of Php15 million started in June 2003 with a balloon payment of Php45 million in March 2005. Interest on this loan was equivalent to 91-day T-bill rate plus 4% per annum payable quarterly in arrears. The loan was secured by ePLDT’s deed of assignment of receivables of a subsidiary from a foreign customer and an investment in an associate with an original cost of Php629 million. This loan was fully paid as at March 31, 2005.

Php100 Million Term Loan Facility

On March 15, 2004, ePLDT entered into another three-year term loan facility with Asia United Bank amounting to Php100 million for the payment of its outstanding short-term bank loan facility and for other working capital requirements. The loan facility was fully drawn as at December 31, 2004. The loan is to be repaid in nine equal quarterly installments starting March 2005 with final repayment in March 2007. Interest on the loan is equivalent to 90-day PHIBOR plus 3% per annum payable quarterly in arrears. The loan is secured by a Mortgage Trust Indenture Agreement, or MTIA, on a parcel of land with a carrying value of Php279 million as at December 31, 2004. As at June 30, 2005, the outstanding balance of this loan amounted to Php78 million, of which Php22 million will mature in 2005.

Php149 Million Term Loan Facility

As at June 30, 2005, Vocativ, a wholly-owned call center subsidiary of ePLDT, had an outstanding five-year term loan facility of Php129 million with Asia United Bank for the payment of its additional capital expenditures and working capital requirements. The loan is to be repaid in 14 equal quarterly installments starting April 2006 with final repayment in July 2009. Interest on the loan is equivalent to 90-day PHIBOR plus 3% per annum payable quarterly in arrears. The loan is secured by a Mortgage Participation Certificate against the MTIA between ePLDT and Asia United Bank Corporation – Trust and Investments Group dated March 15, 2004 on a parcel of land, which excludes the buildings and improvements. In April 2005, Php20 million of the loan was pre-terminated.

Debt Covenants

Our debt instruments contain restrictive covenants, including covenants that could prohibit us from paying dividends on common stock under certain circumstances, and require us to comply with specified financial ratios and other financial tests, calculated in conformity with accounting principles generally accepted in the Philippines, at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments. In addition, we are required to comply with certain financial ratios for the incurrence of capital expenditures in excess of US$10 million and incurrence of indebtedness.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries and increases in our interest expenses. Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine peso, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions. Since approximately 98% of PLDT’s total consolidated debts are denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso.

PLDT’s debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT’s ability to take certain actions without lenders’ approval, including: (a) incurring additional indebtedness; (b) prepaying other debt; (c) making investments; (d) extending loans; (e) extending guarantees or assuming the obligations of other persons; (f) paying dividends or other distributions or redeeming, repurchasing or otherwise acquiring shares of PLDT’s capital stock; (g) disposing of all or substantially all of its assets or of assets in excess of specified thresholds of its tangible net worth; (h) entering into management contracts providing for the management of its business or operations by a third party; (i) creating any lien or security interest; (j) permitting set-off against amounts owed to PLDT; (k) merging or consolidating with any other company; (l) entering into transactions with stockholders and affiliates; and (m) entering into sale and leaseback transactions.

Further, certain of PLDT’s debt instruments contain provisions wherein PLDT may be required to repurchase or prepay certain indebtedness in case of change in control of PLDT or if the ownership of our shares of common stock held by NTT Communications falls below a certain threshold.

PLDT’s debt instruments also contain customary and other default provisions that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments. These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if PLDT is in default under another debt instrument; in some cases, the cross-default provision is triggered upon a payment or other default permitting the acceleration of PLDT’s debt, whether or not the defaulted debt is accelerated. In other cases, the cross-default provision requires the defaulted loan to be accelerated. In some debt instruments, the cross-default provision will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments; (b) failure by PLDT to meet certain financial ratio covenants referred to above; (c) the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT’s ability to perform its obligations under its debt instrument with the lender; (d) the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender; (e) the abandonment, termination or amendment of the project financed by a loan in a manner unacceptable to the lender; (f) the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and
(g) other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

Smart’s debt instruments contain certain restrictive covenants, including covenants that prohibit Smart from paying dividends, redeeming preferred stock, making distributions to PLDT or otherwise providing funds to PLDT or any affiliate without the consent of its lenders under its Phases 1, 2 and 3 facilities. Also, Smart’s debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates. The financial tests under Smart’s loan agreements include compliance with a debt to equity ratio of not more than 1.50:1 and a debt service coverage ratio of not less than 1.50:1. Smart has maintained compliance with all of its financial covenants. The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross-default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated; (b) failure by Smart to comply with certain financial ratio covenants; (c) any reduction in PLDT’s ownership of Smart’s shares below 51%; (d) any reduction in First Pacific’s and Metro Pacific Corporation’s collective direct and/or indirect ownership of PLDT’s common stock below 17.5% of the total common stock outstanding; and (e) the occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations under its loan agreements.

As at June 30, 2005, Piltel was not in compliance with the terms of convertible bonds with principal amount of US$0.7 million (approximately US$0.9 million redemption price at the option of the holders). Piltel may not be able to restructure or otherwise pay the claims of its unrestructured debt. However, default on and acceleration of Piltel’s unrestructured indebtedness does not create a cross-default under Piltel’s restructured indebtedness or any indebtedness of PLDT or Smart.

The Credit and Omnibus Agreements of Mabuhay Satellite imposes several negative covenants. In particular, these covenants, among others, restrict material changes in Mabuhay Satellite’s nature of business and ownership structure, any lien upon or with respect to any of its assets or to any right to receive income, acquisition of capital stock, declaration and payment of dividends, merger, consolidation and sale with another entity and incurring or guaranteeing additional long-term debt beyond prescribed amounts.

ePLDT’s loan agreement imposes negative covenants which, among other things, restrict ePLDT in regard to payment of cash dividends or any other income or any capital distribution to PLDT, voluntary suspension of its entire business operations for a period of 60 consecutive days, dissolution of its legal existence, and creation of any encumbrances on the shares pledged. One of ePLDT’s loan agreements also requires ePLDT to comply with specified financial ratios and other financial tests at quarterly measurement dates. The agreement also contains customary and other default provisions that permit the lender to accelerate amounts due under the loan or terminate their commitments to extend additional funds under the loan. As at June 30, 2005, ePLDT has complied with all of its financial covenants.

Obligations Under Capital Lease

The future minimum payments for capitalized leases are as follows as at June 30, 2005:

Year	(Unaudited)
(in million pesos)
2005(1)	535
2006	431
2007	317
2008	8
2009	7
2010 and onwards	444
Total minimum lease payments	1,742
Less amount representing interest	699
Present value of net minimum lease payments	1,043
Less capital lease maturing within one year	527
Long-term portion of obligations under capital lease	516

(1) July 1, 2005 through December 31, 2005.

Municipal Telephone Projects

In 1993, PLDT entered into two lease agreements with the Philippine Department of Transportation and Communications, or DOTC, covering telecommunications facilities in Bohol and Batangas established under the Municipal Telephone Act. Under these agreements, PLDT was granted the exclusive right to perform telecommunications management services, to expand services, and to promote the use of the DOTC-contracted facilities in certain covered areas for a period of 15 years. Title to the properties shall be transferred to PLDT upon expiration of the lease term. As at June 30, 2005, PLDT’s aggregate remaining obligation under this agreement was approximately Php858 million. In case of cancellation, PLDT is liable to pay Php100 million under each of the two contracts as liquidated damages.

On June 1, 2004, PLDT served the DOTC a notice of termination of the lease agreement in respect of the telecommunications system in Bohol which state of deterioration, obsolescence and disrepair have made it impossible for PLDT to continue managing, operating, and maintaining the system. Since 2002, PLDT has been advising the DOTC of the need to review the viability of the system as it has infused more than Php200 million for upgrades and maintenance to keep the system operable. Further, the enactment of Public Telecommunications Policy Act, or R.A. No. 7925, which negated the DOTC’s warranty to grant PLDT the exclusive right to provide telecommunication services in the areas stipulated, prevented PLDT from achieving the originally projected profitability thereby rendering it impossible for PLDT to continue fulfilling its obligation under the lease agreement. Although several discussions have been held since then to seek a mutually acceptable agreement, no amenable arrangement has been reached. On June 30, 2004, the DOTC advised PLDT that the request for termination of the lease agreement in Bohol has been referred to the Department of Justice, or DOJ, as government agencies are required to refer all interpretation of contracts and agreements to the DOJ secretary as attorney-general of the national government. On May 5, 2005, PLDT received a letter from the DOTC stating that PLDT is in default for failure to remit to the DOTC the quarterly installments under the lease agreement. PLDT is intending to bring the matter to Arbitration for the Financial Lease Agreement due to clearing opposing positions of the parties. As at June 30, 2005, the net book value of the telecommunications system in Bohol, including PLDT’s additional capital expenditure relating to the telecommunications system, and corresponding capital lease obligation amounted to Php35 million and Php735 million, respectively.

Other Long-term Capital Lease Obligations

The PLDT Group has various long-term lease contracts for a period of three years covering various office equipment. In particular, Smart and Piltel have capital lease obligations aggregating Php469 million as at June 30, 2005 in respect of office equipment and facilities.

Under the terms of certain loan agreements and other debt instruments, PLDT may not create, incur, assume or permit or suffer to exist any mortgage, pledge, lien or other encumbrance or security interest over the whole or any part of its assets or revenues or suffer to exist any obligation as lessee for the rental or hire of real or personal property in connection with any sale and leaseback transaction.

Preferred Stock Subject to Mandatory Redemption

The movements of PLDT’s preferred stock subject to mandatory redemption follow:

	June 30, 2005 (Unaudited)				December 31, 2004 (Audited)
	Series V	Series VI	Series VII	Total	Series V	Series VI	Series VII	Total
	(in million pesos)
Balance at beginning of period	2,104	6,242	6,029	14,375	2,053	5,435	5,247	12,735
Conversion	(945)	(80)	–	(1,025)	(339)	(18)	–	(357)
Accretion	180	413	152	745	390	751	457	1,598
Revaluation	–	(11)	(473)	(484)	–	74	325	399
Balance at end of period	1,339	6,564	5,708	13,611	2,104	6,242	6,029	14,375

As at June 30, 2005, PLDT had issued 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for Series K Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel adopted in June 2001. Shares of Series V, VI and VII Convertible Preferred Stock are entitled to receive annual dividends of Php18.70 per share, US$0.397 per share and JP¥40.7189 per share, respectively. Each share of Series V, VI and VII Convertible Preferred Stock is convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stock and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to PLDT common shares. Under a put option exercisable for 30 days, holders of common shares received on mandatory conversion of the Series V, VI and VII Convertible Preferred Stock will be able to require PLDT to purchase such PLDT common shares for Php1,700 per share, US$36.132 per share, and JPY4,071.89 per share, respectively.

The Series V, VI and VII Convertible Preferred Stock were designated as compound instruments consisting of liability and equity components. The total fair value of the Series V, VI and VII Convertible Preferred Stock was determined at issue date, of which the aggregate fair value of the liability component of the issued Series V, VI and VII Convertible Preferred Stock as at date of issuance is included under the “Interest-bearing Financial Liabilities” account in the consolidated balance sheets. The residual amount was assigned as the equity component.

The difference between the aggregate fair value of the Series V, VI and VII Convertible Preferred Stock at issue date and the aggregate redemption value is accreted over the period up to the put option date using the effective interest rate method. Accretions added to “Preferred Stock Subject to Mandatory Redemption” and charged to interest for the six months ended June 30, 2005 and 2004 amounted to Php745 million and Php756 million, respectively.

“Preferred Stock Subject to Mandatory Redemption” amounted to Php13,611 million and Php14,375 million as at June 30, 2005 and December 31, 2004, respectively, after revaluation of Series VI and VII Convertible Preferred Stock to the exchange rates at balance sheet dates and after giving effect to the above accretions, conversions and additional issuances. As at June 30, 2005 and December 31, 2004, 2,040,354 shares and 1,060,940 shares, respectively, of the Convertible Preferred Stock have been converted into PLDT common shares. The outstanding shares of Series V, VI and VII Convertible Preferred Stock as at June 30, 2005 were 1,285,535, 4,690,655 and 3,842,000, respectively. The aggregate redemption value of the outstanding Series V, VI and VII Convertible Preferred Stock amounted to Php19,633 million and Php22,016 million as at June 30, 2005 and December 31, 2004, respectively.

The corresponding dividends on these shares charged as interest expense amounted to Php132 million and Php117 million for the six months ended June 30, 2005 and 2004, respectively.

Notes Payable

Parlance, a wholly-owned call center subsidiary of ePLDT, has availed of a local bank’s Export Packing and Credit Loan facility amounting to US$950,000 in December 2004 and another in June 2005 amounting to US$1 million. The said facilities can be availed by an export Letter of Credit with an 80% loan value. It has a 90-day term from the date it was granted by the bank and is supported by a Deed of Assignment of Receivables. Interest is based on the prevailing bank rate to be collected in arrears on a monthly basis. The US$950,000 loan facility was fully paid in March 2005.

18. Other Noncurrent Liabilities

This account consists of:

	June 30, 2005 (Unaudited)	December 31, 2004 (Audited)
	(in million pesos)
Capital expenditures under long-term financing	5,786	3,970
Prepayment received under receivable purchase facility (Note 14)	1,269	1,644
Asset retirement obligations (Note 8)	709	638
Unearned revenues	86	85
Others	791	822
	8,641	7,159

19. Accrued Expenses and Other Current Liabilities

This account consists of:

	June 30, 2005 (Unaudited)	December 31, 2004 (Audited)
	(in million pesos)
Accrued utilities and related expenses	5,727	4,457
Accrued taxes and related expenses	2,582	2,886
Accrued interest on various loans (Notes 17 and 20)	2,142	2,235
Accrual for payment for unused sick leave and other employee benefits	1,663	1,624
Payable in installment purchase of equity investment	1,343	1,561
Others	2,647	2,048
	16,104	14,811

20. Related Party Transactions

a. Air Time Purchase Agreement between PLDT and AIL and Related Agreements

In March 1997, PLDT entered into a National Service Provider, or Founder NSP, Air Time Purchase Agreement with PT Asia Cellular Satellite, as amended in December 1998 and as assigned and transferred to AIL, under which PLDT was granted the exclusive right to sell ACeS services in the Philippines. In exchange, the Air Time Purchase Agreement required PLDT to purchase from PT Asia Cellular Satellite at least US$5 million worth of air time annually over ten years, commencing on January 1, 2002, the date of commercial operations.

In the event that PT Asia Cellular Satellite’s aggregate billing revenue is less than US$45 million in any given year, the Air Time Purchase Agreement states that PLDT has to make supplemental air time purchase payments not to exceed US$15 million per year during the ten-year term.

PLDT and the other founder NSPs are endeavoring to amend the Air Time Purchase Agreement due to the occurrence of partial satellite loss, changes in the primary business of ACeS and other events affecting the business.

In March 2003, PLDT, together with the other founder NSPs, entered into a Standstill Agreement with AIL suspending the application and enforcement of the minimum and supplemental air time payments under the original Air Time Purchase Agreement. The parties agreed that AIL shall provide PLDT and the other founder shareholders, with unlimited use of air time for the year 2003 in exchange for a fixed fee in the amount of US$3.8 million for PLDT. Moreover, PLDT was also obliged to purchase from AIL 13,750 satellite phone units in 2003 at US$395 F.O.B. per unit, subject to quarterly price adjustments. The parties to the Standstill Agreement also agreed to negotiate in good faith and use their best efforts to reach an agreement on a revised Air Time Purchase Agreement before November 15, 2003 that will cover, among other things, the amended minimum and supplemental air time payment provisions subject to the approval of AIL’s creditors.

On February 10, 2004, notwithstanding the ongoing negotiations, AIL advised PLDT of the termination of the Standstill Agreement and the reinstatement of the terms under the original Air Time Purchase Agreement effective January 1, 2002, following the lapse of the November 15, 2003 deadline set in the Standstill Agreement for the negotiation of a revised Air Time Purchase Agreement. Negotiations are continuing with the relevant parties towards an amicable settlement of this matter. As at June 30, 2005, PLDT’s outstanding payables under the original Air Time Purchase Agreement was Php4,068 million. See Note 22 – Contractual Obligations and Commercial Commitments and Note 23 – Provisions and Contingencies for further discussion.

PLDT also entered into a Founder NSP Operating Agreement with PT Asia Cellular Satellite on March 12, 1997, under which PLDT may:

•         authorize distributors to resell ACeS services in the Philippines upon prior approval from PT Asia Cellular Satellite; and

•         appoint agents to solicit and bill PLDT’s or its authorized distributors’ subscribers for ACeS services and to sell terminals on behalf of PLDT.

Under an Assignment and Assumption Agreement dated December 29, 1998, PT Asia Cellular Satellite agreed to assign and transfer to AIL of PT Asia Cellular Satellite’s rights under the Founder NSP Air Time Purchase Agreement and Founder NSP Operating Agreement.

Under an Acknowledgment of the Assignment of Air Time Purchase Agreement entered into on December 29, 1998, by and among PLDT, P.T. Bank Internasional Indonesia and AIL, PLDT consented to the assignment by AIL of the Founder NSP Air Time Purchase Agreement to P.T. Bank Internasional Indonesia, as security agent, for the benefit of the secured parties under the Security Agreement dated December 29, 1998, which was executed in connection with the Amended and Restated Credit Agreement dated December 29, 1998 among PT Asia Cellular Satellite, AIL, P.T. Bank Internasional Indonesia and various banks.

On September 30, 2002, PT Asia Cellular Satellite, AIL, as guarantor, P.T. Bank Internasional Indonesia, as security agent, and various other banks signed a Rescheduling Agreement, which amended the terms of the Amended and Restated Credit Agreement dated December 29, 1998, moving the principal repayment dates to agreed periods with the final maturity date on January 30, 2012.

b. Transactions with Major Stockholders, Directors and Officers

Transactions to which PLDT or its subsidiaries is a party, in which a director or key officer or owner of more than 10% of the common stock of PLDT, or any member of the immediate family of a director or key officer or owner of more than 10% of the common shares of PLDT had a direct or indirect material interest in PLDT or its subsidiary, as at June 30, 2005 and December 31, 2004 and for the six months ended June 30, 2005 and 2004 are as follows:

1. Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

•         Advisory Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications, as amended on December 31, 2003, under which NTT Communications provides PLDT with technical, marketing and other consultants for various business areas of PLDT starting April 1, 2000;

•         Domestic Fiber Optic Network Submerged Plant Maintenance Agreement. On July 4, 2000, PLDT entered into an agreement with NTT World Engineering Marine Corporation, or NTT WEMC, for submarine cable repair and other related services for the maintenance of PLDT’s domestic fiber-optic network, or DFON, submerged plant for a period of five years up to July 4, 2005. This agreement has been extended up to the end of 2005. Under the agreement, PLDT is required to pay NTT WEMC a fixed annual standing charge of US$2 million, excluding cost for the use of a remotely operated submersible vehicle at US$5,000 for every day of use and repair cost computed at US$19,000 per day of actual repair;

•         Arcstar Licensing Agreement and Arcstar Service Provider Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets managed data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the tradename “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines; and

•         Conventional International Telecommunications Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses.

Total fees under these agreements amounted to Php114 million and Php146 million for the six months ended June 30, 2005 and 2004, respectively. As at June 30, 2005 and December 31, 2004, outstanding obligations of PLDT amounted to Php55 million and Php49 million, respectively.

2. Agreement between Smart and Asia Link B.V., or ALBV. Smart has an existing Technical Assistance Agreement with ALBV for the latter to provide technical support services and assistance in the operations and maintenance of cellular business for a period of five years, subject to renewal upon mutual agreement between the parties. The agreement provides for quarterly payments of technical service fees equivalent to 2% of the net revenues of Smart. In January 2004, the agreement was amended, reducing the technical service fees to be paid by Smart to ALBV to 1% of net revenues effective January 1, 2004. On February 18, 2004, Smart and ALBV entered into a renewal of the technical service agreement extending the effectivity of the terms of the agreement to February 23, 2008. Furthermore, in view of the acquisition by Smart of Piltel Series K Class I Convertible Preferred Stock held by PLDT, the parties agreed to make the consolidated net revenues of Smart the basis for the computation of the 1% royalty payable by Smart to ALBV, effective from January 1, 2005.

Smart also has an existing Services Agreement with ALBV for a period of 25 years starting January 1, 1999, which shall automatically expire unless renewed by mutual agreement of both parties. Under the agreement, ALBV provides advice and assistance to Smart in sourcing capital equipment and negotiating with international suppliers, arranging international financing and other services therein consistent with and for the furtherance of the objectives of the services. Service agreement fees were paid for the whole 25-year period.

ALBV is a subsidiary of the First Pacific Group.

Total fees under these agreements amounted to Php278 million and Php239 million for the six months ended June 30, 2005 and 2004, respectively. Outstanding obligations of Smart under the Technical Service Agreement amounted to Php284 million and Php267 million as at June 30, 2005 and December 31, 2004, respectively.

3. Agreements relating to insurance companies. Gotuaco del Rosario and Associates, or Gotuaco, acts as the broker for certain insurance companies to cover certain properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies. In addition, PLDT has an insurance policy with Malayan Insurance Co., Inc., or Malayan, wherein premiums are directly paid to Malayan. Total insurance expenses under these agreements amounted to Php268 million and Php238 million for the six months ended June 30, 2005 and 2004, respectively. Two directors of PLDT have a direct/indirect interests in or serve as director/officer of Gotuaco and Malayan.

Compensation of Key Management Personnel of the PLDT Group

The aggregate compensation and benefits paid to the chief executive officer and other key officers and advisors, as a group, for the six months ended June 30, 2005 and 2004 amounted to approximately Php403 million and Php307 million, respectively.

Each of the directors, including the members of the advisory board of PLDT, is entitled to a director’s fee in the amount of Php125,000 for each meeting of the board attended, except Manuel V. Pangilinan, who has waived his right to receive a director’s fee. Each of the members or advisors of the audit, executive compensation, governance and nomination and finance committees is entitled to a fee in the amount of Php50,000 for each committee meeting attended.

There are no agreements between PLDT and any of its directors and key officers and advisors providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT’s retirement plan.

21. Employee Benefits

Executive Stock Option Plan, or ESOP

On April 27, 1999 and December 10, 1999, the Board of Directors and stockholders, respectively, approved the establishment of an ESOP and the amendment of the Seventh Article of the Articles of Incorporation of PLDT denying the pre-emptive right of holders of common stock to subscribe for any issue of up to 1,289,745 common stock pursuant to the ESOP. The ESOP covers management executives, which include officers with rank of Vice President up to the President, executives with the rank of Manager up to Assistant Vice President, and advisors/consultants engaged by PLDT. The ESOP seeks to motivate option holders to achieve PLDT’s goals, reward option holders for the creation of shareholder value, align the option holders’ interests with those of the stockholders of PLDT and retain the option holders to serve the long-term interests of PLDT. The ESOP is administered by the Executive Compensation Committee of the Board of Directors. About 1.3 million common stock of PLDT have been reserved as underlying shares of options under the ESOP in 1999.

Movements in the number of stock option plan outstanding are as follows:

	June 30, 2005 (Unaudited)	December 31, 2004 (Audited)
Balance at beginning of period	536,589	900,118
Exercised shares*	(168,961)	(336,745)
Cancelled	–	(26,784)
Balance at end of period	367,628	536,589

* Based on date of payment of exercised shares.

As at June 30, 2005, 505,706 shares were exercised by certain officers and executives at an exercise price of Php814 per share. Of the 505,706 exercised shares, 7,798 shares were unissued as at June 30, 2005.

The fair value of the ESOP plan was estimated at the date of grant using an option pricing model, which considered annual volatility of 40%, risk-free interest rate, expected life of option, exercise share price of Php814 and weighted average share price Php870 for the 1999 Grant and Php315 for the 2002 Grant as at valuation date. Total fair value of shares granted amounted to Php359 million as at June 30, 2005 and December 31, 2004. The fair value of the options recognized as an expense for the six months ended June 30, 2005 amounted to Php8 million and none for the six months ended June 30, 2005.

LTIP

On August 3, 2004, PLDT’s Board of Directors approved the establishment of the LTIP for eligible key executive officers and advisors of PLDT and its subsidiaries, which is administered by the Executive Compensation Committee. The LTIP is a four-year cash plan covering the period January 1, 2004 to December 31, 2007. The LTIP awards payment at the end of the four-year period (without interim payments) is contingent upon the achievement of an approved target increase in PLDT’s common share price by the end of the plan period and a cumulative consolidated net income target for the plan period. The target increase in the PLDT base share price, which is the average of the closing prices of PLDT shares ten trading days before or after December 31, 2003, is approximately 15% per annum compounded for the plan period.

The fair value of the LTIP was estimated using an option pricing model, which considered annual stock volatility, risk-free interest rate, expected life of option of four years and weighted average share price Php1,620 as at valuation date. The fair value of the options recognized as an expense for the six months ended June 30, 2005 and 2004 amounted to Php610 million and Php269 million, respectively.

Pension

Defined Benefit Plans

We have defined benefit pension plans, covering substantially all of our permanent and regular employees, except Smart, which require contributions to be made to separate administrative fund.

Our actuarial valuation is done on an annual basis. Based on the latest actuarial valuation, the actual present value of accrued liability, net of pension cost and average assumptions used in developing the valuation are as follows:

(in million pesos)
Benefit obligation as at December 31, 2004	6,925
Fair value of plan assets as at December 31, 2004	4,449
Funded status	2,476
Unrealized net transition obligation	(120)
Unrecognized net actuarial gain	(176)
Accrued benefit cost as at December 31, 2004	2,180
Accrual of pension cost during the period	384
Contributions	(157)
Accrued benefit cost as at June 30, 2005	2,407

Net pension cost was computed as follows:

	Six Months Ended June 30,
	2005	2004
	(Unaudited)
	(in million pesos)
Components of net periodic benefit cost:
Service cost	223	213
Interest cost	345	269
Actual return on plan assets	(238)	(188)
Amortizations of unrecognized net transition obligation	28	28
Recognition of transitional liability	2	2
Net periodic benefit cost	360	324

The weighted average assumptions used to determine pension benefits are as follows:

Discount rate	9%
Rate of increase in compensation	7%
Rate of return on plan assets	9%

As at June 30, 2005, our plan assets include investments in shares of stock of PLDT and Piltel with fair values aggregating Php1,488 million, which represent about 23% of our beneficial trust fund’s net assets available for plan benefits.

Defined Contribution Plan

Smart maintains a trustee-managed, tax-qualified, multi-employer plan covering substantially all permanent and regular employees. The plan has a defined contribution format wherein Smart’s obligation is limited to specified contribution to the plan. It is being financed by the participating companies (Smart and its subsidiary, I-Contacts, Inc.) and employees’ contribution is optional.

	Six Months Ended June 30,
	2005	2004
	(Unaudited)
	(in million pesos)
Expense recognized for defined benefit plans	360	324
Expense recognized for defined contribution plan	24	43
	384	367

22. Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses our contractual obligations outstanding as at June 30, 2005:

	Payments Due by Period
	Total	Within 1 year	2-3 years	4-5 years	After 5 years
	(in million pesos)

Long-term debt(1)	141,468	29,036	38,385	21,173	52,874
Long-term lease obligations:
Operating lease	3,704	624	1,103	843	1,134
Capital lease	1,742	760	524	13	445
Unconditional purchase obligations(2)	11,861	4,556	2,249	2,247	2,809
Other long-term obligations	19,633	–	5,853	13,780	–
Total contractual obligations	178,408	34,976	48,114	38,056	57,262

(1) Before deducting unamortized debt discount and debt issuance costs.

(2) Based on the original Air Time Purchase Agreement with AIL.

Long-term Debt

For a discussion of our long-term debt, see Note 17 – Interest-bearing Financial Liabilities.

Long-term Operating Lease Obligations

Domestic Fiber Optic Network Submerged Plant Maintenance Agreement. As discussed in Note 20 – Related Party Transactions, PLDT entered into an agreement with NTT World Engineering Marine Corporation, or NTT WEMC, on July 4, 2000, for submarine cable repair and other related services in relation to the maintenance of PLDT’s DFON submerged plant for a period of five years up to July 4, 2005. This agreement has been extended up to the end of 2005. Under this agreement, PLDT is required to pay NTT WEMC a fixed annual standing charge of US$2 million, excluding cost for the use of a remotely-operated submersible vehicle at US$5,000 for every day of use and repair cost computed at US$19,000 per day of actual repair. As at June 30, 2005, PLDT’s aggregate remaining obligation under this agreement was approximately Php39 million.

Digital Passage Service Contracts. PLDT has existing Digital Passage Service Contracts with foreign telecommunication administrations for several dedicated circuits to various destinations for ten to 25 years expiring at various dates. As at June 30, 2005, PLDT’s aggregate remaining obligation under these contracts amounted to approximately Php24 million.

License Agreement with Mobius Management Systems (Australia) Pty Ltd., or Mobius. PLDT entered into a license agreement with Mobius pursuant to which Mobius has granted PLDT a non-exclusive, non-assignable and non-transferable license for the use of computer software components. Under this agreement, Mobius is also required to provide maintenance services for a period of one year at no additional maintenance charge. PLDT may purchase maintenance services upon expiration of the first year for a fee of 15% of the current published license fee. As at June 30, 2005, PLDT’s aggregate remaining obligation under this agreement was approximately Php40 million.

Other Long-term Operating Lease Obligations. The PLDT Group has various long-term lease contracts for periods ranging from two to ten years covering certain offices, warehouses, cell sites telecommunication equipment locations and various office equipment. In particular, Smart has lease obligations aggregating Php3,325 million as at June 30, 2005 in respect of office and cell site rentals with over 3,000 lessors nationwide, PLDT has lease obligations aggregating Php96 million as at June 30, 2005, and ePLDT has lease obligations aggregating Php180 million as at June 30, 2005 in respect of certain office space rentals.

Long-term Capital Lease Obligations

For a discussion of our long-term capital lease obligations, see Note 17 – Interest-bearing Financial Liabilities.

Unconditional Purchase Obligations

Air Time Purchase Agreement with AIL. As discussed in Note 20 – Related Party Transactions, PLDT is a party to a Founder NSP Air Time Purchase Agreement with AIL in March 1997, which was amended in December 1998, under which PLDT is granted the exclusive right to sell AIL services in the Philippines. In exchange, the Air Time Purchase Agreement required PLDT to purchase from AIL a minimum of US$5 million worth of air time annually over ten years commencing on January 1, 2002, the date of commercial operations of the Garuda I Satellite.

In the event that AIL’s aggregate billing revenue is less than US$45 million in any given year, the Air Time Purchase Agreement also states that PLDT has to make supplemental air time purchase payments not to exceed US$15 million per year during the ten-year term.

PLDT and the other founder NSPs are endeavoring to amend the Air Time Purchase Agreement due to the occurrence of partial satellite loss, changes in the primary business of ACeS and other events affecting the business.

In March 2003, PLDT, together with the other founder NSPs, entered into a Standstill Agreement with AIL suspending the application and enforcement of the minimum and supplemental air time payments under the original Air Time Purchase Agreement. The parties agreed that AIL shall provide PLDT and the other founder shareholders, with unlimited use of air time for the year 2003 in exchange for a fixed fee in the amount of US$3.8 million for PLDT. Moreover, PLDT is also obliged to purchase from AIL 13,750 satellite phone units in 2003 at US$395 F.O.B. per unit, subject to quarterly price adjustments. The parties to the Standstill Agreement also agreed to negotiate in good faith and use their best efforts to reach an agreement on a revised Air Time Purchase Agreement before November 15, 2003 that will cover, among other things, the amended minimum and supplemental air time payment provisions subject to the approval of AIL’s creditors.

On February 10, 2004, notwithstanding the ongoing negotiations, AIL advised PLDT of the termination of the Standstill Agreement and the reinstatement of the terms under the original Air Time Purchase Agreement effective January 1, 2002 following the lapse of the November 15, 2003 deadline set in the Standstill Agreement for the negotiation of a revised Air Time Purchase Agreement. Negotiations are continuing with the relevant parties towards an amicable settlement of this matter. See Note 20 – Related Party Transactions and Note 23 – Provisions and Contingencies for further details relating to the Air Time Purchase Agreement with AIL.

As at June 30, 2005, PLDT’s aggregate remaining minimum obligation under the original Air Time Purchase Agreement was approximately Php11,857 million.

International Affiliate Agreement with VeriSign, Inc., or VeriSign. On September 15, 2000, ePLDT entered into an agreement with VeriSign for the non-exclusive, non-transferable right and license to use the VeriSign software, brand and Certification Practice Statement for the purpose of approving, issuing, suspending or revoking digital certificates for users of the internet or similar open systems in the Philippines for a period of seven years. Under this agreement, ePLDT is required to pay VeriSign a certain percentage of the revenue derived from the services subject to minimum annual royalty payments aggregating to US$11 million, which was subsequently reduced to US$1 million, for the seven-year contract period. In addition, ePLDT was required to pay an annual support fee of US$0.5 million during the first year and US$0.3 million in each year thereafter.

Effective July 1, 2003, VeriSign has agreed to amend the Agreement and issued Addendum 6 to write-off all past due invoices and payments owed to VeriSign, which were invoiced or scheduled to be invoiced under the agreement prior to this Addendum 6. All royalty payments and annual support fees due through June 2003 were part of the write-off in the amount of US$0.8 million. For contract year 4 (September 2003 to August 2004), the annual support fee was reduced from US$0.3 million to US$40,000 and for contract years 5 to 7 (September 2004 to August 2007) from US$0.3 million to US$0.16 million. In addition, VeriSign agreed to reduce the affiliate revenue sharing rates from 50% of suggested retail price to 25% of suggested retail price for both enterprise and internet products for 12 months starting July 2003 and negotiable thereafter.

Moreover, effective July 1, 2004, VeriSign has agreed to amend the Agreement and issued Addendum 8 as an extension of Addendum 6. Under this amendment, annual support fee for year 5 (September 2004 to August 2005) will remain at US$40,000 and affiliate revenue sharing rates will remain at 25%. As at June 30, 2005, ePLDT’s aggregate remaining minimum obligation under this agreement was approximately Php4 million pertaining to annual support fee.

License Purchase Agreement with I-Contact Solutions Pte. Ltd. On April 2, 2003, iPlus is a wholly-owned subsidiary of ePLDT and the Philippines’ pioneer in IP-based IT response center, entered into an Application Services Provider, or ASP, and Reseller Contract with I-Contact Solutions Pte. Ltd., or I-Contact, of Singapore. Under the agreement, iPlus will purchase licenses of the CosmoCall Universe ™ IP-based contact center solution. CosmoCall Universe supports multi-channel customer interactions including telephone, web chat, web voice, web video, web collaboration, e-mail and voicemail in one high capacity, high availability, multi-tenant platform. CosmoCall Universe is a complete, unified contact center suite that includes ACD, IVR, CTI, predictive dialing, multimedia recording and a complement of other management applications. The aggregate value of these licenses is US$2.1 million and these licenses will be delivered quarterly over a two-year period. Further to the agreement, I-Contact will appoint iPlus as the exclusive reseller and ASP for the Philippine market and will provide iPlus with all the necessary support in terms of sales, marketing, and technical services. Effective March 30, 2004, I-Contact has agreed to amend the agreement and waived all financial obligations and committed seats requirement over the two-year period. iPlus will pay all its remaining obligations pertaining only to the 300 seats delivered by I-Contact. In June 2005, iPlus committed to purchase additional 50 predictive dialer and Cosmocorder licenses in the amount of Php18 million.

Other Long-term Obligations

Mandatory Conversion and Purchase of Shares. As discussed in Note 9 – Investments in Associates and Note 17 – Interest-bearing Financial Liabilities, as at June 30, 2005, PLDT had issued a total of 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58 million shares of Series K Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel adopted in June 2004.

Each share of Series V, VI and VII Convertible Preferred Stock is convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stocks and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to PLDT common shares. Under a put option exercisable for 30 days, holders of common shares received on mandatory conversion of the Series V, VI and VII Convertible Preferred Stock will be able to require PLDT to purchase such PLDT common shares for Php1,700 per share, US$36.132 per share, and JPY4,071.89 per share, respectively.

As at June 30, 2005, 1,435,905 shares of Series V Convertible Preferred Stock and 604,449 shares of Series VI Convertible Preferred Stock had been converted to PLDT common shares. The aggregate value of the put option based on outstanding shares as at June 30, 2005 was Php19,633 million, of which Php11,706 million is payable on June 4, 2008 and Php7,927 million on June 4, 2009, if all of the outstanding shares of Series V, VI and VII Convertible Preferred Stock were mandatorily converted and all the underlying common shares were put to PLDT. As at June 30, 2005, 1,285,535 shares of Series V, 4,690,655 shares of Series VI and 3,842,000 shares of Series VII Convertible Preferred Stock remain outstanding. The market value of the underlying shares of common stock was Php13,549 million, based on the market price of PLDT common shares of Php1,620 per share as at June 30, 2005.

Commercial Commitments

As at June 30, 2005, our outstanding commercial commitments, in the form of letters of credit, amounted to Php947 million. These commitments will expire within one year.

23. Provisions and Contingencies

We have made a reasonable estimate of the amount necessary to pay or settle the contested assessment in the event of an unfavorable judgment against us and have made the appropriate provisions in our unaudited consolidated financial statements as at June 30, 2005 aggregating Php5,854 million in respect of the following:

NTC supervision and regulation fees, or SRF

Since 1976, PLDT has received assessments from NTC for permit, SRF and other charges pursuant to Section 40 of Commonwealth Act 146, otherwise known as the Public Service Act. As at June 30, 2005, PLDT has paid, since 1994, a total amount of Php1,718 million in SRF, of which Php1,508 million was paid under protest.

PLDT is contesting the manner by which these assessments were calculated and the basis for such calculations. The case is now with the Supreme Court and upon the rules and practice of court, stands submitted for decision.

Smart and Piltel have similarly received assessments from NTC for permit, SRF and other charges which were paid under protest. Total payments amounted to Php122 million each in 2004 and 2003. Morever, on February 11, 2005, Piltel paid under protest the amount of Php559 million in respect of NTC fees for the period from 1992 to 2004.

Local business and franchise tax assessments

PLDT is presently a party to several cases involving the issue of exemption of PLDT from local franchise and business taxes. PLDT believes, based on the opinion of its legal counsel, that it is exempt from payment of local franchise and business taxes.

The Local Government Code of 1991, or R.A. No. 7160, which took effect on January 1, 1992, extended to local government units, or LGUs, power to tax businesses within their territorial jurisdiction granted under Batas Pambansa No. 337 and withdrew tax exemptions previously granted to franchise grantees under Section 12 of R.A. No. 7082.

PLDT believes, based on the opinion of its legal counsel, that R.A. No. 7925 which took effect on March 16, 1995, and the grant of local franchise and business taxes exemption privileges to other franchise holders subsequent to the effectivity of R.A. No. 7160, implicitly restored its local franchise and business taxes exemption privilege under Section 12 of R.A. No. 7082, or the PLDT Franchise pursuant to Section 23 thereof or the quality of treatment clause.

To confirm this position, PLDT sought and obtained on June 2, 1998 a ruling from the Bureau of Local Government Finance, or BLGF, of the Philippine Department of Finance, which ruled that PLDT is exempt from the payment of local franchise and business taxes imposable by LGUs under R.A. No. 7160.

By virtue of the BLGF Ruling, PLDT stopped paying local franchise and business taxes starting with the fourth quarter of 1998 and has filed with certain LGUs claims for tax refund covering the period from the second quarter of 1995 to the third quarter of 1998. PLDT has received assessments for local franchise and business tax from several cities and provinces following PLDT’s decision to stop payment of local franchise and business taxes.

Following a decision of the Supreme Court on March 25, 2003, a judgment in the amount of Php4 million against PLDT involving the City of Davao became final and executory on April 9, 2003, pursuant to which PLDT was declared not exempt from the local franchise tax. Although PLDT believes that it is not liable to pay local franchise and business taxes, PLDT has entered into compromise settlements with several LGUs in order to maintain and preserve its good standing and relationship with these LGUs. Under these compromise settlements, which have been approved by the relevant courts, PLDT has paid a total amount of Php55 million as at June 30, 2005 for local franchise tax covering up to end of 2004.

PLDT continues to contest the remaining assessments amounting to Php3.7 million as at June 30, 2005, a number of which were based on the gross revenues of PLDT derived from its operations within the entire Philippines. PLDT claims that assuming that it is liable for local franchise tax, R.A. No. 7160 provides that local franchise tax shall be based on the gross receipts of the preceding year received or collected for services rendered within the jurisdiction of the taxing authority. Therefore, the use by some LGUs of gross revenues as the basis for computation of franchise tax is in gross violation of the law because it pertains to all income earned regardless of whether it was received or not, unlike gross receipts which are essentially the amount of money or its equivalent actually or constructively received. Moreover, gross revenues refer to all income earned by PLDT within and outside the jurisdiction of the local taxing authority; thus, the use thereof as a basis of computation will exceptionally overstate the franchise tax.

In a petition recently filed with the Supreme Court involving another LGU, PLDT has appealed to the Supreme Court for a re-examination of its decision in the City of Davao case in light of the strong dissenting opinion in that case concurred in by four other Justices of the Supreme Court. PLDT currently expects that going forward it will pay local franchise and business taxes on an annual basis and based on the gross receipts received or collected for services rendered within the jurisdiction of the respective taxing authority.

Smart has, likewise, received assessments for local franchise and business taxes from certain cities and provinces in the aggregate amount of Php313 million, which Smart continues to contest. Smart believes, based on the opinion of its legal counsel, that Smart is not liable to pay the local franchise and business taxes by virtue of (i) the opinion issued by the BLGF dated August 13, 1998; and (ii) Smart’s exemption under its legislative franchise which took effect after the effective date of R.A. No. 7160.

Smart has recently been declared exempt from payment of local franchise tax to the City of Makati in a decision dated August 3, 2004 by the Regional Trial Court of Makati. The City of Makati has filed their motion for reconsideration and Smart has filed its opposition to that motion for reconsideration. The RTC of Makati has denied Makati’s Motion for Reconsideration on November 12, 2004. They have filed a Motion for Extension to file a Petition for Review with the Court of Appeals. However, on June 9, 2005, the Court of Appeals has dismissed the appeal filed by the City of Makati.

The RTC of Iloilo has likewise ruled in a decision dated January 19, 2005 that Smart is exempt from payment of local franchise tax to the City of Iloilo. The City of Iloilo has filed an appeal directly with the Supreme Court but the Court has yet to give it due course.

Piltel’s Bureau of Internal Revenue, or BIR, Assessment

Piltel received the following assessment notices from the BIR:

Year	Tax Assessment Type	Basic	Interest	Total
		(in million pesos)
1998	Value Added Tax, or VAT	85.7	68.7	154.4
	Overseas Communications Tax	31.8	25.5	57.3
	Income Tax	12.4	9.4	21.8
	Administrative Penalties	0.1	–	0.1

1999	VAT	82.8	67.8	150.6
	Income Tax	17.8	13.8	31.6

2001	VAT	56.1	35.1	91.2
	Income Tax	13.4	8.9	22.3

Piltel filed applications for compromise settlement with the BIR for the deficiency tax assessments of 1998 and 1999, citing as basis for the compromise settlement its financial incapacity on account of networth and earnings deficit. Last June 22, 2005, however, Piltel received a letter from the BIR dated May 9, 2005 denying the applications for compromise settlements for the 1998 and 1999 tax assessments. Piltel intends to file a request for reconsideration with the BIR by presenting its latest audited and unaudited financial statements, which indicate that Piltel would still have networth and earnings deficit. If reconsidered, Piltel would be permitted to settle its deficiency tax liabilities by paying 10% to 40% of the assessed deficiency taxes.

Piltel filed last June 20, 2005 an administrative protest in connection with the 2001 tax assessment. Last July 1, 2005, Piltel received a tax verification notice, which granted a request for reinvestigation for the 2001 tax assessment. Piltel also intends to pursue an application for compromise settlement with the BIR once the reinvestigation is concluded and the tax assessment finalized.

Air Time Purchase Agreement with AIL

In March 1997, PLDT entered into a Founder NSP Air Time Purchase Agreement with PT Asia Cellular Satellite as amended in December 1998 and as assigned and transferred to AIL, under which PLDT was granted the exclusive right to sell ACeS services in the Philippines. The Air Time Purchase Agreement required PLDT to purchase from PT Asia Cellular Satellite at least US$5 million worth of air time annually over ten years, commencing on January 1, 2002, the date of commercial operations and has to make supplemental air time purchase payments not to exceed US$15 million per year during the ten-year term in the event revenues generated are less than US$45 million in any given year. The air time payment obligations shall remain in effect until all indebtedness incurred by AIL have been fully repaid. See Note 20 – Related Party Transactions and Note 22 – Contractual Obligations and Commercial Commitments for detailed discussion of the terms of the agreement.

PLDT and the other founder NSPs are endeavoring to amend the Air Time Purchase Agreement due to the occurrence of partial satellite loss, changes in the primary business of ACeS and other events affecting the business.

In March 2003, PLDT, together with the other founder NSPs, entered into a Standstill Agreement with AIL. Payments made to AIL under the Air Time Purchase Agreement based on billings of actual usage and the Standstill Agreement amounted to US$2 million and US$1 million for the second quarters of 2005 and 2004, respectively.

On February 10, 2004, notwithstanding the ongoing negotiations, AIL advised PLDT of the termination of the Standstill Agreement and the reinstatement of the terms under the original Air Time Purchase Agreement effective January 1, 2002 following the lapse of the November 15, 2003 deadline set in the Standstill Agreement for the negotiation of a revised Air Time Purchase Agreement. As at June 30, 2005, PLDT’s outstanding payables under the original Air Time Purchase Agreement was approximately Php4,068 million. Negotiations are continuing with the relevant parties towards an amicable settlement of this matter. Prior to further negotiation of definitive transaction agreement among the parties, PLDT deposited US$21.5 million in an escrow account on March 28, 2005 which was to be disbursed upon the execution and delivery of mutually agreeable definitive transaction agreement on or before April 29, 2005. The parties involved had not reached an agreement and on May 2, 2005, PLDT formally requested for the return of amount deposited which was returned on May 12, 2005.

On June 21, 2004, AIL also sent PLDT a letter citing PLDT in default under the Air Time Purchase Agreement for non-payment of outstanding amounts and for repudiation of its obligations thereunder. PLDT maintains, however, that the termination of the Standstill Agreement and reinstatement of the terms under the original Air Time Purchase Agreement are premature, considering that the discussions or negotiations on the terms of the proposed revised Air Time Purchase Agreement were still pending between the parties, such that it is highly inequitable for AIL to have unilaterally decided to invoke the provisions of the Standstill Agreement and declared PLDT in default. Furthermore, PLDT maintains its position that the Air Time Purchase Agreement has been rendered ineffective by various events, circumstances and technical problems encountered in the operation of the business of AIL. The substantial changes in the circumstances under which AIL must operate, changes which were not contemplated by the parties at the time the commitments were made, have rendered the commitments under the Air Time Purchase Agreement unrealistic and the performance of the same impossible.

As at June 30, 2005, PLDT’s aggregate remaining minimum obligation under the original Air Time Purchase Agreement was approximately Php11,857 million.

We made a reasonable estimate of the amount necessary in the event such obligation would be settled and have made the appropriate provisions in our unaudited consolidated financial statements as at June 30, 2005 with due consideration of AIL’s existing indebtedness and of PLDT’s share as one of the founder NSPs.

24. Financial Assets and Liabilities

Our financial assets and liabilities are recognized initially at fair value. Transaction costs (debt issuance costs) are included in the initial measurement of all financial assets and liabilities except for financial instruments measured at fair value through profit and loss. Subsequent to initial recognition, assets and liabilities are either valued at amortized cost using the effective interest rate method or at fair value depending on classification.

The following table sets forth the carrying values and estimated fair values of our financial assets and liabilities recognized as at June 30, 2005 and December 31, 2004. There are no material unrecognized financial assets and liabilities as at June 30, 2005 and December 31, 2004.

	Carrying Value		Fair Value
	June 30, 2005 (Unaudited)	December 31, 2004 (Audited)	June 30, 2005 (Unaudited)	December 31, 2004 (Audited)
	(in million pesos)
Noncurrent Financial Assets
Investments-available-for-sale	109	104	109	104
Derivative assets	3,694	4,116	3,694	4,116
Notes receivable	346	286	346	286
Total noncurrent financial assets	4,149	4,506	4,149	4,506
Current Financial Assets
Cash and cash equivalents	35,629	27,321	35,629	27,321
Short-term investments	27	3,873	27	3,873
Trade and other receivables	8,457	10,404	8,457	10,404
Derivative assets	217	335	217	335
Total current financial assets	44,330	41,933	44,330	41,933
Total Financial Assets	48,479	46,439	48,479	46,439

Noncurrent Financial Liabilities
Long-term debt - net of current portion*	102,675	121,012	112,214	132,803
Obligations under capital lease*	516	601	516	601
Preferred stock subject to mandatory redemption*	13,611	14,375	16,994	18,237
Derivative liabilities	4,755	5,903	4,755	5,903
Total noncurrent financial liabilities	121,557	141,891	134,479	157,544
Current Financial Liabilities
Notes payable*	56	58	56	58
Current portion of long-term debt*	28,880	28,018	29,614	29,083
Obligations under capital lease*	527	425	527	425
Accounts payable	5,300	7,029	5,300	7,029
Derivative liabilities	229	474	229	474
Total current financial liabilities	34,992	36,004	35,726	37,069
Total Financial Liabilities	156,549	177,895	170,205	194,613

* Included under “Interest-bearing Financial Liabilities” in the consolidated balance sheets.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Interest-bearing Financial Liabilities:

Long-term debt: Fair value is based on the following:

Debt Type	Fair Value Assumptions
Fixed Rate Loans: U.S. dollar notes/convertible debt Other loans in all other currencies	Quoted market price. Estimated fair value is based on the discounted value of future cash flows using the applicable rates for similar types of loans.
Variable Rate Loans	The carrying value approximates fair value because of recent and regular repricing based on market conditions.

Preferred stock subject to mandatory redemption: The fair values were determined using an independent third party valuation model.

Derivative instruments:

Forward foreign exchange contracts and bifurcated foreign currency forwards: The fair values were determined using forward exchange market rates at the balance sheet date.

Foreign currency options: The fair values were computed using an option pricing model.

Foreign currency and interest rate swaps: The fair values were computed as the present value of estimated future cash flows.

Due to the short-term nature of the transactions, the fair value of cash and cash equivalents, short-term investments, trade and other receivables, notes payable and accounts payable approximate amount of consideration at the time of initial recognition.

Financial assets and liabilities carried at amortized cost

Unamortized debt discount, representing debt issuance cost and any difference between the fair value of consideration given or received on initial recognition, included in following financial liabilities amounted to Php15,370 million and Php17,363 million as at June 30, 2005 and December 31, 2004, respectively, see Note 17 – Interest-bearing Financial Liabilities.

Financial assets and liabilities carried at fair value

The following financial assets and liabilities carried at fair value as at June 30, 2005 and December 31, 2004.

	June 30, 2005 (Unaudited)	December 31, 2004 (Audited)
	(in million pesos)
Investments-available-for-sale	109	104
Derivative instruments	(1,073)	(1,926)
	(964)	(1,822)

Derivative Financial Instruments

Our derivative financial instruments are accounted for as either cash flow hedges or transactions not designated as hedges. Cash flow hedges refer to those transactions that hedge our exposure to variability in cash flows attributable to a particular risk associated with a recognized asset or liability. Changes in the fair value of these instruments are recognized as cumulative translation adjustments in equity until the hedged item is recognized in earnings. For transactions that are not designated as hedges, any gains or losses arising from the changes in fair value are recognized directly to income for the period.

The table below sets out the information about our derivative financial instruments as at June 30, 2005 and December 31, 2004:

		June 30, 2005 (Unaudited)		December 31, 2004 (Audited)
	Maturity	Notional Amount	Mark-to-market Gain (Loss)	Notional Amount	Mark-to-market Gain (Loss)
		(in millions)
	PLDT

	Cash flow hedges:
	Long-term currency swaps
	2017	US$300	Php624	US$300	Php748
	2012	250	(361)	250	282

Long-term foreign currency options	2009	175	915	175	672

	Short-term foreign currency options	76	(156)	76	(198)

	Transactions not designated as hedges:
	Long-term foreign currency options	175(1)	76	175(1)	(22)

	Short-term currency options	88(3)	76	76(2)	117
		JPY655	(12)	JPY–	–

	Interest rate swap	US$125	(2,315)	US$125	(3,468)

	Forward foreign exchange contracts	87	92	87	6
		JPY879	(19)	JPY14	1

	Bifurcated embedded derivatives	US$–	–	US$1	(1)
			(1,080)		(1,863)
	Smart

	Transactions not designated as hedges:
	Forward foreign exchange contracts	US$–	(1)	US$69	(77)
	Bifurcated embedded derivatives	9	8	19	14
			7		(63)
	Net liabilities		(Php1,073)		(Php1,926)

(1) Non-hedged portion of 2009 long-term foreign currency options based on the same notional amount as the hedged portion.

(2) Non-hedged portion of short-term foreign currency options based on the same notional amount as the hedged portion.

(3) Non-hedged portion of short-term foreign currency options is inclusive of the same notional amount as the hedged portion and additional short-term foreign currency options not designated as hedges.

	June 30, 2005 (Unaudited)	December 31, 2004 (Audited)
	(in million pesos)
Presented as:
Noncurrent assets	3,694	4,116
Current assets	217	335
Noncurrent liabilities	(4,755)	(5,903)
Current liabilities	(229)	(474)
Net liabilities	(1,073)	(1,926)

Cumulative translation adjustments as at June 30, 2005 and December 31, 2004 consists of:

	June 30, 2005 (Unaudited)	December 31, 2004 (Audited)
	(in million pesos)
Cumulative translation adjustments – beginning	362	549
Movements of cumulative translation adjustments:
Currency translation differences	(2)	17
Net loss on cash flow hedges	(867)	(159)
Net gain (loss) on available-for-sale financial assets	6	(5)
Net gain (loss) on cash flow hedges removed from cumulative translation adjustments and taken to profit or loss	131	(133)
Deferred income tax effects on cash flow hedge	236	93
	(496)	(187)
Cumulative translation adjustments – ending	(134)	362

Analysis of gain (loss) on derivative transactions for the six months ended June 30, 2005 and 2004 are as follows:

	Six Months Ended June 30,
	2005	2004
	(Unaudited)
Net mark-to-market loss – ending	(1,073)	(1,664)
Net mark-to-market loss – beginning	(1,926)	(1,060)
Net change	853	(604)
Net loss charged to cumulative translation adjustments	867	–
Gain (loss) on contracts entered into and terminated during the period	(533)	99
Net gain (loss) on derivative transactions	1,187	(505)

PLDT

Cash Flow Hedges

Long-term Currency Swaps

PLDT entered into long-term principal-only currency swap agreements with various foreign counterparties to hedge the currency risk on its fixed rate notes maturing in 2009, 2012 and 2017. As at June 30, 2005 and December 31, 2004, these long-term currency swaps have an aggregate notional amount of US$550 million. Under the swaps, PLDT effectively exchanges the principal of its U.S. dollar-denominated fixed rate notes into peso-denominated loan exposures at agreed swap exchange rates. The agreed swap exchange rates are reset to the lowest U.S. dollar/Philippine peso spot exchange rate during the term of the swaps, subject to a minimum exchange rate. In March and April 2004, PLDT entered into amendments to keep the lowest reset exchange rate and unwind the downward resettable feature of US$550 million of its long-term principal-only currency swap agreements in order to lower the running hedging cost of the swaps. As at June 30, 2005 and December 31, 2004, the outstanding swap contracts have an agreed average swap exchange rate of Php50.76.

In order to manage hedge costs, these swaps included credit-linkage feature with PLDT as the reference entity. The specified credit events include bankruptcy, failure to pay, obligation acceleration, moratorium/repudiation, and restructuring of PLDT bonds or all or substantially all of PLDT’s obligations. Upon the occurrence of any of these credit events, subject to agreed threshold amounts where applicable, the obligations to both PLDT and its counterparty under the swap contracts terminate without further settlements to either party, including any mark-to-market value of the swaps. In March 2004, PLDT amended an additional US$150 million of the long-term currency swaps to include this credit-linkage feature. As at June 30, 2005 and December 31, 2004, US$725 million of PLDT’s long-term currency swaps/options have been structured to include credit-linkage with PLDT as the reference entity. The semi-annual fixed or floating swap cost payments that PLDT is required to make to its counterparties averaged about 3.79% and 2.95% per annum as at June 30, 2005 and December 31, 2004, respectively. As cash flow hedges, any movements in the fair value of these instruments will be taken as a cumulative translation adjustment under equity in our consolidated balance sheets.

Long-term Foreign Currency Options

To manage hedging costs, the currency swap agreement relating to the 2009 fixed rate notes has been structured to include currency option contracts. If the Philippine peso to U.S. dollar spot exchange rate on maturity date settles beyond Php90.00 to US$1.00, PLDT will have to purchase U.S. dollar at an exchange rate of Php52.50 to US$1.00 plus the excess above the agreed threshold rate. On the other hand, if on maturity, the Philippine peso to US$1.00 spot exchange rate is lower than the exchange rate of Php52.50 to US$1.00, PLDT will have the option to purchase at the prevailing Philippine peso to U.S. dollar spot exchange rate. In July 2004, PLDT and its counterparty, agreed to re-document and re-classify the transaction into long-term currency option contracts. The net semi-annual floating hedge cost payments that PLDT is required to pay under these transactions was approximately 4.72% and 3.94% per annum as at June 30, 2005 and December 31, 2004, respectively.

The option currency contract relating to PLDT’s option to purchase U.S. dollar at Php52.50 to US$1.00 or prevailing spot rate at maturity whichever is lower, qualifies as a cash flow hedge. The option currency contract relating to the counterparty’s option to purchase foreign currency from PLDT at Php90.00 to US$1.00 is not designated as a hedge. Please refer to discussion below (under transactions not designated as hedges).

Short-term Foreign Currency Options

PLDT utilized structures incorporating currency options to hedge the maturing principal on its fixed rate notes due June 2004 and August 2005. Under the terms of the contracts, PLDT will have the option to purchase U.S. dollar at an agreed Philippine peso to U.S. dollar spot exchange rate or prevailing spot rate at maturity whichever is lower.

Transactions Not Designated as Hedges

Due to the amounts of PLDT’s foreign currency hedging requirements and the large interest differential between the Philippine peso and the U.S. dollar, the costs to book long-term hedges can be significant. In order to manage such hedging costs, PLDT utilizes structures that include currency option contracts, and fixed-to-floating coupon-only swaps that may not qualify for hedge accounting.

Long-term Foreign Currency Options

With reference to the above-mentioned hedge on the PLDT’s 2009 fixed rate notes, PLDT simultaneously sold a currency option contract with the same notional amount of US$175 million with the same maturity that gives the counterparty a right to purchase foreign currency at Php90.00 to US$1.00. Together with the long-term currency option contract classified under cash flow hedges, PLDT has the obligation to purchase U.S. dollar at an exchange rate of Php52.50 to US$1.00 plus the excess above the agreed threshold rate. In exchange for this condition, the overall net hedging cost for the transaction is reduced.

Short-term Currency Options

In order to manage hedge costs, currency option contracts that hedge PLDT’s fixed rate notes due June 2004 and August 2005 have features similar to that of the long-term currency option contracts. PLDT simultaneously sold currency option contracts with the same notional amounts with same maturity. Together with the other short term currency option contracts classified under cash flow hedges, PLDT has the obligation to buy U.S. dollar at the agreed strike price plus the excess above the agreed threshold rate should the Philippine peso to U.S. dollar spot exchange rate on maturity date settle beyond that agreed threshold. In exchange for this condition, the overall net hedging cost for the transactions is reduced.

PLDT also entered into short-term U.S. dollar subsidized forwards and Japanese yen currency option contracts to hedge other short-term foreign currency obligations.

Interest Rate Swap

A portion of PLDT’s currency swap agreements to hedge its 2017 fixed rate notes carry fixed rate swap cost payments. To effectively lower the running cost of such swap agreements, PLDT, in April 2003, entered into an agreement to swap the coupon on US$125 million of its 2012 fixed rate notes into a floating rate Japanese yen amount. Under this agreement, PLDT is entitled to receive a fixed coupon rate of 11.375%, provided the Japanese yen to U.S. dollar exchange rate stays above JP¥99.90/US$1.00. Below this level, a reduced fixed coupon rate of 3% will be due to PLDT. In order to mitigate the risk of the Japanese yen strengthening below the agreed threshold, PLDT, in December 2003, entered into an overlay swap transaction to effectively lower the portion of the coupon indexed to the U.S. dollar to Japanese yen rate to 3%. Both swap agreements include a credit-linkage feature with PLDT as the reference entity.

Forward Foreign Exchange Contracts

PLDT entered into short-term U.S. dollar and Japanese yen forward foreign exchange contracts to hedge short-term foreign currency obligations.

Bifurcated Embedded Derivatives

Derivative instruments include derivatives (or derivative-like provisions) embedded in non-derivative contracts. PLDT’s outstanding bifurcated embedded derivative transactions as at December 31, 2004 covered service contracts denominated in U.S. dollars paid out to a Japanese company in April 2005. There are no outstanding bifurcated embedded derivative transactions as at June 30, 2005.

Smart

Smart’s embedded derivatives were bifurcated from service and purchase contracts. As at June 30, 2005 and December 31, 2004, outstanding contracts included a service contract with foreign equipment supplier and various suppliers covering handset and equipment importations payable in U.S. dollars.

Embedded derivatives were also bifurcated from prepaid forwards. The related prepayments amounting to Php27 million and Php3,873 million as at June 30, 2005 and December 31, 2004, respectively, are presented under “Short-term investments.” The embedded foreign currency derivatives bifurcated from these prepaid forwards are presented as derivative assets or derivative liabilities.

Financial Risk Management Objectives and Policies

The main purpose of our financial instruments is to fund our operations. We also enter into derivative transactions, the purpose of which is to manage the currency risks and interest rate risks arising from our operations and our sources of financing. It is, and has been throughout the year under review, our policy that no trading in financial instruments shall be undertaken.

The main risks arising from our financial instruments are liquidity risk, foreign currency risk, interest rate risk and credit risk. Our Board reviews and agrees with policies for managing each of these risks and they are summarized below. We also monitor the market price risk arising from all financial instruments. Our accounting policies in relation to derivatives are set out in Note 2 – Summary of Significant Accounting Policies.

Liquidity Risk

We seek to manage our liquidity profile to be able to finance our capital expenditures and service our maturing debts. To cover our financing requirements, we intend to use internally generated funds and proceeds from debt and equity issues and sales of certain assets.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flow information and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These initiatives may include bank loans, export credit agency-guaranteed facilities, and debt capital and equity market issues.

Foreign Currency Risk

The following table shows our consolidated foreign currency-denominated monetary assets and liabilities and their peso equivalents as at June 30, 2005 and December 31, 2004:

	June 30, 2005 (Unaudited)		December 31, 2004 (Audited)
	U.S. Dollar	Php Equivalent(1)	U.S. Dollar	Php Equivalent(2)
	(in millions)
Noncurrent Financial Assets
Derivative assets	US$61	Php3,435	US$73	Php4,113
Notes receivable	6	346	5	286
Total noncurrent financial assets	67	3,781	78	4,399
Current Financial Assets
Cash and cash equivalents	315	17,668	251	14,142
Short-term investments	1	68	69	3,888
Trade and other receivables	141	7,938	146	8,226
Derivative assets	21	476	6	338
Total current financial assets	478	26,150	472	26,594
Total Financial Assets	US$545	Php29,931	US$550	Php30,993

Noncurrent Financial Liabilities
Interest-bearing financial liabilities	US$2,022	Php113,578	US$2,330	Php131,275
Derivative liabilities	85	4,755	105	5,916
Total noncurrent financial liabilities	2,107	118,333	2,435	137,191
Current Financial Liabilities
Accounts payable	20	1,124	46	2,592
Accrued expenses and other current liabilities	54	3,017	77	4,338
Derivative liabilities	4	229	8	451
Interest-bearing financial liabilities	511	28,644	483	27,213
Total current financial liabilities	589	33,014	614	34,594
Total Financial Liabilities	US$2,696	Php151,347	US$3,049	Php171,785

(1) The exchange rate used was Php56.177 to US$1.00.

(2) The exchange rate used was Php56.341 to US$1.00.

In translating the foreign currency-denominated monetary assets and liabilities into peso amounts, the exchange rates used were Php56.177 to US$1.00 and Php56.341 to US$1.00, the Philippine peso-U.S. dollar exchange rates as at June 30, 2005 and December 31, 2004, respectively.

As at August 3, 2005, the peso–dollar exchange rate was Php56.106 to US$1.00. Using this exchange rate, our consolidated net foreign currency–denominated liabilities as at June 30, 2005 would have decreased by Php153 million.

While a certain percentage of our revenues is either linked to or denominated in U.S. dollars, substantially all of our indebtedness and related interest expense, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars.

As at June 30, 2005, approximately 98% of our total consolidated debts were denominated in foreign currencies principally in U.S. dollars. Of our foreign currency-denominated debts, 4% are in Japanese yen and the balance in U.S. dollars. Thus, a weakening of the Philippine peso against the U.S. dollar or Japanese yen will increase both the principal amount of our unhedged foreign currency-denominated debts (representing 62% of our consolidated foreign-currency debts), and interest expense on our debt in peso terms. In addition, many of our financial ratios and other financial tests will be negatively affected. If, among other things, the value of the Philippine peso against the U.S. dollar substantially drops from its current level, we may be unable to maintain compliance with these ratios, which could result in acceleration of some or all of our indebtedness. For further information on our loan covenants, see Note 17 – Interest-bearing Financial Liabilities.

To manage our foreign exchange risks, stabilize cash flows, and improve investment and cash flow planning, we enter into foreign exchange forward contracts, foreign currency swap contracts, currency options and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. However, these hedges do not cover all of our exposure to foreign exchange risks.

Specifically, we use forward foreign exchange contracts, foreign currency swap contracts and currency option contracts to manage the foreign exchange risk associated with our foreign currency-denominated loans.

Interest Rate Risk

On a limited basis, we enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations. We make use of hedging instruments and structures solely for reducing or managing financial risks associated with our liabilities and not for trading or speculative purposes.

The following tables set out the carrying amount, by maturity, of our financial instruments that are exposed to interest rate risk:

Six Months Ended June 30, 2005 (Unaudited)

								Discount/
								Debt
					Over 5	In U.S.		Issuance Cost	Carrying Value	Fair Value
										In U.S.
	Below 1 year	1-2 years	2 – 3 years	3-5 years	years	Dollar	In Php	In Php	In Php	Dollar	In Php
								(in millions)
Liabilities:
Long-term Debt
Fixed Rate
US$ Notes (in millions)	230	236	–	175	550	1,191	66,879	837	66,042	1,293	72,650
Interest rate	9.25% to 9.875%	7.85% to 10.625%	–	10.50%	8.35% to 11.375%	–	–	–	–	–	–
US$ Fixed Loans (in millions)	101	52	42	39	280	514	28,861	7,000	21,861	414	23,193
Interest rate	4.49% to 7.95%	4.49% to 7.95%	4.49% to 7.58%	4.49% to 6.66%	2.25%	–	–	–	–	–	–
Japanese Yen (in millions)	25	25	25	–	–	75	4,238	–	4,238	76	4,280
Interest rate	2.125%	2.125%	2.125%	–	–	–	–	–	–	–	–
Philippine Peso (in millions)	6	14	–	14	–	34	1,926	5	1,921	38	2,141
Interest rate	11.18% to 24%	15.816% to 24%	–	15.00%	–	–	–	–	–	–	–
Variable Rate
U.S. Dollar (in millions)	149	160	115	147	104	675	37,917	1,958	35,959	675	37,917
Interest rate	GOVCO’s Cost + 0.20%; 0.15% to 4.30% over LIBOR	GOVCO’s Cost + 0.20%; 0.15% to 4.30% over LIBOR	GOVCO’s Cost + 0.20%; 0.15% to 4.30% over LIBOR	0.15% to 2.50% over LIBOR	0.5% to 2.5% over LIBOR	–	–	–	–	–	–
Japanese Yen (in millions)	6	6	5	–	–	17	958	2	956	17	958
Interest rate	1.70% over LIBOR	1.70% over LIBOR	1.70% over LIBOR	–	–	–	–	–	–	–	–
Philippine Peso (in millions)	–	2	2	1	7	12	689	111	578	12	689
Interest rate	1% over 91-day T-bill rate; 11% to 11.25%	1% over 91-day T-bill rate; 11% to 11.25%	1% over 91-day T-bill rate; 11% to 11.25%	1% over 91-day T-bill rate	1% over 91-day T-bill rate	–	–	–	–	–	–
						2,518	141,468	9,913	131,555	2,525	141,828

Interest rate swap (fixed to floating)
U.S. Dollar (US$125 million)	–	–	–	–	–	(41)	(2,315)	–	–	(41)	(2,315)
Japanese Yen (JPY15,037 million)					–	–	–	–	–	–	–
Fixed Rate on US$ notional	11.375%	11.375%	11.375%	11.375%	11.375%	–	–	–	–	–	–
Variable Rate on JPY notional	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	–	–	–	–	–	–

Year Ended December 31, 2004 (Audited)

								Discount/
								Debt
					Over 5	In U.S.		Issuance Cost	Carrying Value	Fair Value
										In U.S.
	Below 1 year	1-2 years	2-3 years	3-5 years	years	Dollar	In Php	In Php	In Php	Dollar	In Php
								(in millions)
Liabilities:
Long-term Debt
Fixed Rate
US$ Notes (in millions)	110	130	272	175	550	1,237	69,725	930	68,795	1,307	73,662
Interest rate	9.875%	9.250%	7.85% to 10.625%	10.50%	8.35% to 11.375%	–	–	–	–	–	–
US$ Fixed Loans (in millions)	125	93	51	58	280	607	34,190	7,340	26,850	576	32,452
Interest rate	4.49% to 8.03%	4.49% to 7.95%	4.49% to 7.95%	4.49% to 7.58%	2.25%	–	–	–	–	–	–
Japanese Yen (in millions)	27	27	27	14	–	95	5,363		5,363	96	5,414
Interest rate	2.125%	2.125%	2.125%	2.125%	–	–	–	–	–	–	–
Philippine Peso (in millions)	14	14	–	–	14	42	2,371	5	2,366	45	2,537
Interest rate	11.18% to 24%	11.6% to 24%	–	–	15%	–	–	–	–	–	–
Variable Rate
U.S. Dollar (in millions)	212	213	139	117	132	813	45,832	2,045	43,787	814	45,832
Interest rate	0.15% to 4.3% over LIBOR	0.15% to 4.3% over LIBOR	0.15% to 4.3% over LIBOR	0.15% to 4.3% over LIBOR	0.5% to 2.5% over LIBOR	–	–	–	–	–	–
Japanese Yen (in millions)	6	6	6	4	–	22	1,212	–	1,212	22	1,212
Interest rate	1.7% over JPY LIBOR	1.7% over JPY LIBOR	1.7% over JPY LIBOR	1.7% over JPY LIBOR	–	–	–	–	–	–	–
Philippine Peso (in millions)	2	2	2	1	7	14	777	120	657	13	777
Interest rate	1.0% over 91-day T-bill rate; 11% to 11.25%	1.0% over 91-day T-bill rate; 11% to 11.25%	1% over 91-day T-bill rate; 11% to 11.25%	1% over 91-day T-bill rate	1% over 91-day T-bill rate	–	–	–	–	–	–
						2,830	159,470	10,440	149,030	2,873	161,886

Interest rate swap (fixed to floating)
U.S. Dollar (US$125 million)	–	–	–	–	–	(62)	(3,468)	–	–	(62)	(3,468)
Fixed Rate on US$ notional	11.375%	11.375%	11.375%	11.375%	11.375%	–	–	–	–	–	–
Variable Rate on JPY notional	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	–	–	–	–	–	–

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is mostly done on intervals of three months or six months. Interest on fixed rate financial instruments is fixed until maturity of instrument. Financial instruments that are not subject to interest rate risk were not included in the above tables.

Credit Risk

We trade only with recognized, creditworthy third parties. It is our policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis to reduce our exposure to bad debts.

With respect to credit risk arising from our other financial assets, which comprise cash and cash equivalents, certain derivative instruments, our exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments.

We have no significant concentrations of credit risk.

25. Other Matters

a. Interconnection Agreements

PLDT has existing interconnection agreements with nine International Gateway Facilities, or IGF operators, six Inter Exchange Carriers, or IXCs, six Cellular Mobile Telephone Systems, or CMTS operators, 70 LECs (including members of the Philippine Association of Private Telephone Companies, Inc.), and 12 paging and trunk radio operators. These interconnection agreements include provisions for settlement and payment of charges. Settlements with interconnecting IGF operators and CMTS operators for local calls are in the form of access charges. Settlement with interconnecting IXCs and LECs for toll calls are based on hauling and access charges, and to some extent, revenue sharing. Settlement also involves payment of access charges, but settlement for toll calls is on a revenue-sharing basis. LEC to LEC interconnection with hauling from one service area to another service area is settled based on trunk charges, while overlay LEC to LEC interconnection in a given service area is without charges. Paging and trunk radio interconnection settlements are based on fixed charges.

b. U.S. Federal Communications Commission, or U.S. FCC, Ruling versus Philippine Telecommunications Companies

Effective as at February 1, 2003, PLDT stopped terminating traffic sent directly by each of AT&T and MCI, because PLDT’s termination rate agreements with AT&T and MCI lapsed in December 2002 without either agreeing with PLDT on any provisional arrangement or final agreement on new termination rates. In separate orders dated February 7 and 26, 2003, the NTC confirmed that “absent any provisional or interim agreement” with U.S. carriers, there would be no provision of termination services between the parties “who are thereby encouraged to seek other routes or options to terminate traffic to the Philippines.” Upon petitions of AT&T and MCI, on March 10, 2003, the International Bureau of the U.S. FCC issued an Order which directed all facilities-based carriers subject to U.S. FCC jurisdiction to suspend payments for termination services to Philippine carriers, including PLDT, Smart and Subic Telecom, until such time as the U.S. FCC issued a Public Notice that AT&T’s and MCI’s circuits on the U.S.–Philippine route were fully restored. The Order also removed the Philippines from the list of U.S.–international routes approved for the provision of International Simple Resale, or ISR. In response to the International Bureau’s Order, the NTC issued a Memorandum Order dated March 12, 2003, directing all affected Philippine carriers
“(1) not to accept terminating traffic via direct circuits from U.S. facilities-based carriers who do not pay Philippine carriers for services rendered; and (2) to take all measures necessary to collect payments for services rendered in order to preserve the viability, efficiency, sustained growth and development and continued competitiveness of the Philippine telecommunications industry.”

On October 17, 2003, based on negotiations between the NTC and the U.S. FCC to resolve the issue regarding termination rates, the NTC, in the expectation that the U.S. FCC would fully lift the March 10, 2003 Order, lifted its March 12, 2003 Order and directed all Philippine carriers to immediately accept terminating traffic via direct circuits from U.S. facilities-based carriers at mutually acceptable final or interim termination rates and other terms and conditions agreed upon by the parties.

On November 17, 2003, after Smart reached interim agreements with each of AT&T and MCI on September 30 and November 12, 2003, respectively, the International Bureau of the U.S. FCC lifted its March 10, 2003 Order with respect to Smart and ordered the U.S. carriers to resume making payments to Smart.

On January 15, 2004, after PLDT reached interim agreements with each of MCI and AT&T and reopened its circuits with these carriers on November 12, 2003 and January 9, 2004, respectively, the International Bureau of the U.S. FCC lifted its March 10, 2003 Order also with respect to PLDT and ordered the U.S. carriers to resume making payments to PLDT.

On May 13, 2004, the U.S. FCC partially dismissed and partially denied applications by Philippine carriers, including PLDT, and certain U.S. carriers for review of the March 10, 2003 Order of the International Bureau of the U.S. FCC. In particular, the U.S. FCC affirmed the March 10, 2003 Order’s finding that “Philippine carriers engaged in collective action to “whipsaw” AT&T and MCI.” The U.S. FCC stated, however, that the findings of the March 10, 2003 Order were not findings under the U.S. anti-trust laws and that the U.S. Department of Justice is independently “investigating the possibility of anticompetitive practices among Philippine carriers under its authority pursuant to U.S. anti-trust laws.” The U.S. FCC also upheld the March 10, 2003 Order in respect of the suspension of payments for termination services to the Philippine carriers pending restoration of the circuits. In addition, the U.S. FCC denied a request to modify the March 10, 2003 Order of the International Bureau of the U.S. FCC to restore the Philippines to the list of U.S.-international routes approved for the provision of ISR. The U.S. FCC stated that it was dismissing this request as moot because of the U.S. FCC’s recently adopted International Settlements Policy Reform Order which eliminated ISR policies.

Although not included in the initial list of countries exempted from the U.S. FCC’s International Settlements Policy, or ISP, the U.S. FCC identified the U.S.–Philippines route as eligible for being removed from the ISP in accordance with its newly established procedures for doing so. Under this procedure, the U.S. FCC asked for public comment on the removal of the Philippines from the ISP. In comments filed in June and July 2004, removal was reported by several Philippine and U.S. carriers, including AT&T and MCI, and was opposed by one U.S. carrier, International Access, Inc. In November 2004, the U.S. FCC exempted a number of additional countries from the ISP, but not the Philippines. Instead, the U.S. FCC stated that it would rule separately regarding the Philippines after reviewing the issues raised by International Access, Inc. These issues are still pending before the U.S. FCC.

On July 6, 2004, PLDT filed with the U.S. FCC a petition for reconsideration of the U.S. FCC’s May 13, 2004 Order on the grounds that the order should have vacated as moot the International Bureau’s March 10, 2003 Order.

c. Investigation by the U.S. Department of Justice

In January 2004, PLDT received a grand jury subpoena seeking documents and a PLDT employee was subpoenaed to testify before the grand jury in connection with a criminal investigation being conducted by the U.S. Department of Justice with respect to alleged anti-trust violations relating to the provision of international termination services in the Philippines. The U.S. Department of Justice has also requested testimony and documents from Smart in connection with this investigation. Further, in March 2004, PLDT (U.S.) Ltd., a subsidiary of PLDT Global, received a grand jury subpoena seeking documents, in response to which PLDT (U.S.) Ltd. produced documents. In February 2005, two former employees of PLDT U.S. Ltd. testified before the grand jury in the U.S. Department of Justice matter. A PLDT employee was also scheduled to reappear for testimony in February, but his appearance has been postponed. On May 11, 2005, the U.S. Department of Justice informed our legal counsel in Washington, D.C., Covington & Burling, that the U.S. Department of Justice has terminated its antitrust investigation relating to termination rate increases implemented in early 2003 by certain Philippine long distance carriers including PLDT and that no enforcement action will be taken.